   As filed with the U.S. Securities and Exchange Commission on July 13, 2000
                                                      Registration No. 333-36044
================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                 AMENDMENT NO. 1
                                   TO FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                            -------------------------

                              TEKINSIGHT.COM, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                    7372                                    95-4228470
(State or Other Jurisdiction of            (Primary Standard Industrial                     (I.R.S. Employer
Incorporation or Organization)             Classification Code Number)                     Identification No.)

                          5 Hanover Square, 24th Floor
                            New York, New York 10004
                                 (212) 271-8550
          (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

                            -------------------------

                                 Steven J. Ross
                      President and Chief Executive Officer
                              TekInsight.Com, Inc.
                          5 Hanover Square, 24th Floor
                            New York, New York 10004
                                 (212) 271-8550
 (Name, address, including zip code and telephone number, including area code, of agent for service)

                            -------------------------

                                   Copies to:
    PETER W. ROTHBERG                             ROBERT J. DIEHL, JR.
    WILLIAM W. BARKER                         Bodman, Longley & Dahling LLP
    Nixon Peabody LLP                      100 Renaissance Center, 34th Floor
    437 Madison Avenue                           Detroit, Michigan 48243
 New York, New York 10022                       Telephone: (313) 259-7777
Telephone: (212) 940-3000                       Facsimile: (313) 393-7579
Facsimile: (212) 940-3111                         www.bodmanlongley.com
   www.nixonpeabody.com

          Approximate date of commencement of proposed sale to public:
  As soon as practicable after this registration statement becomes effective.
         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

 DATA SYSTEMS NETWORK CORPORATION                      TEKINSIGHT.COM, INC.
34705 West 12 Mile Road, Suite 300                 5 Hanover Square, 24th Floor
    Farmington Hills, MI 48331                          New York, NY 10004
          (248) 489-8700                                  (212) 271-8550

Dear Data Systems Shareholder:

         We are pleased to send you this proxy statement/prospectus for a special meeting of shareholders of Data Systems Network Corporation to be held on August 9, 2000, at 10 a.m. local time, at our headquarters located at 34705
W. 12 Mile Road, Suite 300, Farmington Hills, Michigan.

         At the special meeting, you will be asked to approve the proposed merger of Data Systems with and into TekInsight Services, Inc., a wholly-owned subsidiary of TekInsight. If the merger is approved, you will exchange your Data Systems common stock for a new class of TekInsight Series A convertible preferred stock that will have an aggregate dollar value of between $12.5 million and $18 million, depending on the average market value of TekInsight common stock as quoted on The Nasdaq SmallCap Market for the 10 consecutive trading days immediately prior to the closing date of the merger. We expect the closing date will be one to two days after the special meeting.

         Because the exact price will be determined after the meeting date, we cannot tell you today, and you will not know when you vote, what the exact value of your Series A preferred stock will be. However, if the closing of the merger were July 10, 2000 the average market value for TekInsight common stock over the prior 10 days would be $2.78, the aggregate merger consideration would be $12.5 million, each share of Series A preferred stock you receive would be valued at $6.95 per share, and you would receive 0.32 shares of Series A preferred stock for every share of Data Systems common stock you own. You may call 1-800-544-2086 for a daily update on this information.

         The proposed merger was negotiated on an arms' length basis. Although not required, the board of directors of each of Data Systems and TekInsight believed it would be helpful to engage its own independent financial advisor and obtain an opinion regarding the fairness of the merger consideration from a financial perspective. Data Systems engaged Valuation Counselors Group, Inc. and TekInsight engaged Valuemetrics, Inc. as their independent financial advisors. Valuation Counselors delivered their opinion to us, and Valuemetrics delivered their opinion to the board of directors of TekInsight, that the merger consideration is fair from a financial perspective. Your board of directors unanimously recommends that you vote "FOR" the merger.

         Shareholders of Data Systems have appraisal rights under Michigan law, which are explained in detail beginning on page __ of this proxy statement/prospectus.

         Whether or not you plan to attend the special meeting, please complete the enclosed white proxy card, sign it, and return it to us so that your vote will be counted. Not returning the enclosed white proxy card and not voting at the meeting will have the same effect as voting against the merger. Your proxy can be revoked either by attending the special meeting and voting in person or by sending us a properly executed later-dated proxy card.

         An investment in TekInsight involves material risks. Please carefully read "Risk Factors" beginning on page __ of this proxy statement/prospectus.

                                   Sincerely,


                                   Michael W. Grieves
                                   President and Chief Executive Officer
                                   Data Systems Network Corporation

July 13, 2000
Farmington Hills, Michigan

         Neither the Securities and Exchange Commission nor any state securities commission has approved the securities being offered and issued in the merger or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         This proxy statement/prospectus is dated July 13, 2000, and is first being mailed to shareholders on July 14, 2000.

                        DATA SYSTEMS NETWORK CORPORATION

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON AUGUST 9, 2000

                         ------------------------------

To the Shareholders of Data Systems:

         We will hold a special meeting of the shareholders of Data Systems on August 9, 2000, at 10 a.m., local time, at our headquarters located at 34705 W. 12 Mile Road, Suite 300, Farmington Hills, Michigan to consider and vote upon a proposal to adopt the agreement and plan of merger among TekInsight.Com, Inc., its wholly-owned subsidiary, TekInsight Services, Inc., and Data Systems.

         Under the merger agreement, shareholders of Data Systems will receive their proportionate share of TekInsight Series A convertible preferred stock that will have an aggregate dollar value of between $12.5 million and $18 million depending on the average market value of TekInsight's common stock as quoted on the Nasdaq Small Cap Market for the 10 consecutive trading days immediately prior to the closing date of the merger. Accordingly, if the merger occurred on July 10, 2000 based upon 5,558,878 shares of Data Systems common stock outstanding on that date, the Series A preferred stock received would be valued at $6.95 per share. You would receive 0.32 shares of Series A preferred stock for every share of Data Systems common stock you own. Cash will be paid for fractional shares.

         We do not expect to transact any other business at the special meeting.

         The record date for the special meeting is July 13, 2000. Only shareholders of Data Systems of record at the close of business on the record date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements.

         We cannot complete the merger unless the agreement and plan of merger is adopted by a majority of the outstanding shares held by shareholders of Data Systems.

         The board of directors of Data Systems unanimously recommends that you vote "FOR" the merger proposal.

         Shareholders of Data Systems have appraisal rights under Michigan law, which are explained in detail beginning on page ___ of this proxy statement/prospectus.

         You are cordially invited to attend the special meeting. Whether or not you plan to attend the special meeting, please complete the enclosed white proxy card, sign it and return it to us so that your vote will be counted. Not returning the enclosed white proxy card and not voting at the meeting will have the same effect as voting against the merger. Your proxy can be revoked either by attending the special meeting and voting in person or by sending a properly executed later-dated proxy card.

                                   By Order of the Board of Directors,


                                   Michael W. Grieves
                                   President and Chief Executive Officer
                                   Data Systems Network Corporation

July 13, 2000
Farmington Hills, Michigan


           Please do not send in your stock certificates at this time.

                              TEKINSIGHT.COM, INC.
                          5 Hanover Square, 24th Floor
                            New York, New York 10004

Dear TekInsight Stockholder:

         We are pleased to announce that the board of directors of TekInsight.Com, Inc. and Data Systems Network Corporation have each unanimously approved the merger of Data Systems with and into TekInsight Services, Inc., our wholly-owned subsidiary.

         You will be asked to approve two proposals at a special meeting of stockholders of TekInsight to be held on August 9, 2000, at 10 a.m. local time, at the law offices of Nixon Peabody LLP, located at 437 Madison Avenue, 24th Floor, New York, New York 10022, in connection with the proposed merger of TekInsight Services and Data Systems.

         We are soliciting your approval pursuant to Nasdaq Rule 4310 which requires Nasdaq-listed companies to obtain stockholder approval before issuing 20% or more of their common stock or securities convertible into common stock in connection with a transaction other than a public offering. This would include the Series A preferred stock to be issued to shareholders of Data Systems in the merger. The issuance of shares of our Series A preferred stock in the merger will exceed the 20% threshold.

         We are also soliciting your approval to amend our 1992 employee stock option plan to increase the number of shares of common stock reserved for issuance under the 1992 plan from 500,000 shares to 2,000,000 shares. The purpose of the increase is to cover future option grants to our officers, directors, key employees and consultants.

         The board of directors of TekInsight unanimously recommends that you vote "FOR" both proposals.

         Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed blue proxy card, and return it to us so that your vote will be counted. Your proxy can be revoked either by attending the special meeting and voting in person or by sending us a properly executed later-dated proxy card.

                                   Sincerely,


                                   Steven J. Ross
                                   President and Chief Executive Officer
                                   TekInsight.Com, Inc.


New York, New York
July 13, 2000

                              TEKINSIGHT.COM, INC.

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON AUGUST 9, 2000

                          ----------------------------


To the Stockholders of TekInsight:

         We will hold a special meeting of stockholders of TekInsight on August 9, 2000, at 10 a.m., local time, at the law offices of Nixon Peabody LLP, located at 437 Madison Avenue, 24th Floor, New York, New York to consider and vote upon the following:

         o Stockholder approval pursuant to Nasdaq Rule 4310 which requires Nasdaq-listed companies to obtain stockholder approval before issuing 20% or more of their common stock or securities convertible into common stock in a transaction other than a public offering. This would include the Series A preferred stock to be issued to shareholders of Data Systems in the merger. The issuance of shares of our Series A preferred stock in the merger will exceed the 20% threshold.

         o Amendment of our 1992 employee stock option plan to increase the number of shares of common stock reserved for issuance from 500,000 shares to 2,000,000 shares. The purpose of this increase is to cover future option grants to our officers, directors, key employees and consultants.

         The record date for the special meeting is July 10, 2000. Only stockholders of TekInsight of record at the close of business on the record date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements.

         We cannot complete the merger unless pursuant to Nasdaq Rule 4310 the proposal to issue the Series A preferred stock is approved by a majority of the votes cast on the proposal to issue the Series A preferred stock is approved by a majority of the votes cast on the proposal at the special meeting in person or by proxy. The proposed amendment to the 1992 plan must also be approved by a majority of votes cast on the proposal at a special meeting in person or by proxy.

         You are cordially invited to attend the special meeting. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed blue proxy and promptly return it in the enclosed postage-paid envelope. Your proxy can be revoked either by attending the special meeting and voting in person or by sending us a properly executed later-dated proxy card.


                                    By Order of the Board of Directors,


                                    Steven J. Ross
                                    President and Chief Executive Officer
                                    TekInsight.Com, Inc.


New York, New York
July 13, 2000

                                TABLE OF CONTENTS


                                                                                                              Page
                                                                                                              ----
Q&A ABOUT THE MERGER...........................................................................................iii
SUMMARY..........................................................................................................1
RISK FACTORS....................................................................................................10
BACKGROUND OF THE MERGER........................................................................................16
      Data Systems' Reasons for the Merger; Recommendations of the Board of Directors...........................17
      TekInsight's Reasons for the Merger; Recommendation of Board of Directors.................................18
      INTERESTS OF CERTAIN PERSONS IN THE MERGER................................................................20
MERGER AGREEMENT................................................................................................23
OPINIONS OF FINANCIAL ADVISORS..................................................................................28
      Opinion of Data Systems' Financial Advisors-- Valuation Counselors Group, Inc.............................28
      Opinion of TekInsight's Financial Advisors-- Valuemetrics, Inc............................................32
DESCRIPTION OF SERIES A PREFERRED STOCK.........................................................................37
COMPARISON OF SHAREHOLDER RIGHTS................................................................................39
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER..........................................................43
DISSENTERS' RIGHTS..............................................................................................45
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF TEKINSIGHT.COM, INC. AND SUBSIDIARIES.......47
INFORMATION ABOUT TEKINSIGHT....................................................................................52
INFORMATION ABOUT DATA SYSTEMS..................................................................................70
VOTING SECURITIES AND PRINCIPAL HOLDERS.........................................................................86
MARKET PRICE INFORMATION........................................................................................89
PROPOSAL 2--APPROVAL BY TEKINSIGHT STOCKHOLDERS OF ISSUANCE OF SHARES PURSUANT TO NASDAQ RULE 4310..............90
PROPOSAL 3--INCREASE IN AUTHORIZED COMMON STOCK RESERVED FOR ISSUANCE UNDER TEKINSIGHT'S 1992 STOCK
     OPTION PLAN................................................................................................91
LEGAL MATTERS...................................................................................................93
EXPERTS.........................................................................................................93
WHERE YOU CAN FIND MORE INFORMATION.............................................................................93
INDEX TO FINANCIAL STATEMENTS..................................................................................F-1

                                    APPENDIX

Michigan Business Corporation Act Section 761 through Section 774..............................................A-1
Opinion of Valuation Counselors Group, Inc.....................................................................B-1
Opinion of Valuemetrics, Inc...................................................................................C-1

                         -----------------------------


         This proxy statement/prospectus contains "forward-looking statements" for purposes of Section 27A of Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may involve risks and uncertainties that may cause actual results of TekInsight and Data Systems to be materially different from future results or performance expressed or implied by such statements. These statements may be identified by the use of words such as "expect," "anticipate," "project," "intend," "believe" and "plan." Factors that could contribute to such differences are discussed under "Risk Factors," "Information About TekInsight" and "Information About Data Systems."

         Shareholders of Data Systems should rely only on the information contained in this prospectus. TekInsight has not authorized anyone to provide you with different information. TekInsight is not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.


                         -----------------------------

                              Q&A ABOUT THE MERGER

Q:      Why are TekInsight and Data Systems proposing to merge?

A: TekInsight provides advanced Internet, eCommerce and computer network products, and professional services solutions that include XML streaming technology.

        Data Systems provides computer network integration and data management services in the distributed computing marketplace. Data Systems also provides a wide range of network integration services including installation, consultation, technical support and training to governmental and corporate accounts.

        TekInsight believes that the merger will give TekInsight access to the superior sales and distribution channel of Data Systems to accelerate market penetration for its products.

Q:      Why are shareholders of Data Systems receiving this document?

A: This proxy statement/prospectus is the proxy statement of Data Systems used by its board of directors to solicit approval of the merger by shareholders of Data Systems. It is also the prospectus of TekInsight covering the offer and sale of the Series A preferred stock to be issued in exchange of Data Systems common stock in the merger.

Q: Are there any risks that shareholders of Data Systems should consider in deciding whether or not to vote for the merger?

A: An investment in TekInsight involves material risks. In evaluating the merger, please carefully consider the factors discussed in the section entitled "Risk Factors" beginning on page __.

Q:      What will shareholders of Data Systems receive in the merger?

A: In exchange for Data Systems shares, shareholders of Data Systems will receive a new class of TekInsight Series A preferred stock. The merger consideration will be between $12.5 million and $18 million, depending upon the average market value of TekInsight's common stock as quoted on The Nasdaq SmallCap Market for the 10 days immediately prior to the closing date of the merger.

        Because the value of the merger consideration depends on the trading price of TekInsight stock after the date of the special meeting of Data Systems, you will not know the exact value of your shares at the time you vote.

        The merger consideration is described in detail under "Merger Consideration" beginning on page __. We currently expect the value of the merger to be $12.5 million, or $2.25 per share of Data Systems common stock, respectively. You may call 1-800-544-2086 for a daily update on this information.

Q: What are the material federal income tax consequences of the merger to shareholders of Data Systems?

A: In the opinion of tax counsel, the merger will be a tax-free reorganization.

Q:      What do I need to do now?

A: If you are a Data Systems shareholder, after you carefully read this proxy statement/prospectus, indicate on the enclosed white proxy card whether you are voting "FOR or "AGAINST" the merger or will "ABSTAIN" from voting. Sign and mail the white proxy card to us in the enclosed white prepaid return envelope as soon as possible.

        Do not send in your Data Systems certificates now. Wait until the exchange agent contacts you with instructions. Then, send your Data Systems certificates to the exchange agent and the exchange agent will send you your Series A preferred stock. The exchange agent is:

         American Stock Transfer & Trust
            Company
         40 Wall Street, 46th Floor
         New York, New York 10005
         (212) 936-5100

Q:      What do I do if I want to change my vote?

A:      You may change your vote:

o by sending a written notice stating that you would like to revoke your proxy to the corporate secretary of Data Systems before the special meeting;

o by signing a later-dated proxy card and returning it by mail before the special meeting; or

o   by attending the special meeting and voting in person.

Q: If my broker holds my shares in "street name," will my broker vote my shares for me?

A: If you do not provide your broker with instructions on how to vote your shares held in "street name," your broker will not be permitted to vote them at the special meetings. Broker non votes and abstentions have the same effect as a vote "AGAINST" the merger. If you want to vote "FOR" the merger, be sure to provide your broker with instructions on how to vote your shares.

Q:      When do you expect to complete the merger?

A: We are working to complete the merger as quickly as possible. We expect to complete the merger within one to two days of obtaining approval of shareholders of Data Systems at their special meeting.

Q:      Where can I find more information about the companies.

A: TekInsight and Data Systems each file reports with the SEC. You may read and copy this information at the SEC's public reference facilities. Call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet Web site of the SEC at www.sec.gov.

Q:      Whom should I call with questions?

A: Data Systems and TekInsight shareholders should direct questions to Katrina Kostes, TekInsight's Communications Director, at (212) 271-8550.

Q:      Are stockholders of TekInsight required to approve the merger?

A: No. Stockholders of TekInsight are not required to approve the merger. However, as part of its corporate governance rules, in a transaction other than a public offering, Nasdaq requires that stockholders of Nasdaq listed companies approve issuances of 20% or more of certain securities which would have a dilutive effect. Accordingly, TekInsight is soliciting stockholder approval to issue the Series A preferred stock in the proposed merger which is convertible into 20% or more of its currently outstanding shares of its common stock. TekInsight is also soliciting stockholder approval to increase the number of shares of common stock reserved for issuance under its 1992 employee stock option plan.

                                     SUMMARY

         This is a summary of the proposed merger and other information in this proxy statement/prospectus. While complete in material respects, this summary is qualified by reference to the detailed information appearing elsewhere in this proxy statement/prospectus including appendices. Please carefully read all of these materials.

The Bidder--TekInsight.Com, Inc.

         TekInsight was initially incorporated in Delaware in 1989 as Universal Self Care, Inc. It changed its name to Tadeo Holdings, Inc. in 1998, and changed its name to TekInsight in 1999. TekInsight has been a public company since 1992. TekInsight provides advanced Internet, eCommerce and computer network products and professional services solutions that include XML streaming technology. Customers of TekInsight include Microsoft, IBM and other Fortune 500 companies. Its proprietary products include Web-based diagnostic software agents and Web-based eCommerce performance and analysis tools. TekInsight products are sold throughout the United States and internationally. TekInsight Services is a wholly-owned subsidiary of TekInsight. The principal executive offices of TekInsight are located at 5 Hanover Square, 24th Floor, New York, New York 10004 and its telephone number is (212) 271-8550.

The Acquired Company--Data Systems Network Corporation

         Data Systems was incorporated in Michigan in 1986 and has been a public company since 1994. Data Systems provides computer network integration and data management services in the distributed computing marketplace. Data Systems also provides a wide range of network integration services including installation, consultation, technical support and training to governmental and corporate accounts. The principal executive offices of Data Systems are located at 34705
W. 12 Mile Road, Suite 300, Farmington Hills, Michigan 48331 and its telephone number is (248) 489-8700.

Date, Time and Place of the Special Meetings

         The special meeting of shareholders of Data Systems will be held on August 9, 2000, at 10 a.m., local time, at the headquarters of Data Systems.

         The special meeting of stockholders of TekInsight will be held on August 9, 2000, at 10 a.m., local time, at the law offices of Nixon Peabody LLP, counsel to TekInsight.

Record Date; Voting Rights

         Only common stockholders of Data Systems of record at the close of business on July 13, 2000 and of TekInsight at the close of business on July 10, 2000 will be entitled to notice of and to vote at their respective special meeting. Holders of record are entitled to one vote per share on each matter properly presented at the special meeting.

         Neither shareholders of Data Systems nor stockholders of TekInsight have cumulative voting rights. Voting will be based solely upon a majority of votes cast "FOR" or "AGAINST" the proposals such that persons beneficially owning more shares will have greater voting power than persons owning fewer shares. Broker non-votes and abstentions have the same effect as a vote against the proposals.

         The board of directors of Data Systems nor TekInsight expects any other matters to come before either special meeting. However, if any other matters are properly presented at either special meeting for consideration, the persons named in the respective enclosed forms of proxy will have discretion to vote or not vote on those matters in accordance with their judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn either special meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal to approve the merger.

Revocability of Proxy

         You may change your vote by attending the meeting and voting in person. You may also change your vote by sending us a later dated properly executed replacement proxy card.

Proposal 1--Approval of the Merger by Shareholders of Data Systems

         TekInsight proposes to exchange a new class of its Series A preferred stock for Data Systems common stock and merge Data Systems with and into TekInsight Services, a wholly-owned subsidiary of TekInsight. To accomplish this, shareholders of Data Systems are being asked to consider and vote upon a proposal to approve the agreement and plan of merger dated as of February 18, 2000, as amended on April 4, 2000 and June 28, 2000, among TekInsight, TekInsight Services and Data Systems.

         The board of directors of Data Systems has unanimously approved the merger. It recommends that shareholders of Data Systems vote "FOR" approval of the merger.

Vote Required for Approval of Merger by Shareholders of Data Systems

         On the record date 5,558,878 shares of Data Systems common stock were issued and outstanding and held by approximately 2,285 beneficial owners. Michigan law and the bylaws of Data Systems require that the merger be approved by a majority of the outstanding shares of Data Systems common stock entitled to vote.

Effect of the Merger

         If a majority of the outstanding Data Systems shares of common stock are voted to approve the merger, and all required conditions are satisfied or waived, the merger will be completed and Data Systems will be merged with and into TekInsight Services. TekInsight Services will be the surviving company. Each share of Data Systems common stock will be exchanged for the merger consideration. The status of Data Systems as a public company will be terminated.

Effective Time of the Merger; Closing Date of the Merger

         If the merger proposal is approved by the shareholders of Data Systems, and the Nasdaq Rule 4310 proposal is approved by the stockholders of TekInsight, then the merger will be completed upon filing the required documents with the appropriate offices in the State of Delaware and the State of Michigan. The closing of the merger is expected to occur one to two days after the satisfaction or waiver of all material conditions of the merger agreement, including obtaining the requisite shareholder approval. No conditions are expected to be waived. No federal or state regulatory approvals are necessary. The closing will be held at the offices of Nixon Peabody LLP, counsel for TekInsight, or at such other time and place as the parties agree.

Accounting Treatment

         The merger will be accounted for as a purchase. This means that after the merger the combined results of operations of Data Systems will be included in the consolidated results of operations of TekInsight. For purposes of preparing consolidated financial statements, the purchase price, including the fees and other costs of TekInsight associated with the merger at the date of completion will be allocated to the assets and liabilities of Data Systems based on their fair market values, with the excess allocated to goodwill to be amortized over the estimated economic life of the assets.

Conditions to the Merger; Termination Provisions (Page ___)

         Completion of the merger is subject to a number of customary conditions including approval of the merger by shareholders of Data Systems, obtaining an opinion of special tax counsel regarding federal income tax matters, and obtaining the approval by stockholders of TekInsight of the issuance of the Series A preferred stock pursuant to Nasdaq Rule 4310. It is a condition to completion of the merger that the Series A preferred stock issued to shareholders of Data Systems be listed on the Nasdaq SmallCap Market under the symbol "TEKSX." The merger may also be terminated for a number of reasons including by mutual consent of both companies, if the merger is not completed by September 15, 2000, if the market value of TekInsight common stock falls below $2.00 per share for the 10 consecutive trading days prior to the closing date, or if 5% or more of the shareholders of Data Systems exercise their dissenters' rights.

Merger Consideration (Page ___)

         The Series A preferred stock to be issued in the merger will have a dollar value of between $12.5 million and $18 million, depending on the average market value of the underlying TekInsight common stock as quoted on the Nasdaq SmallCap Market for the 10 consecutive trading days immediately prior to the closing date:

        If the Market Value of TekInsight                  Then the Total Value
        Common Stock Quoted on the Nasdaq                     of the Merger
     SmallCap Market on the Closing Date Is:              Consideration Will Be:
     ---------------------------------------              ----------------------
   Less than $5.00 per share.................                $12.5 million
   Between $5.00 and $7.00 per share.........                 $16 million
   Over $7.00 per share......................                 $18 million

         Because this exact price will be determined after the meeting date, we cannot tell you today, and you will not know when you vote, what the exact value of the merger or the Series A preferred stock will be. However, if the closing of the merger were July 10, 2000, the average closing price of TekInsight common stock as quoted on The Nasdaq SmallCap Market for the prior 10 days would be $2.78. Under the merger agreement, the total value of the merger consideration would be $12.5 million. Based upon 5,558,878 shares outstanding as of July 10, 2000, your Data Systems common stock would be valued, at $2.25 per share and the exchange ratio would be 0.32:1.

         While the value of the merger consideration will be determined as described above, the actual number of shares of Series A preferred stock that you would receive will be determined by dividing a 1:1 exchange ratio of Data Systems common stock for Series A preferred stock by a divisor determined on the following basis:

                  If the closing bid price per share
            of TekInsight common stock as reported on the
             Nasdaq SmallCap Market for the trading date
              immediately preceding the closing date is:                   Then the divisor will be:
            ----------------------------------------------                 -------------------------
        $3.50 or less per share                                                        2.5
        Greater than $3.50 but equal or less than $4.50 per share                      1.5
        Greater than $4.50 per share                                                    1

         The divisor simply determines the number of Series A preferred stock to be issued, and assures that the Series A preferred stock will be subject to an initial bid price of at least $4.00 per share in order to satisfy The Nasdaq Stock Market listing requirements. The divisor does not affect the value of the merger consideration you receive. You will still receive your pro rata portion of the merger consideration. Upon conversion of the Series A preferred stock into TekInsight common stock, the number of shares of Series A preferred stock to be converted will be multiplied by the same divisor that was used to convert Data Systems common stock into the Series A preferred stock. Multiplying the number of Series A shares to be converted by the divisor will cause the holder of the Series A shares to receive a greater number of shares of TekInsight common stock than Series A preferred stock while still maintaining the same pro rata value had the conversion ratio of Data Systems common stock to Series A preferred stock to TekInsight common stock been 1:1:1. For example, in the example using an exchange ratio of 0.32:1 resulting from a divisor of 2.5, you would receive .32 shares of Series A preferred stock for each share of Data Systems common stock. Upon conversion of the Series A preferred stock into TekInsight common stock, you would receive a number of shares of TekInsight common stock equal to the number of your Series A preferred stock multiplied by 2.5.

         Over the 60 days prior to July 10, 2000, TekInsight common stock closed at a high of $3.84 and a low of $2.25. For 46 days out of such 60 days, the TekInsight common stock closed at less than $5.00 per share. TekInsight therefore believes the value of the merger consideration will likely be $12.5 million. We expect the exchange ratio to be approximately 0.32 and the divisor to be 2.5. The actual merger consideration received by you may be higher or lower. Shareholders of Data Systems may receive a daily update on this information by calling 1-800-544-2086.

Share Ownership of Data Systems Management (Page ___)

         Officers and directors of Data Systems beneficially own 20.6% of the outstanding common stock. Michael W. Grieves, President and Chief Executive Officer of Data Systems, and Gregory D. Cocke, a founder of Data Systems (together representing 19.1% of the outstanding shares of Data Systems) have entered into lock-up agreements with TekInsight and, accordingly, have agreed to vote their shares "FOR" the merger. Mr. Cocke is not an affiliate of Data Systems. The votes of Mr. Grieves and Mr. Cocke are not by themselves sufficient to assure that the merger will be approved.

Interests of Directors and Officers in the Merger (Page ___)

         Officers and directors of Data Systems may have interests in the merger that are different from, or in addition to, yours. Data Systems does not, however, believe that any of these interests presents a material conflict of interest.

Fairness Opinions by Financial Advisors of Data Systems and TekInsight (Page ___ and Page ____ )

         TekInsight is not an affiliate of Data Systems. The proposed merger was negotiated on an arms' length basis. Although not required, the board of directors of each of Data Systems and TekInsight believed it would be helpful to engage its own independent financial advisor and obtain an opinion regarding the fairness of the merger consideration from a financial perspective. Data Systems engaged Valuation Counselors, and TekInsight engaged Valuemetrics, as its independent financial advisor. Valuation Counselors delivered its opinion to us, and Valuemetrics delivered its opinion to the board of directors of TekInsight, that the merger consideration is fair from a financial perspective. Both the Valuemetrics fairness opinion and the Valuation Counselors fairness opinion are described in detail in this proxy statement/prospectus.

Management of TekInsight after the Effective Date of the Merger (Page ___)

         The officers of TekInsight before the merger will be the officers of TekInsight after the merger. The board of directors of TekInsight immediately prior to the merger (with the addition of Michael W. Grieves and Walter J. Aspatore), will be the initial board of directors of TekInsight after the merger.

Material Federal Income Tax Consequences (Page ___)

         In the opinion of Nixon Peabody LLP, special tax counsel to TekInsight, and Bodman, Longley & Dahling LLP, special tax counsel to Data Systems, the merger will be a tax-free reorganization under Section 368(a)(2)(D) of the Internal Revenue Code.

Comparison of Shareholder Rights (Page ___)

         The rights of Series A preferred stockholders are determined by Delaware law, by the Series A preferred certificate of designations, and by TekInsight's certificate of incorporation and bylaws. The rights of Series A preferred stockholders are similar to the rights of shareholders of Data Systems but differ in a number of respects. Please review these differences carefully.

Dissenters' Rights (Page ___)

         If you are a Data Systems shareholder, you have appraisal rights with respect to your shares of Data Systems stock under Michigan law as described in Sections 761 through 774 of the Michigan Business Corporation Act which are attached as Appendix A to this joint proxy statement/prospectus. In order to exercise appraisal rights you must be a holder of record of Data Systems shares on the date that you make your written demand for appraisal, continuously hold your shares through the effective date of the merger, deliver a written demand for appraisal to Data Systems prior to the vote on approval of the merger, and not vote "FOR" approval of the merger or deliver an unmarked proxy. A Data Systems shareholder voting by proxy who desires to preserve his or her appraisal rights must either vote "AGAINST" approval of the merger or "ABSTAIN" from voting. Written demands should be addressed to Data Systems Network Corporation, 34705 W. 12 Mile Road, Suite 300, Farmington Hills, Michigan 48331, Attention:
Secretary. Voting "FOR" or delivering an unmarked proxy, will, unless revoked prior to the vote on approval of the merger, constitute a waiver of your appraisal rights and will nullify any previous written demand for appraisal submitted by you. The full text of Section 761 through Section 774 of the Michigan Business Corporation Act is attached as Appendix A to this proxy statement/prospectus.

Per Share Market Price Information of Data Systems and TekInsight (Page ___)

         TekInsight common stock is traded on The Nasdaq SmallCap Market under the symbol "TEKS." Data Systems shares are traded in the over-the-counter market under the symbol "DSYS." The following table presents trading information for TekInsight common stock and Data Systems common stock on February 17, 2000 and July 7, 2000. February 17, 2000 was the last full trading day before our announcement of the signing of the merger agreement. July 7, 2000 was the last practicable trading day for which information was available before the date of this proxy statement/prospectus.

                                          Data Systems common stock
                                ------------------------------------------
     Date                         High             Low          Closing
     ----                         ----             ---          -------
     February 17, 2000.........  $1.50            $1.12          $1.12
     July 7, 2000..............  $1.06            $0.91          $1.00

                                           TekInsight common stock
                                ------------------------------------------
     Date                         High             Low          Closing
     ----                         ----             ---          -------
     February 17, 2000.........  $4.81            $4.40          $4.50
     July 7, 2000..............  $2.87            $2.68          $2.81


Proposal 2--Approval by TekInsight stockholders for TekInsight to Issue 20% or More of its Convertible Securities Pursuant to Nasdaq Rule 4310 (Page ___)

         Nasdaq Rule 4310 requires that TekInsight obtain stockholder approval by a majority of shares cast on the proposal at the special meeting prior to issuing 20% or more of its common stock or securities convertible into common stock, which would include the Series A preferred stock to be issued to shareholders of Data Systems in the merger. Since more than 20% of TekInsight's common stock may be issued or reserved for issuance on conversion of the Series A preferred stock, TekInsight's board of directors is soliciting stockholder approval for this issuance. The TekInsight board of directors unanimously recommends that its stockholders vote "FOR" this proposal.

Proposal 3--TekInsight Approval to Increase the Number of Authorized Shares of Stock Reserved Under TekInsight's 1992 plan. (Page ___)

         The board of directors of TekInsight is required to obtain stockholder approval by a majority of shares cast on the proposal at the special meeting to amend the 1992 plan to increase the number of shares of common stock reserved for issuance under the 1992 plan from 500,000 shares to 2,000,000 shares. Options to purchase 500,000 shares have already been issued under the 1992 plan. This increase is necessary to cover future stock option grants to officers, directors, key employees and consultants of TekInsight. The TekInsight board of directors recommends that the stockholders of TekInsight vote "FOR" this proposal.

Persons Making the Solicitation

         This solicitation of approval of the merger from shareholders of Data Systems is being made by the board of directors of Data Systems. The solicitation of the proposal to issue the Series A preferred stock pursuant to Nasdaq Rule 4310 and amend the 1992 plan is being made by the board of directors of TekInsight. Each company will bear it own costs of solicitation, estimated to be less than $5,000 for each company.

          SELECTED PRO FORMA AND HISTORICAL CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)

Selected Pro Forma and Historical Consolidated Financial Data of TekInsight

         The following table provides selected consolidated financial data for TekInsight for the five years ended June 30, 1999, the nine months ended March 31, 2000 and 1999, and pro forma financial data for the year ended June 30, 1999 and the nine months ended March 31, 2000. The statement of operations data for 1995 through 1999 and balance sheet data for 1995 through 1999 are derived from our audited financial statements. The statement of operations data for the nine months ended March 31, 2000 and 1999 and balance sheet data as of March 31, 2000 and 1999 are derived from unaudited quarterly information for the nine months ended March 31, 2000 and 1999. Interim unaudited data reflect, in the opinion of management of TekInsight, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods presented. The financial data for 1995 through 1999 was derived from the financial statements of TekInsight and of its predecessor companies for those years. The pro forma data reflects TekInsight's acquisition of Data Systems as of each of June 30, 1999 and March 31, 2000. The pro forma information should be read in conjunction with the pro forma condensed consolidated financial statements include elsewhere in this proxy statement/prospectus.

                                                                                                                  Pro forma
                                                                                                 Pro forma       nine months
                                                                         Nine months ended       year ended         ended
                                      Year ended June 30,                     March 31,         June 30, 1999    March 31,2000
                        --------------------------------------------    -------------------     -------------    -------------
                         1995     1996      1997     1998      1999      1999         2000
                        ------   ------    ------   ------    ------    ------       ------
                                                                     (unaudited)  (unaudited)    (unaudited)      (unaudited)
Statement of
Operations Data:
Revenues..............  $   -  $     -   $   455   $   997    $1,515   $ 1,303       $1,529        $69,256           $40,045
Cost of revenues......      -        -        73       248       700       576          894         56,278            33,424
                        -----  -------   -------   -------    ------   -------       ------        -------           -------
Gross margin..........      -        -       382       749       815       727          635         12,978             6,621
Operating expenses....    800    1,381       992     2,354     3,573     2,248        1,683         16,780             9,731
                        -----  -------   -------   -------    ------   -------       ------        -------           -------
Loss from operations     (800)  (1,381)     (610)   (1,605)   (2,758)   (1,521)      (1,048)        (3,802)           (3,110)
Gain on sale of
 marketable securities      -        -         -         -     1,690         -           93          1,690                93
Other income
 (expense), net.......      -        -         2       452       590       508          379         (1,028)              656
                        -----  -------   -------   -------    ------   -------       ------        -------           -------
Loss from continuing
 operations ..........      -        -      (608)   (1,153)     (478)   (1,013)        (576)        (3,140)           (2,361)
                        -----  -------   -------   -------    ------   -------       ------        -------           -------
Discontinued
Operations
Gain (loss) from
 discontinued
 operations...........      -        -    (1,816)   (2,122)        -         -          132              -               132

Gain from disposal,
 including operating
 losses through
 disposal date of
 $1,489,272 (less
 income taxes of
 $1,104,000)..........      -        -         -     5,141     1,492         -            -            592                 -
                        -----  -------   -------   -------    ------   -------       ------        -------           -------
Total income (loss)
 from discontinued
 operations...........      -        -    (1,816)    3,018     1,492         -          132            592               132
                        -----  -------   -------   -------    ------   -------       ------        -------           -------
Net income (loss).....  $(800) $(1,381)  $(2,424)  $(1,865)   $1,013   $(1,013)      $ (444)       $(2,548)          $(2,229)

Preferred Stock
 Dividend.............      -        -         -         -         -       (27)           -            (27)                -
                        -----  -------   -------   -------    ------   -------       ------        -------           -------
Net income (loss)
 applicable to common
 shareholders........   $(800) $(1,381)  $(2,424)  $(1,865)   $1,013   $(1,013)      $ (444)       $(2,548)          $(2,229)
                        =====  =======   =======   =======    ======   =======       ======        =======           =======
Net income (loss) per
 share
  Continued .........  $(0.21  $ (0.21)  $ (0.08)  $ (0.11)   $(0.03)  $ (0.07)      $(0.04)       $ (0.18)          $ (0.12)
                        =====  =======   =======   =======    ======   =======       ======        =======           =======
  Discontinued.......  $    -  $     -   $ (0.17)  $  0.25    $ 0.10   $     -       $ 0.01        $  0.03           $     -
                        =====  =======   =======   =======    ======   =======       ======        =======           =======
Net loss per share
 basic and diluted...  $(0.21) $ (0.23)  $ (0.25)  $ (0.14)   $(0.07)  $ (0.07)      $(0.03)       $ (0.15)          $ (0.12)
                        =====  =======   =======   =======    ======   =======       ======        =======           =======
Weighted average
 shares outstanding..   3,809     ,004    10,379    12,019    14,728    13,918       15,824         17,229            18,324
                        =====  =======   =======   =======    ======   =======       ======        =======           =======

                                                                                                  As of March 31,
                                                   As of June 30,                                  (unaudited)
                                -------------------------------------------------------      -----------------------
Balance Sheet Data:                                                                                        Pro forma
                                                                                               2000           2000
                                  1995        1996         1997        1998      1999       (unaudited)   (unaudited)
                                 ------      ------       ------      ------    ------      -----------   -----------
Cash and cash equivalents       $    87     $    91      $   542     $ 2,406    $ 7,618       $ 5,498       $ 6,588
Working capital.........            768         297        3,129       1,233      5,365         4,375         1,417
Total assets............         17,132      18,209       18,298       8,864     16,487        14,346        41,593
Total liabilities.......         13,439      15,242       14,776       1,611      2,872         2,651        17,397
Total stockholders' equity        3,693       2,966        3,523       5,731     13,615        11,696        24,196

Selected Historical Consolidated Financial Data of Data Systems

         The following table provides selected consolidated financial data for Data Systems for the five years ended December 31, 1999 and the three months ended March 31, 2000 and 1999. The statement of operations data for 1996 through 1999 and the balance sheet data for 1996 through 1999 shown below are derived from the audited financial statements of Data Systems. The statement of operations data and the balance sheet data for 1995 are derived from the unaudited financial statements of Data Systems. The statement of operations data for the three months ended March 31, 2000 and 1999 and balance sheet data as of March 31, 2000 and 1999 are derived from unaudited quarterly information for the three months ended March 31, 2000 and 1999. Interim unaudited data reflect, in the opinion of Data Systems' management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods presented.

                                                                                             For the Three Months Ended
                                              Year ended December 31,                                 March 31
                            ------------------------------------------------------------     --------------------------
                                1995         1996         1997         1998        1999            2000        1999
                               ------       ------       ------       ------      ------          ------      ------
                            (unaudited)                                                        (unaudited) (unaudited)
Operations Data:
Revenues.................      $30,506      $32,577     $85,997      $85,323     $52,825         $13,254     $14,348
Cost of revenues.........       27,933       27,616      73,516       71,238      42,825          11,247      11,102
                               -------      -------     -------      -------     -------         -------     -------
Gross margin.............        2,573        4,961      12,481       14,085      10,000           2,007       3,246
Operating expenses.......        3,228        8,211      16,149       15,365      10,787           2,547       2,955
                               -------      -------     -------      -------     -------         -------     -------
Loss from operations.....         (655)      (3,250)     (3,668)      (1,280)       (787)           (540)        291
Other income (expense),
  net....................         (280)        (185)       (749)      (2,419)        978            (120)        (60)
                               -------      -------     -------      -------     -------         -------     -------
Net earnings (loss) before
  discontinued operations
  & extraordinary item...         (935)      (3,435)     (4,417)      (3,699)        191            (660)        231
Extraordinary item.......          322           75           -            -           -               -           -
                               -------      -------     -------      -------     -------         -------     -------
Loss before discontinued
  operations.............         (613)      (3,360)     (4,417)      (3,699)        191            (660)        231

Discontinued Operations:
Loss from operations of
  Unified Network Services           -         (481)       (557)      (1,686)          -               -           -
Gain on disposal of
 Unified Network Services            -            -           -          706           -               -           -
                               -------      -------     -------      -------     -------         -------     -------
                                     -         (481)       (557)        (980)          -               -           -
                               -------      -------     -------      -------     -------         -------     -------
Net earnings (loss)......      $  (613)     $(3,841)    $(4,974)     $(4,679)    $   191         $  (660)    $   231
                               -------      -------     -------      -------     -------         -------     -------

Earnings (loss) per common
 share - basic and
 diluted
  Continuing operations..      $ (0.24)     $ (1.23)    $ (1.02)     $ (0.76)    $  0.40         $ (0.12)    $  0.05
                               =======      =======     =======      =======     =======         =======     =======
  Discontinued operations      $     -      $ (0.18)    $ (0.13)     $ (0.20)          -               -           -
                               =======      =======     =======      =======     =======         =======     =======
Net earnings (loss) per
  common share...........      $ (0.24)     $ (1.41)    $ (1.15)     $ (0.96)    $  0.04         $ (0.12)    $  0.05
                               =======      =======     =======      =======     =======         =======     =======
Weighted average shares
  outstanding - basic and
  diluted................        2,560        2,719       4,324        4,859       5,205           5,509       4,859
                               =======      =======     =======      =======     =======         =======     =======

                                                                                                For the Three
                                                                                                Months Ended
                                                     As of December 31,                           March 31,
                               -------------------------------------------------------------    -------------
                                   1995        1996         1997         1998         1999          2000
                                  ------      ------       ------       ------       ------        ------
                               (unaudited)                                                       (unaudited)
Balance Sheet Data:
Cash and cash equivalents ...   $  3,171     $  1,521     $      4     $  2,395    $   1,517     $   1,339
Working capital (deficit)....      2,040       (6,073)      (2,371)      (5,356)      (2,177)       (2,708)
Total assets.................     11,938       20,565       45,082       22,666       17,308        16,477
Total current liabilities....      8,361       18,094       38,838       21,095       14,916        14,746
    Long-term obligations,
     less current portion....        100           75            -            -            -             -
    Redeemable convertible
     preferred stock.........          -            -            -            -            -             -
Total stockholders' equity...      3,477        2,396        6,244        1,571        2,392         1,731

Comparative Per Share Data

         Shown separately below are the net loss and book value per common share data for TekInsight on a historical basis, for TekInsight on a pro forma consolidated basis, for Data Systems on a historical basis and for TekInsight on a pro forma consolidated basis per Data Systems equivalent share. The pro forma data are based on the assumption that the average market value as quoted on the Nasdaq Small Cap Market for the 10 days immediately prior to the closing date of the merger is below $5.00 per share, resulting in an aggregate merger consideration of $12,500,000, and therefore 2,500,000 equivalent shares of Series A preferred stock being issued to Data Systems common shareholders. The equivalent shares of Series A preferred stock represent the total number of TekInsight common stock shares into which the Series A preferred stock could be converted, based upon the assumed market value of TekInsight common stock. The data are also based on the assumption that all the shares of Series A preferred stock are converted into shares of common stock of TekInsight.

         The unaudited pro forma consolidated data below are for illustrative purposes only. The companies may have performed differently had they been combined at the assumed dates. Do not rely on this information as being indicative of the historical results that would have been achieved had the companies been combined at the assumed dates or of the future results that TekInsight will experience after the merger.

         You should read the information below together with the historical financial statements of TekInsight and Data Systems, the related notes, and the Unaudited Pro Forma Consolidated Financial Information and related notes starting on page ___.

                                                                                                       For the
                                                                                     For the          nine months
                                                                                    year ended           ended
                                                                                  June 30, 1999     March 31, 2000
                                                                                  -------------     --------------
TekInsight historical per common share data
     Net loss per common share...............................................         $ 0.07            $(0.03)
     Book value per share ...................................................         $ 0.89            $ 0.73
TekInsight pro forma consolidated per TekInsight common share data:
     Net loss per common share (1)...........................................         $(0.15)           $(0.12)
     Book value per share (2)................................................         $ 1.51            $ 1.31
Data Systems historical per common share data:
     Net loss per common share...............................................         $(0.58)           $(0.22)
     Book value per share ...................................................         $ 0.54            $ 0.31
TekInsight pro forma consolidated per Data Systems equivalent common share data: (3)
     Net loss per common share...............................................         $(0.07)           $(0.05)
     Book value per share ...................................................         $ 0.68            $ 0.59

----------
1) The TekInsight pro forma consolidated net loss per common share is calculated by dividing the total of the TekInsight weighted average shares outstanding and the assumed conversion of 2,500,000 equivalent Series A preferred shares being issued to Data Systems common shareholders into common stock of TekInsight at the beginning of the respective periods.

2) The TekInsight pro forma consolidated book value per share is calculated by dividing the pro forma consolidated stockholders' equity by the total number of TekInsight common shares outstanding and assumes the conversion of 2,500,000 equivalent Series A preferred shares being issued to Data Systems common shareholders into common stock of TekInsight.

3) The TekInsight pro forma consolidated per Data Systems equivalent per share data amounts are calculated by multiplying the TekInsight pro forma consolidated common share data by the assumed equivalent exchange ratio and conversion ratio of .453784417.

                                  RISK FACTORS

         An investment in TekInsight involves material risks. Carefully consider all of the risks described in this section and elsewhere in this prospectus. Additional risks that we are not presently aware of or that we currently consider immaterial may also adversely affect our business.

Because the merger consideration is based on the average trading price of TekInsight's common stock for the 10 days prior to the closing (one to two days after the special meeting of Data Systems), we cannot tell you today and you will not know when you vote, what the value of the merger consideration will be at the time that you vote.

         The total value of the merger is based upon the average closing price of TekInsight common stock for the ten days immediately preceding closing as quoted on the Nasdaq SmallCap Market. Since the closing will not occur until one to two days after the special meeting, you will not know when you vote what the exact value of the merger or the Series A preferred stock will be. We expect, however, that the aggregate merger consideration will be $12.5 million.

The $2 million termination fee payable by Data Systems if the merger agreement is terminated may discourage other companies from trying to acquire Data Systems.

         In the merger agreement, Data Systems has agreed to pay a termination fee of $2 million to TekInsight in specified circumstances where a third party agrees to acquire Data Systems. Even though the board of directors of Data Systems may terminate the merger agreement if required to meet its fiduciary duties, this termination fee could discourage other companies from trying to acquire Data Systems even if they would propose terms that are superior to the terms of this merger. Payment by Data Systems of the termination fee could also have a material adverse effect on the financial condition of Data Systems and its results of operations.

We may not achieve the cost savings and sales increases that we expect to result from the integration of TekInsight and Data Systems.

         Data Systems provides sales and marketing channels and experience that we do not have. The merger will not be successful unless Data Systems can increase sales of our existing products. The success and timing of Data Systems in realizing increased sales depends on the quality and speed of the integration of TekInsight and Data Systems. Data Systems may not realize the cost savings and sales increases that it anticipates following completion of the merger as fully or as quickly as it expects. Although we expect synergies to result from the merger, management did not commission a formal analysis of synergies and did not attempt to quantify anticipated synergies. We cannot assure you that synergies will result.

TekInsight will face technical, operational and strategic challenges as a result of the merger that may prevent it from successfully integrating with Data Systems.

         The integration of Data Systems will be a complex, time-consuming and expensive process and may disrupt our business. Following the merger, TekInsight Services and Data Systems must operate as a combined organization using common information and communication systems, operating procedures, financial controls and human resources practices. TekInsight and TekInsight Services may encounter substantial difficulties, costs and delays involved in integrating the operations of Data Systems including:

         o    potential incompatibility of business cultures;

         o    perceived adverse changes in business focus;

         o    difficulties in integrating products and services;

         o    the loss of key employees or clients; and

         o diversion of the attention of management from other ongoing business concerns.

         The integration of operations and technologies following the merger may distract management of both companies from day-to-day business, the development or acquisition of new products, services and technologies, and the pursuit of other business acquisition opportunities. Successful integration of the sales and marketing departments of the two companies will require TekInsight's sales and marketing personnel to learn about the products, services and technologies of Data Systems.

We have lost money on our operations since inception, and we expect to lose more money during the next several years.

         As of March 31, 2000, we had an accumulated deficit of $8,579,063. We may continue to incur net losses and negative cash flow during the next several years whether or not we consummate the merger. Our ability to generate profits and positive cash flow will depend in large part on our obtaining enough customers for our services and products to offset the costs of marketing and staffing our professional services business and developing the software products that we sell. To the extent that we cannot achieve operating profitability or positive cash flows from operating activities, our business will be adversely affected.

Failure to obtain additional funding would limit our ability to expand our business.

         Following completion of the merger, we expect to incur significant expense during the next several years to expand the number of proprietary products that we develop for public sale and increase research and development and sales and marketing personnel to further develop products and services and increase sales of products and professional and electronic commerce services. We also expect to incur significant expense in connection with the acquisition of businesses that either augment our existing product lines or extend us into new product lines. Actual costs may be more. We will need significant additional capital to complete this product and service expansion and for any additional acquisitions. We cannot assure you that we can raise sufficient capital to follow through with our plans. To the extent that we cannot, our growth and prospects will be limited and our stock price may suffer.

If we are not able to manage our growth and changing operations, our business will be adversely affected.

         Our ability to grow depends, in part, upon our:

         o    successfully implementing our strategy;

         o    evaluating markets;

         o    securing financing; and

         o    hiring and retaining qualified personnel.

         In addition, as we increase our service and product offerings and expand our sales and marketing expenses, we will have additional demands on our customer support, sales and marketing, administrative, research and development resources. In order to manage growth and change effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we cannot effectively manage our growth and implement and improve these systems, our business and results of operations will be adversely affected.

Acquisitions and joint ventures could strain our business and resources.

         If we acquire additional companies or businesses, or enter into joint ventures, we may be subject to:

         o miscalculation of the value of the acquired company or joint venture;

         o    diversion of resources and management time;

         o difficulties in integration of the acquired business or joint venture with our operations;

         o damage to customer relationships as a result of changes in management;

         o additional liabilities or obligations as a result of the acquisition or joint venture; and

         o additional financial burdens or dilution incurred with the transaction.

Our quarterly financial results are subject to significant fluctuations.

         Our quarterly revenues, expenses and operating results may fluctuate significantly due to a number of factors, including:

         o    change in demand for our products;

         o    size and timing of significant orders and when they are filled;

         o    our ability to develop and upgrade our technology;

         o changes in our level of operating expenses and unexpected expenses;

         o    our ability to compete in a highly competitive market; and

         o    undetected software errors and other product quality problems.

We depend on a limited number of customers for our revenues.

         We have derived substantially all of our revenues since 1998 from a limited number of customers, including large financial institutions, independent software vendors, or ISVs, and customers entering into electronic commerce. To compete in this market, we believe that we must devote substantial resources to expanding our marketing and advertising, to continuing product development, and to diversifying. Our operating revenues have increased over the last two years but our operations have not produced net income to date. Net income has resulted solely from the sale of securities and the nonrecurring sale of our former operating business. Therefore, unless we increase sales, it is unlikely that we can achieve net income in the future.

Our products and services are subject to rapid technological change.

         The market for our products and services is characterized by rapid technological change, frequent new product introductions, short product life cycles, changes in customer demands and evolving industry standards. Our products and services could be quickly rendered obsolete if new products are introduced or new industry standards emerge and we fail to adapt quickly. We rely on our relationships with Microsoft and attempt to coordinate our product offerings with the future releases of its operating systems.

         We also believe that operating system software vendors, particularly Microsoft and Novell, could enhance their products to include functionality that we currently provide in our products. If these vendors include our software functionality as standard features of their operating system or other software, our products could quickly become obsolete. Even if the functionality of the standard software features of these vendors is more limited than ours, there is a substantial risk that a significant number of customers would elect to keep this limited functionality rather than purchase additional software.

         The market for the professional services and the electronic commerce services provided by our subsidiaries are fragmented and characterized by few barriers to entry. Competitors include ISVs such as IBM and Microsoft (who are also customers of ours) and consulting firms such as Andersen Consulting. Many of these companies have much greater resources than we do, making it difficult for us to compete.

         Client/server computing environments and the Internet are inherently complex and continually developing. New products and product enhancements can require long development and testing periods, which depend significantly on our ability to hire and retain or contract with increasingly scarce technically competent personnel. Our ability to provide highly technical professional services related to the Internet and LAN management are similarly constrained. Significant delays in new product releases, or in hiring the necessary technically skilled personnel, could seriously damage our business. We have, on occasion, experienced delays in scheduled introduction of new products. We cannot be sure that such delays will not occur again.

         To be successful, we must enhance existing products, develop and introduce new products, satisfy customer requirements for our products and services and achieve market acceptance. We cannot be sure that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner. Further, the products, capabilities or technologies developed by others may render our products or technologies obsolete or shorten their life cycles. Similarly, we cannot be sure that we will be able to provide the right professional and electronic commerce services at the right price in the future. To the extent that we cannot do so, our business will be adversely affected.

Loss of key personnel would adversely affect us.

         Our success depends largely on the efforts of our executive officers, in particular, Alexander Kalpaxis, President of TekInsight Services and Chairman of the Board and Chief Technology Officer of TekInsight. We have an employment contract requiring Mr. Kalpaxis to continue his employment through October 2001. The loss of the services of one or more of our key individuals or the failure to attract and retain additional qualified personnel could adversely affect our business. We do not maintain key man life insurance policies on any of our executive officers.

There is no assurance our intellectual property rights can be protected.

         We rely on a combination of trademark, trade secret, patent, and copyright laws and contractual restrictions to protect our technology. These legal protections provide only limited protection. We may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Litigation is expensive regardless of the outcome, diverts management resources and may not be adequate to protect our business in any event. We also could be subject to claims alleging infringement by third-parties of their intellectual property rights. In addition, we may be required to indemnify our distribution partners and end-users for similar claims made against them. Any claims against us could require us to spend significant time and money in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims.

Our investments in other companies may not be successful.

         We may continue to make investments in companies with technologies, services or products that we find attractive. We may have difficulty integrating the personnel and operations, technology, services or products acquired through these acquisitions. Acquisitions can disrupt our ongoing business, distract management and other resources and make it difficult to maintain our standards, controls and procedures. We may also lose all or a part of our investment if these businesses fail.

Undetected software errors may damage our business reputation.

         Our software products are complex and may from time to time contain undetected bugs or errors, particularly when first introduced or when new versions or enhancements are released. Despite testing, we cannot be sure that bugs or errors will be discovered in our products before we commence commercial shipping. Undetected bugs or errors could result in adverse publicity, loss of customer confidence, delay in market acceptance or claims against us, any of which could adversely affect our business.

We face risk of product liability claims.

         Our agreements with customers typically contain provisions intended to limit liability claims. These limitations may not preclude all potential claims, however. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any claims against us, whether or not ultimately successful, could adversely impact our business and damage our reputation.

Our stock price is volatile which presents an additional litigation risk.

         The market price of our common stock is sometimes volatile. Trading volume is sometimes low. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation in the event of a drop in market price. If we were to become the object of securities litigation, it could result in substantial costs and diversion of management resources.

Security breaches could expose us to a risk of loss, litigation and possibly liability.

         Although we are not aware of any attempts by hackers to penetrate our network security, there is no assurance that security breaches will not occur in the future. A person able to penetrate our network security could misappropriate our proprietary information or that of our clients, or cause interruptions in our operations, which may adversely affect our business. We may be required to spend significant amounts of money to protect us against the threat of security breaches or to alleviate problems caused by security breaches, which could be expensive. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions.

Our electronic commerce services business would be adversely affected if Internet service were interrupted due to hardware, software, telecommunications or other breakdowns.

         Our operations may be interrupted if the computer hardware or software owned by us, our clients or by service providers upon whom we depend (including Internet service providers) are damaged or prevented from operating. To the extent that we experience temporary or permanent business interruptions, whether due to a casualty or an operating malfunction, our business is adversely affected. If interruptions happen often enough, loss of customer confidence may adversely affect our business; and if such interruptions result from general Internet service deprivations, the loss of generalized confidence in Internet operability may adversely affect our business that is specifically targeted at electronic commerce.

We may be liable for online content provided by third parties.

         The law of the Internet is uncertain and is changing. We may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on Web sites that we host through our subsidiaries. Claims of this type have been successfully prosecuted from time to time. Liability could be material.

Government regulation of Internet communications may influence our business.

         We currently are not subject to direct regulation by any governmental agency, other than regulations applicable to business generally. However, in the future we could become subject to specific industry regulation by regulatory agencies. Changes in the regulatory environment could have a material adverse impact on our business and financial condition.

If our stock becomes subject to the SEC's "penny stock" rules it could become more difficult to buy and sell our stock, which may adversely impact our trading market.

         Continued quotation of our common stock in the Nasdaq SmallCap Market is conditioned upon continuing to meet Nasdaq eligibility requirements. In addition, if the trading price of TekInsight common stock remains below $5.00 per share, sales of common stock would be subject to Rule 15g-9 under the Securities Exchange Act of 1934, applicable to "low price stocks," which imposes additional sales practice requirements on broker-dealers making sales of low-priced stock to the public. For transactions covered by this rule, a broker-dealer must make a special suitability determination respecting each purchaser and have received each purchaser's written consent to the transaction prior to sale. If TekInsight fails to meet Nasdaq's eligibility requirements or sales of our common stock become subject to Rule 15g-9, the ability of holders to sell their common stock in the secondary market could be adversely affected.

A sale of a significant number of our shares may adversely impact us.

         Sales of substantial amounts of TekInsight common stock (including shares issued upon the exercise of warrants or stock options), or the perception in the market that such sales could occur, could adversely affect the market price of TekInsight common stock and could also impair our ability to raise capital through an offering of our equity securities in the future. The merger agreement exchange ratio and the conversion formula combine to effectively provide for a conversion ratio of Data Systems common stock to TekInsight common stock of 1:1. Therefore, assuming exercise of all outstanding convertible securities, and a market price of $4.99 per share for our common stock used to determine the number of Series A preferred stock to be issued to shareholders of Data Systems, we would have 22,136,172 shares of common stock outstanding, of which 17,243,277 will be transferable without restriction under the Securities Act. The remaining 7,941,242 shares of common stock to be outstanding on completion of the merger are "restricted securities" under Rule 144. Restricted Securities may be publicly sold only if registered under the Securities Act, or if sold pursuant to an applicable exemption and in compliance with Rule 144. Under Rule 144, assuming satisfaction of other conditions, a person, including an affiliate of TekInsight, who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period up to the greater of 1% of the total number of outstanding shares of the same class or, since our common stock is quoted on the Nasdaq SmallCap Market, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of TekInsight for three months and who has beneficially owned the restricted securities for at least two years, is entitled to sell such restricted shares under Rule 144 without regard to any of the limitations described above.

                            BACKGROUND OF THE MERGER

Background of the Merger

         In March 1998, the board of directors of Data Systems determined that it would seek to enhance shareholder value. Data Systems subsequently entered into a merger agreement with Information Architects Corp, then named Alydaar Software Corporation, on January 31, 1999. That agreement was mutually terminated on September 15, 1999 and a press release announcing the termination was issued by both companies.

         On September 16, 1999, Robert Arnold of Amtech, Inc., a business merger and acquisition firm, saw the notice of termination and contacted Michael W. Grieves, Chief Executive Officer of Data Systems. Mr. Arnold wanted to introduce TekInsight to Data Systems in order to discuss a possible merger. TekInsight, then named Tadeo Holdings, Inc., was in the process of changing its business. It had been in the medical services business but had sold its medical services business in 1998 and acquired AstraTek, a privately held technology development and professional services company. TekInsight wanted to combine TekInsight Services' technology, professional services and new electronic commerce capabilities with the sales, support, and infrastructure of Data Systems to create a leading Internet technology and services company.

         Mr. Arnold was invited to address the board of directors by conference call at a Data Systems board of directors meeting on September 30, 1999. Mr. Arnold addressed Data Systems board of directors and discussed a framework for a possible transaction. The Data Systems board of directors agreed that Mr. Arnold should pursue a possible transaction with TekInsight. On October 4, 1999, TekInsight representatives faxed to Mr. Grieves an outline of a proposal letter.

         Mr. Grieves, Chief Executive Officer of Data Systems, subsequently met with Mr. Alexander Kalpaxis, at the time Executive Vice President and Chief Technology Officer of TekInsight, and Mr. Damon Testaverde, a member of the TekInsight board of directors, on October 14 and 18, 1999 to discuss the strategic advantages of combining TekInsight and Data Systems, and a possible transaction of some type. Data Systems continued to have discussions with TekInsight representatives, along with other interested parties, throughout the end of the year.

         During the end of 1999 and into January 2000, TekInsight, Data Systems and their respective representatives discussed the terms of a possible transaction between the parties and each party conducted due diligence. On January 12, 2000 TekInsight proposed a valuation that was in excess of Data Systems' then current market value. Mr. Grieves agreed to present the TekInsight proposal to the board of directors of Data Systems. On January 14, 2000, the board of directors of Data Systems discussed the TekInsight proposal and determined that it was superior to other tentative proposals under consideration due to its superior valuation, its potential for increasing in value as TekInsight stock price increased and its definitiveness.

         The letter of intent was authorized by the TekInsight board of directors on January 14, 2000. On January 18, 2000, the parties executed a letter of intent and issued a joint press release announcing the merger.

         During February 2000, the parties and their respective advisors continued their due diligence and negotiated the terms of a definitive merger agreement. In addition, Data Systems engaged Valuation Counselors, and TekInsight engaged Valuemetrics, to evaluate and render a written opinion on the fairness of the merger consideration from a financial perspective to the shareholders of each company, respectively. Valuation Counselors presented the Data Systems board of directors with its fairness opinion on February 8, 2000.

         The board of directors, along with the management, of Data Systems, convened by conference call in a special meeting of the board of directors on February 17, 2000 to consider the merger agreement. Mr. Jansen, Chief Financial Officer of Data Systems, led the discussion of the possible merger transaction. After discussion and analysis of the possible merger transaction and the fairness opinion, the board of directors of Data Systems unanimously approved the merger agreement and recommended its approval by the shareholders of Data Systems.

         On February 16, 2000, Valuemetrics presented its fairness opinion at a special meeting of the board of directors of TekInsight. At that meeting, the board of directors of TekInsight voted and unanimously authorized the merger and recommended its approval by the stockholders of TekInsight.

         Data Systems and TekInsight subsequently executed the merger agreement on February 18, 2000. On February 28, 2000, Data Systems and TekInsight issued press releases announcing the merger agreement.


         After further discussion between the management of Data Systems and TekInsight, in which the post-merger organization of the combined companies was discussed, it was agreed to amend the merger agreement by providing for the merger of Data Systems into TekInsight Services rather than AstraTek. TekInsight Services is a wholly owned subsidiary of TekInsight that provides electronic commerce services to its clients. An amendment to the merger agreement reflecting this modification was authorized by the boards of directors of Data Systems and TekInsight and signed by all parties on April 4, 2000. A second amendment to the merger agreement extending the date by which either Data Systems or TekInsight could terminate the merger by mutual consent and amending the initial conversion ratio of Data Systems common stock exchangeable into TekInsight Series A preferred stock was authorized by the boards of directors of Data Systems and TekInsight and signed by all parties as of June 28, 2000.


Data Systems' Reasons for the Merger; Recommendations of the Board of Directors

         The board of directors of Data Systems has unanimously approved the merger agreement and the merger, has authorized the execution and delivery of the merger agreement and believes that the merger is in the best interests of Data Systems and its shareholders. Accordingly, the board of directors of Data Systems unanimously recommends that the shareholders of Data Systems vote "FOR" the merger.

         In making its determination with respect to the merger, the board of directors of Data Systems considered the following factors material. This is not an exhaustive list of all the factors considered by the board of directors of Data Systems. Each member of the board of directors may have considered different factors or assigned different weights to different factors and the board of directors of Data Systems evaluated these factors as a whole and did not quantify or otherwise assign relative weights to the factors considered. Those factors were:

    o The prospective financial condition and results of operations of Data Systems and TekInsight. The board of directors considered this factor important in approving the merger because the listing of TekInsight on the Nasdaq SmallCap Market (which is a condition to the merger) would provide better liquidity for shareholders of Data Systems and better access to capital than Data Systems currently has in the over-the-counter market.

    o The current financial condition of Data Systems without combining with TekInsight. The board of directors considered this factor important in approving the merger because, although the board considered a number of other alternatives and merger partners, TekInsight offered the best terms and prospects.

    o The opportunity for Data Systems to accelerate its transition from the reliance on hardware sales into the higher margin business of providing professional and electronic commerce services and the development of software products. The board of directors considered this factor important because it afforded a good opportunity to diversify the revenue stream of Data Systems.

    o The opinion of Valuation Counselors that the exchange ratio is fair from a financial perspective to the shareholders of Data Systems. The board of directors of Data Systems considered this factor important because their independent determination corroborated, from a financial perspective, what the board believed to be the case from a business perspective.

    o The business and financial opportunities that become available to Data Systems as a result of TekInsight's technical capabilities and product offerings. The board of directors of Data Systems considered this to be important from a long-term business perspective and as a component of adding shareholder value.

    o The opportunity to provide new Internet technology to its existing customers. The board of directors of Data Systems considered this important as a means of maintaining and expanding its customer base and adding to its revenue stream.

    o The ease of transition for the combined company after the merger due to the current infrastructure of Data Systems. The board of directors of Data Systems considered this important because it tended to support its belief that the merger made sense from a business perspective.

         The determination of the board of directors of Data Systems involved judgment with respect to, among other things, future economic, competitive and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic, competitive and other uncertainties, all of which are difficult to predict and many of which are beyond the control of Data Systems.

TekInsight's Reasons for the Merger; Recommendation of Board of Directors

         In making its determination with respect to the merger, the board of directors of TekInsight considered the following factors material. This is not an exhaustive list of all the factors considered by the board of directors of TekInsight. Each member of the board of directors may have considered different factors or assigned different weights to different factors and the board of directors of TekInsight evaluated these factors as a whole and did not quantify or otherwise assign relative weights to the factors considered. Those factors were:

    o TekInsight seeks to gain access to Data Systems' established sales and distribution channel to promote TekInsight products and services. Data Systems possesses a distribution network covering 16 state and local governments and a variety of commercial accounts. The board of directors of TekInsight considered this factor important because expanding existing sales and distribution channels is critical to future revenue growth.

    o TekInsight seeks to gain access to Data Systems' seasoned sales team operating in five district offices, without incurring the time and expense required to establish a channel independently, and increasing the likelihood that TekInsight will be able to successfully penetrate target markets. The board of directors of TekInsight considered this factor important for the same reasons.

    o Data Systems' help desk operations is expected to provide valuable support for TekInsight product rollouts and solutions provided to clients. The board of directors considered this factor important but it was not as heavily weighted as the other factors considered.

    o Data Systems' professional services group complements the professional services group of TekInsight. The merged entity will be able to provide a broader range of technical services to the combined client bases of both companies. The board of directors of TekInsight considered this factor important because it directly relates to an assessment of the combined company's future revenue stream.

    o Data Systems' network engineers and product procurement sources, combined with the eCommerce development capability and technical know-how of TekInsight, will allow TekInsight to promote an "end-to-end" eCommerce solution to commercial and government clients seeking to leverage the Internet. The board of directors considered this an important factor in expanding the combined company's customer base.

    o TekInsight expects to realize significant gains in efficiency and operating profits as a result of organization rationalization and process improvements in the combined entity. The board of directors considered this factor important because it tends to support the belief that the merger makes sense from a business and financial perspective.

    o Although the board of directors of TekInsight did not commission a formal analysis of synergies and did not attempt to quantify synergies, TekInsight expects to realize synergies from the combination of TekInsight's sophisticated product development, professional services and electronic commerce activity teams with Data Systems' extensive sales staff. In this case, each merger participant has particular business operational strengths that are not as highly developed in the other participant's organization. For example, TekInsight expects synergies to develop by pairing its development expertise and lack of sales strength, given its small sales staff, with Data Systems' large national sales organization and more limited development staff sophistication. The board of directors considered this factor important because it tends to support the idea that each merger participant's access to the other's operational strengths will lead to more business advantages for each side than simply the result of adding together the revenues generated by each party to the merger or spreading existing operating expenses over a larger revenue base.

         The determination of the board of directors of TekInsight involved judgment with respect to, among other things, future economic, competitive and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic, competitive and other uncertainties, all of which are difficult to predict and many of which are beyond the control of TekInsight.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Except as disclosed, none of the current directors or officers of TekInsight has any substantial interest, direct or indirect, by security holdings or otherwise, in the merger. Damon Testaverde, a director of TekInsight, is an executive officer of Network One Financial Services, Inc., the principal market maker with respect to the common stock of TekInsight. Officers and directors of Data Systems may have interests in the merger that are different from or in addition to other shareholders of Data Systems. Data Systems does not, however, believe that any of these interests presents a material conflict of interest.

Employment Agreement

         On October 1, 1998, TekInsight entered into a three-year employment contract with Alexander Kalpaxis. Mr. Kalpaxis is Chairman of the Board and Chief Technology Officer of TekInsight. Mr. Kalpaxis's employment agreement provides him with an annual base salary of $160,000. Additionally, Mr. Kalpaxis will receive a performance bonus based upon the operating results of AstraTek if EBITDA of AstraTek equals or exceed $1 million.

Consulting Agreements

         Steven J. Ross entered into a consulting agreement dated May 15, 2000, which replaces his consulting agreement with BugSolver.Com, Inc., a TekInsight subsidiary, dated December 10, 1999, for his services as a consultant to TekInsight and BugSolver. The consulting agreement terminates on February 28, 2002, but automatically renews for successive 90-day periods unless either party gives notice of termination. Mr. Ross also agreed to serve as a director of each of TekInsight and BugSolver. For his services, Mr. Ross receives (i) a consulting fee of $23,000 a month, except for the month of May, 2000, in which he received $20,000, and (ii) options to purchase 400,000 shares of TekInsight at an exercise price of $3.00 per share (fair market value on date of grant). Of the options granted to Mr. Ross, options for 200,000 shares vested and were exercisable as of February 1, 2000. Options for 100,000 shares vest and are exercisable on and after the day on which the average closing price for one share of TekInsight common stock for the five trading days immediately prior to such date attains $6.00 per share, and options for the remaining 100,000 shares vest and are exercisable on and after the day on which the average closing price for one share of TekInsight common stock for the five trading days immediately prior to such date attains $8.00 per share. Mr. Ross shall also receive, following the successful completion of a private placement of at least $4,000,000 of BugSolver equity securities, options to purchase 4% of the common stock shares of BugSolver issued and outstanding immediately prior to the completion of such private placement, exercisable at the price at which BugSolver common stock is issued in the private placement. However, if BugSolver completes a successful merger with Delicious Brands, Inc. prior to the completion of such private placement, on closing of the private placement Mr. Ross shall receive options to purchase only 2% of the Bug-Solver common stock shares issued and outstanding immediately prior to the completion of such private placement. In the event BugSolver completes a merger with Delicious Brands, Inc., Mr. Ross will further receive options to purchase 2% of the shares of BugSolver common stock issued and outstanding immediately prior to the completion of the merger. Under the consulting agreement, these options will vest one year from the closing of the private placement or the merger, as applicable.

         On May 24, 2000, TekInsight entered into a consulting agreement with Core Strategies, LLC for the provision of strategic marketing, planning and counseling services to TekInsight. Marshall Toplansky, Executive Vice President Marketing of TekInsight, is also the Chief Executive Officer of Core Strategies and shall directly manage the services to be provided to TekInsight. The agreement is effective as of March 1, 2000 and continues indefinitely unless either party gives thirty (30) days written notice of termination. In exchange for its services, Core Strategies shall receive (i) a consulting fee of $12,000 a month and (ii) an option to purchase 100,000 shares of TekInsight at an exercise price of $3.00 per share. This option vests in allocations of 25,000 shares each when the five-day average closing price for one share of TekInsight common stock is $3.00, $5.00, $6.00 and $8.00, respectively. Core Strategies shall also receive a monthly communications fee equal to two (2%) percent of its consulting fees for expenses incurred for telephone calls, postage, delivery and similar charges.

Indemnity Agreement

         TekInsight has entered into agreements which provide indemnification to each of its directors and officers, to the fullest extent allowed under the Delaware General Corporate Law. The indemnification agreements provide for payment by TekInsight of all expenses, judgments and other amounts required to be paid by an officer or director in connection with a proceeding or suit to which he is a party or witness or is otherwise involved by reason of the fact he acted as an officer, employee, director or agent of TekInsight. TekInsight is not obligated to pay any expenses with respect to any proceeding arising out of acts or omissions for which an officer or director is prohibited by applicable law from receiving indemnification or where the attorney representing the indemnitee has concluded that the indemnitee is not entitled to indemnification of any amounts.

Consents to be Named as Director


         Michael W. Grieves, President and Chief Executive Officer of Data Systems, and Walter J. Aspatore, a director of Data Systems, have each agreed to become a director of TekInsight on the same terms as TekInsight's other directors after the merger.


Material Contracts with Data Systems

         The following is a summary of the material terms of agreements between TekInsight and Data Systems pertaining to pre-merger and post-merger operations.

         Voting Agreement

         Michael W. Grieves and Gregory Cocke, as principal shareholders of Data Systems, and Data Systems, AstraTek and TekInsight, as parties to the merger, entered into a voting agreement dated as of February 18, 2000. Pursuant to the voting agreement, Mr. Grieves and Mr. Cocke agreed to vote their shares of Data Systems common stock and any other capital stock owned by them (i) in favor of the merger, (ii) against any action discouraging or inhibiting the completion of the merger and (iii) against any other merger or reorganization or sale of Data Systems. During the term of the voting agreement, which shall be effective until the conclusion of Data Systems' meeting of shareholders held for the purpose of voting on the merger, neither Mr. Grieves nor Mr. Cocke will solicit proxies in opposition to the merger, encourage or assist any party in taking action or directly taking any action to compete with or discourage the merger or become a member of a group for the purpose of opposing the merger. In connection with the voting agreement, Mr. Grieves and Mr. Cocke have granted a proxy to either of Brian Bookmeier or Damon Testaverde to vote their shares of Data Systems in favor of the merger at the special meeting.

         Affiliate Agreement

         Michael W. Grieves and Gregory Cocke entered into an affiliate agreement dated as of February 18, 2000 with TekInsight and Data Systems. Under the affiliate agreement, Mr. Grieves and Mr. Cocke each agree not to transfer or sell the preferred stock that they shall receive in the merger unless such sale is allowed by the terms of Rules 145(c) and (d) under the Securities Act, or counsel provides an opinion to the effect that sale is exempt from the registration requirements of the Securities Act, or sale of their shares is covered by an effective registration statement filed with the SEC. The shareholders each agree not to transfer or sell Data Systems common stock or TekInsight Series A preferred stock acquired in the merger during a 30-day period beginning immediately prior to the effective time of the merger and ending after TekInsight publishes its first financial statements containing pro forma financial statements. Under the affiliate agreement, Mr. Grieves and Mr. Cocke each agree that they do not have any plan to sell or transfer shares of Series A preferred stock, and do not know of any plan by other shareholders of Data Systems to sell 50% or more of the Series A preferred stock as determined on a pre-merger basis.

                                MERGER AGREEMENT


         The merger agreement is dated as of February 18, 2000, as amended on April 4, 2000 and June 28, 2000, among TekInsight, TekInsight Services and Data Systems. The following summary of the material terms of the merger agreement, while complete in material respects, is nonetheless a summary. It is qualified by reference to the full text of the merger agreement which is attached as an exhibit to the registration statement on Form S-4 filed by TekInsight, of which this proxy statement/prospectus is part, and incorporated herein by reference.


Effect of the Merger

         The merger agreement provides that if the merger is approved, at the effective time a certificate of merger will be filed with the Michigan Department of Consumer and Industry Services, Securities and Land Development Bureau and a certificate of merger will be filed with the Delaware Secretary of State, and upon such filings Data Systems will be merged with and into TekInsight Services. TekInsight Services will continue as the surviving company. By operation of law, TekInsight Services shall succeed to the property and rights of Data Systems and assume all of its debts, liabilities and duties. The certificate of incorporation and bylaws of TekInsight Services will be the certificate of incorporation and bylaws of the combined entity.

Management of TekInsight After the Effective Date of the Merger


         The board of directors of TekInsight immediately prior to the merger, with the addition of Michael W. Grieves and Walter J. Aspatore, will be the initial board of directors of TekInsight after the merger.


         The closing of the merger will occur within one to two days after the satisfaction or waiver of all material conditions of the merger agreement, including obtaining shareholder approval. No conditions are expected to be waived. The closing will be at the offices of Nixon Peabody LLP, counsel for TekInsight, 437 Madison Avenue, New York, New York, or at such other time and place as the parties may agree in writing.

Merger Consideration; Effect on Capital Stock of Data Systems

         Under the merger agreement, the Series A preferred stock of TekInsight paid as merger consideration will have a dollar value of between $12.5 million and $18 million, depending on the average of the market value of TekInsight common stock as quoted on the Nasdaq SmallCap Market for the 10 consecutive trading days immediately prior to the closing date of the merger. The aggregate dollar amount of the merger consideration will be determined on the following basis:

                If the Market Value of                    Then the Total Value
           TekInsight Common Stock Quoted on                  of the Merger
      The Nasdaq SmallCap Market at Closing Date Is:      Consideration Will Be:
      ----------------------------------------------      ----------------------
       Less than $5.00 per share but more than                $12.5 million
       $2.00 per share

       Equal to or greater than $5.00 and less than            $16 million
       $7.00 per share

       Equal to or greater than $7.00 per share                $18 million

         Each shareholder of Data Systems will receive his proportionate share of TekInsight's Series A preferred stock based on an exchange ratio equal to the per share amount described immediately above divided by the market value of one share of TekInsight common stock calculated as described in the preceding paragraph, which will then be divided by a divisor determined by the closing bid price of TekInsight common stock the day before the merger. For a full description of the merger consideration formula, with examples, see "Summary -- Merger Consideration," beginning on page ___ of this proxy statement/prospectus.


         Data Systems common stock will be cancelled without conversion. Cash will be paid for fractional shares.

Treatment of Data Systems Stock Options

         At the effective time of the merger, each outstanding and unexercised Data Systems stock option which has been issued under its option plan shall be assumed by TekInsight and shall be deemed to be vested as of the effective date of the merger. Each assumed stock option shall be exercisable for shares of Series A preferred stock in accordance with the conversion ratio set forth in this section in the paragraph above entitled "Merger Consideration; Effect on Capital Stock of Data Systems."

         Shares of Data Systems common stock issued upon the exercise of Data Systems options which have been granted under its option plan prior to the date that is three days prior to the effective time of the merger shall be converted into shares of Series A preferred stock in accordance with the conversion ratio described above. Such exercised Data Systems options shall be deemed to have vested not later than the fifth business day prior to the closing date of the merger.

Surrender of Data Systems Certificates

         American Stock Transfer & Trust Company is the exchange agent in the merger. Immediately after the closing date, TekInsight will give the exchange agent the number of its shares of Series A preferred stock necessary to complete the exchange. TekInsight will also give the exchange agent sufficient cash to pay cash for fractional shares.

         The exchange agent will send each shareholder of Data Systems of record a transmittal letter covering the exchange of shares, together with instructions for effecting the exchange. Upon surrender of Data Systems stock certificates, the holders of the surrendered Data Systems certificates will be entitled to receive their proportionate share of Series A preferred stock, plus any cash paid for fractional shares.

         Shareholders of Data Systems will not be entitled to any dividends or distributions on Series A preferred stock until their Data Systems share certificates are surrendered to the exchange agent. Following the surrender of Data Systems share certificates to the exchange agent, along with a signed and completed transmittal letter, the exchange agent will deliver to shareholders of Data Systems certificates representing their shares of Series A preferred stock, plus cash for any fractional shares. Interest will not be paid between the closing date and the date shareholders receive their Series A preferred stock. If a shareholder is the registered holder and would like his Series A preferred stock issued in any name other than his own, Data Systems certificates surrendered to the exchange agent must be properly endorsed and proper instructions must be given to the exchange agent. Any such person to be issued Series A preferred stock must establish that any transfer or other taxes required to be paid by reason of the transfer have been paid or are not payable. The exchange agent will not be liable for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar laws. After one year from the closing date of the merger, the exchange agent will no longer be obligated to exchange Data Systems common stock on behalf of TekInsight or pay cash in lieu of fractional shares or for dividends. After that date shareholders of Data Systems must look to TekInsight for payment of their claims.

No Further Ownership Rights in Data Systems Common Stock After Exchange

         All shares of TekInsight Series A preferred stock issued pursuant to the merger agreement shall be deemed to have been issued in full satisfaction of all claims pertaining to exchanged shares of Data Systems common stock. Data Systems certificates presented after the effective time of the merger will be canceled and exchanged as provided in the merger agreement.

Lost, Stolen or Destroyed Certificates

         Certificates for shares of Data Systems common stock that have been lost, stolen or destroyed may nonetheless be exchanged for Series A preferred stock by the exchange agent upon proper proof of ownership, including an affidavit of the holder and bond sufficient to indemnify TekInsight, TekInsight Services or the exchange agent against possible loss with respect to such certificates.

Tax Consequences

         It is a condition of the merger that TekInsight and Data Systems each receives a legal opinion that the merger constitute a tax-free reorganization within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code.

Further Actions by the Parties

         The parties each agree that if further action is necessary or desirable to carry out the purposes of the merger agreement and to vest TekInsight Services with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Data Systems, that the officers and directors of Data Systems and TekInsight Services agree to take all such lawful and necessary action. TekInsight shall cause TekInsight Services to perform its obligations under the merger agreement.

Representations and Warranties

         The merger agreement contains customary representations and warranties by both parties.

Covenants

         The parties have agreed to a number of customary covenants including the following: Each party has agreed to help to prepare and file a proxy statement/prospectus with the SEC. Data Systems has agreed to use its best efforts promptly to hold a special meeting and solicit proxies in favor of the merger and secure shareholder approval of the merger as required by the rules of the National Association of Securities Dealers, Michigan law and Delaware law to obtain such approvals. Both parties have agreed to keep the books and records of the other party confidential. Data Systems has agreed to a "no shop" provision subject to fiduciary duties owed by the board of directors of Data Systems to its shareholders. TekInsight has agreed to use its best efforts to have the Series A preferred stock listed on the Nasdaq SmallCap Market. Both parties have agreed to confidentiality provisions, limitations on publicity, labor and other matters.

Conditions to Closing

         The obligations of the parties under the merger agreement are subject to the satisfaction of a number of customary conditions, none of which is expected to be waived. Waiver by either board of directors of a material condition will result in resolicitation of shareholders. The material conditions of the merger agreement require that:

    o     shareholders of Data Systems approve the merger;

    o     this proxy statement/prospectus be declared effective by the SEC;

    o there is no governmental action, including a statute, rule, regulation, executive order, decree, injunction or order that would prevent completion of the merger;

    o TekInsight and Data Systems each receives from its respective special tax counsel a tax opinion to the effect that the merger will be a tax free reorganization within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code;

    o     Nasdaq list the Series A preferred stock on the Nasdaq SmallCap
          Market;

    o all third party consents (including consents of lenders) have been obtained;

    o     any necessary approvals by TekInsight stockholders have been obtained;

    o other customary covenants have been complied with (that all representations and warranties are true at closing, no material adverse changes in the business of TekInsight, receipt of legal opinions, etc.); and

    o no more than 5% of holders of Data Systems common stock have exercised dissenters' rights.

Events of Termination

         The merger agreement may be terminated in the event of any of the following:

    o     by mutual consent of the boards of directors of TekInsight and Data
          Systems;

    o by either party, if the merger is not completed by September 15, 2000 for any reason;

    o automatically on October 31, 2000 if the merger has not been completed;

    o if a governmental entity issues an order, decree, or ruling or takes any other action after a final order has been entered, or there shall be any law or regulation having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

    o if the required approval of the shareholders of Data Systems is not obtained;

    o if the board of directors of Data Systems unanimously fails to recommend shareholder approval of the merger, withdraws or adversely changes its recommendation to approve the merger prior to the approval of its shareholders;

    o if the board of directors of Data Systems accepts, publicly endorses, recommends or executes a letter of intent or similar document with respect to a proposal more financially favorable to the shareholders of Data Systems with respect to a sale of Data Systems or substantially all its assets;

    o a tender or exchange offer is commenced with respect to Data Systems securities and Data Systems does not recommend rejection of the offer within 10 business days after commencement;

    o if an acquisition proposal (other than a tender or exchange offer relating to the securities of Data Systems) is publicly announced and, upon TekInsight's request, the board of directors of Data Systems does not within 10 days issue a press release announcing its opposition;

    o if the board of directors of TekInsight fails unanimously to recommend stockholder approval of the merger, or amends or adversely changes its recommendation to approve the merger;

    o by either party, if the other breaches any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or factual basis for a covenant becomes inaccurate;

    o by either party, if a tender or an exchange offer with respect to the securities of Data Systems is accepted by holders of more than 50% of the outstanding shares of Data Systems common stock;

    o if in the opinion of outside legal counsel either TekInsight or Data Systems is required to terminate the merger agreement pursuant to its fiduciary duties to its shareholders under applicable laws;

    o if the average market value for TekInsight common stock for the 10 consecutive trading days prior to closing date of the merger is less than $2.00 per share;

    o if at any time prior to any required approval of the merger by the stockholders of TekInsight, the board of directors of TekInsight withdraws its recommendation; or

    o if any necessary approval by the stockholders of TekInsight is not obtained under the Nasdaq National Stock Market rules and/or Delaware law.

Fees and Expenses

         Each party to the merger will pay its own fees and expenses but will share fees and expenses incurred in relation to printing and filing of the Data Systems proxy statement and the registration statement. In addition, Data Systems has agreed to pay TekInsight $2 million in the event that:

    o     the merger is not approved by the shareholders of Data Systems;

    o a tender or exchange offer is accepted by more than 50% of the outstanding shares of Data Systems common stock;

    o outside legal counsel of either TekInsight or Data Systems is of the opinion that the merger agreement should be terminated because of the fiduciary duties the board of directors of either TekInsight or Data Systems owes its shareholders;

    o prior to approval of the shareholders of Data Systems, the board of directors of Data Systems withdraws its recommendation that the shareholders of Data Systems vote "FOR" the merger or approves, publicly endorses, recommends or executes a letter of intent with respect to a proposal that is more financially favorable to shareholders of Data Systems; or

    o the board of directors of Data Systems fails unanimously to recommend that the shareholders of Data Systems vote "FOR" the merger or amends or modifies its unanimous recommendation of Data Systems shareholder approval;

    o if the board of directors of Data Systems accepts, publicly endorses, recommends or executes a letter of intent or similar document with respect to a proposal more financially favorable to the shareholders of Data Systems with respect to a sale of Data Systems or substantially all its assets;

    o a tender or exchange offer is commenced with respect to Data Systems securities and Data Systems does not recommend rejection of the offer within 10 business days after commencement; or

    o if an acquisition proposal (other than a tender or exchange offer relating to the securities of Data Systems) is publicly announced and, upon TekInsight's request, the board of directors of Data Systems does not within 10 days issue a press release announcing its opposition.

However, with respect to the first four reasons given above, the $2 million fee will not be payable in the absence of a proposal to acquire at least 10% control of Data Systems.

Choice of Law

         The merger agreement is to be governed and construed under the laws of the State of New York.

                         OPINIONS OF FINANCIAL ADVISORS


Opinion of Data Systems' Financial Advisors-- Valuation Counselors Group, Inc.

         The board of directors of Data Systems retained Valuation Counselors to render its opinion as to whether the consideration to be paid to shareholders of Data Systems by TekInsight pursuant to the merger agreement is fair from a financial perspective to the shareholders of Data Systems. Data Systems retained Valuation Counselors based upon its prominence as a valuation and financial advisory firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions, divestitures, leveraged buyouts, private placements, and other situations.

         On February 8, 2000, Valuation Counselors delivered its written opinion to the board of directors of Data Systems that, as of the date of the opinion, based on the review of Valuation Counselors' and subject to the assumptions, limitations, procedures followed and qualifications described below and set forth in the opinion, the consideration to be received by the shareholders of Data Systems from the merger is fair to the shareholders of Data Systems from a financial perspective. Valuation Counselors is not making, and the opinion should not be construed as, a recommendation as to whether or not a shareholder of Data Systems should approve the merger. Additionally, the fairness opinion of Valuation Counselors does not compare the relative merits of the merger with those of any other transactions or business strategies available to Data Systems as alternatives to the merger, and Valuation Counselors was not requested to, and did not, solicit the interest of any other party in acquiring similar companies.


         The full text of the fairness opinion which contains a description of the material assumptions and qualifications made, matters considered and limitations imposed on the review and analysis is set forth in Appendix B attached to this proxy statement/prospectus and should be read in its entirety. The board of directors of Data Systems imposed no conditions or limitations on the scope of the investigation or the methods or procedures to be followed by Valuation Counselors in rendering the fairness opinion.


         In rendering the fairness opinion, Valuation Counselors, among other things: (i) reviewed the merger agreement; (ii) reviewed and analyzed consolidated historic and projected financial and operating data of Data Systems, including audited financial statements for Data Systems; (iii) reviewed and analyzed other internal information concerning the business and operations of Data Systems furnished by management; (iv) reviewed and analyzed publicly available information concerning Data Systems; (v) reviewed and analyzed publicly available information concerning the terms of selected merger and acquisition transactions that Valuation Counselors deemed relevant to its inquiry (based on business line, size, and similar financial characteristics);
(vi) reviewed and analyzed selected market purchase price data that Valuation Counselors considered relevant to its inquiry; (vii) held meetings and discussions with TekInsight and employees of Data Systems concerning the operations, financial condition and prospectus of Data Systems; and (viii) conducted such other financial studies, analysis investigations, including a visit to Data Systems' Farmington Hills, Michigan corporate offices, and considered such other information as Valuation Counselors deemed appropriate.

         In arriving at its opinion, Valuation Counselors relied, without independent verification, on the accuracy and completeness of all of the financial and other information that was publicly available, supplied or otherwise communicated to it by Data Systems and TekInsight. Valuation Counselors assumed that the financial estimates (including the underlying assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments as to the future performance of Data Systems. Valuation Counselors expressed no opinion with respect to any forecasts or the assumptions on which they were based. Valuation Counselors did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Data Systems. The fairness opinion is based upon financial, economic, market, and other conditions and circumstances existing and disclosed to it as of the date of its opinion. As background for its analyses, Valuation Counselors held discussions regarding the history, current business operations, financial condition, and future prospects of Data Systems.

         For purposes of its analysis, Valuation Counselors relied upon the following SEC filings of Data Systems: Form 10-Ks for the periods ending December 31, 1996 through December 1, 1998, Form 8-Ks dated January 8, 2000, and September 15, 1999, Form S-1 dated December 16, 1996, and Form 10-Qs, for the periods ending September 30, 1999, June 30, 1999, and March 31, 1999.

         Valuation Counselor's opinion is directed only to the fairness to Data Systems and to the shareholders of Data Systems from a financial perspective of the consideration to be received by the shareholders of Data Systems from the merger, and does not address any other aspect of the merger. The summary set forth below describes the material analyses undertaken but is nonetheless a summary.

         In conjunction with rendering its fairness opinion, Valuation Counselors considered the following financial and comparative analyses:

    o     a contribution analysis;

    o     a pro forma merger analysis;

    o     a discounted cash flow analysis;

    o     an analysis of selected publicly traded companies;

    o an analysis of transactions pursuant to which selected public and private companies have acquired data networking companies similar to those of Data Systems; and

    o     an analysis of other factors.

         Contribution Analysis

         Valuation Counselors analyzed the respective current contributions of Data Systems and TekInsight to the estimated revenue, EBITDA, and net income of the combined company. This analysis indicated that (i) in fiscal 1999, Data Systems would contribute approximately 94.0% of revenue, 170.0% of EBITDA, and 50.4% of net income, and (ii) TekInsight would contribute approximately 6.0% of revenue, 70.0% of EBITDA, and 49.6% of net income of the combined company.

         Pro Forma Merger Analysis

         Valuation Counselors analyzed pro forma effects resulting from the merger, including, among other things, the impact of the merger on TekInsight's projected EPS for fiscal years 2000 through 2004 based, in the case of Data Systems, on internal estimates of the management of Data Systems for fiscal year 2000 and extrapolated for subsequent years based on management's growth rate estimates and, in the case of TekInsight, on estimates of selected investment banking firms for fiscal years 2000 through 2004 and extrapolated for subsequent fiscal years based on analysts' growth estimates for TekInsight. The results of the pro forma merger analysis suggested that the merger could be accretive to TekInsight's EPS in each of the fiscal years analyzed. The actual results achieved by the combined company may vary from projected results and the variations may be material.

         Discounted Cash Flow Analysis

         Valuation Counselors analyzed the financial terms of the merger using a discounted cash flow analysis. The discounted cash flow approach assumes, as a basic premise, that the intrinsic value of any business or property is the current value of the future cash flow that the business will generate for its owners. To establish a current implied value under this approach, future cash flow must be estimated and an appropriate discount rate determined. The projected cash flows and terminal value were discounted to present value using a discount rate of 19%. Valuation Counselors estimated the free cash flows, defined as total projected cash revenue minus total projected cash expenses. Valuation Counselors performed a discounted cash flow analysis of the projected debt-free net cash flow of Data Systems for the fiscal years ending September 30, 2000 through 2004, partially based on internal estimates of the Company's management. Based on financial information and input from management at Data Systems, revenues were projected at $58.1 million, $66.9 million, $80.2 million, $96.3 million, and $115.5 million for the years ending 2000 through 2004. Cost of sales were projected at $46.3 million, $53.2 million, $63.9 million, $76.7 million, and $92.0 million for the years ending 2000 through 2004. Total operating expenses, exclusive of depreciation, were projected at $10.2 million, $11.4 million, $13.3 million, $15.0 million, and $18.0 million for the years ending 2000 through 2004. After the deduction of depreciation and amortization expense, other income, and income tax expense, debt-free net income was $330,000, $589,000, $995,000, $1.8 million, and $2.2 million for the years ending 2000 through 2004.

         The indicated enterprise value was determined by adding the present value of the projected debt-free net cash flows over the fiscal years 2000 through 2004 and the present value of Data Systems' estimated terminal value in 2004. This analysis yielded an enterprise value below the purchase price.

         Selected Comparable Acquisition Analysis

         Valuation Counselors, using publicly available information, reviewed the purchase prices and implied transaction multiples paid or proposed to be paid for 69 companies, deemed comparable on the basis of size, financial data and the like, engaged in the computer networking and information technology industries. From these transactions Valuation Counselors calculated market value of invested capital (MVIC) multiples of revenue and earnings before depreciation, interest, and taxes (EBITDA.) The MVIC/Revenue multiples ranged from 0.02X to 19.33x with a median of 0.90X. The MVIC/EBITDA multiples ranged from 0.02X to 38.96X with a median of 9.86X. As detailed in Valuation Counselors' fairness opinion, Data Systems' multiples derived from the purchase price fall within the range of the transacted companies' market multiples. These comparable acquisitions (by acquiree) are as follows:

         May & Speh, Barefoot Computer Training, PCM, Metrologie International, Claremont Technology Group, Spargo Consulting PLC, CSA Holdings, Sentient Systems, Synexus, Technology Management, ROW Sciences, Vanstar Corp., Computer Power Group, Logical Software Solutions Corp., FullTime Software, Carnegie Group, Open Business Systems Group, Mastering, Global Technology Solutions, Traid Data, Scopus Technology, Video Management, Olivetti, Computer Data Systems, Micros-To-Mainframes, On-Line Networking, Allegiant Legacy Solutions, Menhir, Logicon, Expert Business Systems, BDM International, Datalogix International, Datasvar Support, Future Now, Enterprise Technology Group, Vail Research and Technology Corp, Vail Research and Technology Corp, Eclipse Information Systems, H.V. Jones, Confidential, Automated Business Systems of NC, Kent Consulting Group, Sabor Software Corp., TRECOM Business Systems, 3D Information Services, Connect Computer Company, Data Aid, Innova Solutions, ESP Software Services, Lior, Cray Communications, Consolidated Computer Investors, Comtex Information Systems, Concepts in Communications, Integrex Systems Corp., Hi-Tech Connections, STMS, PC Business Solutions, Novadyne Computer Systems, Costello & Associates, BTG, Solsource Computers, Open System Technologies, Software Analysis and Management, KCS Computer Services, Delta CompuTec, Conversion Services International, Quicksilver Group, E-BusinessSolutions.com.

         Publicly Traded Guideline Company Analysis

         Using publicly available information, Valuation Counselors analyzed the market values and trading multiples of the following publicly traded guideline companies: Tier Technologies, Microstrategy, Peregrine Systems, Eltrax Systems, Socrates Technologies Corporation, Micros to Mainframes, Osage Systems Group, and Government Technology Services From these guideline companies Valuation Counselors calculated market value of invested capital (MVIC) multiples of revenue and earnings before depreciation, interest, and taxes (EBITDA.) These companies were deemed comparable on the basis of size, financial data and the like. The MVIC/Revenue multiples ranged from 0.12x to 84.49x with a median of 1.74x. The MVIC/EBITDA multiples ranged from 11.31x to 577.79x with a median of 76.64x. As detailed in Valuation Counselors' fairness opinion, the indicated multiples based on the purchase price offered for Data Systems fall within the ranges of the guideline companies' market multiples but below the median levels. Such a placement is warranted due to Data Systems' smaller size, higher leverage, and inferior historical and projected growth rates in comparison to the guideline companies.

         Other Factors and Analysis

         In rendering the fairness opinion, Valuation Counselors also considered other factors relevant to a valuation of Data Systems. These factors included
(i) the premiums paid in acquisitions of companies in the computer networking and information technology industries and (ii) other offers to purchase Data Systems' securities. The purchase price for Data Systems equates to a premium of 113.5% to 207.5% over Data Systems' pre-January 19, 2000 common stock share price. By comparison, between 1995 and 1999, the premiums paid for transacted companies within the computer networking and information technology industries ranged between 13.0% and 81.4% with a median of 57.0%. Given this as well as Data Systems' market presence, the premium to the shareholders of Data Systems appears fair. Competing offers of expressions of interest were received from Micros to Mainframes, Dyn Corporation, American United Global, and Alydaar Software Corporation. With the exception of the Alydaar Software Corporation offer, all the competing offers were relayed verbally to Data Systems' business broker. The Micros to Mainframes offer for Data Systems indicated a value between $12 million and $13 million. The offer was declined due to business logistics and the fact that Micros to Mainframes was undergoing an assimilation of a recent acquisition. The Dyn Corporation offer, also presented verbally, had a value between $12 million to $13 million and was declined due to the use of privately held stock as a portion of the purchase price. American United Global offered $12 million for Data Systems but the offer was declined since American United Global would have had to liquidate a subsidiary in order to finance the acquisition. These offers compare to the purchase price range between $12,500,000 and $18,000,000.

         The summary set forth above describes the material analyses undertaken by Valuation Counselors. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Each of the analyses was performed by Valuation Counselors to provide a different perspective on the transaction and contribute to the total mix of information available to Data Systems. Valuation Counselors did not form a conclusion as to whether any one of the analyses, considered in isolation, supported or failed to support an opinion as to the fairness from a financial perspective of the merger consideration. Instead, Valuation Counselors, in reaching its conclusion, considered the results of the analyses taken as a whole. Valuation Counselors' conclusion involved significant elements of judgment and qualitative analysis as well as a financial and qualitative analysis. Valuation Counselors did not place particular emphasis or weighting on any individual factor, but instead concluded that its analysis taken as a whole supported its opinion. Accordingly, notwithstanding the separate factors summarized above, Valuation Counselors believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors it considered without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty and Valuation Counselors does not assume responsibility for any future variations from such analyses or estimates.

         Valuation Counselors' fairness opinion relates to the relative values of Data Systems and TekInsight. Valuation Counselors did not express any opinion as to what the value of TekInsight common stock actually will be when issued to the shareholders of Data Systems pursuant to the merger or the price at which TekInsight common stock will trade subsequent to the merger. Although Valuation Counselors evaluated the exchange ratio from a financial perspective, Valuation Counselors was not asked to and did not recommend the specific consideration payable in the merger, which was determined through negotiation between Data Systems and TekInsight.

         In performing its analyses, Valuation Counselors made numerous assumptions with respect to industry performance, general business, financial, economic, and market conditions and other matters, many of which are beyond the control of Data Systems. Furthermore, events occurring after the date of the Valuation Counselors fairness opinion may materially affect the assumptions used in preparing the Valuation Counselors fairness opinion and accordingly the Valuation Counselors fairness opinion is necessarily based upon market, economic, and other conditions that exist and can be evaluated as of the date of the opinion, and on information available to Valuation Counselors as of such date. In addition, analyses relating to the value of the business or securities do not purport to be appraisals, or to reflect the prices at which such businesses or securities can actually be sold. Analyses based on future results are not necessarily indicative of actual future results that may be significantly more or less favorable than suggested by such analyses.

         Pursuant to an engagement letter dated January 12, 2000, Valuation Counselors will receive $50,000 for its services in rendering a fairness opinion to Data Systems. Valuation Counselors will also be reimbursed for its expenses. Data Systems has agreed to indemnify Valuation Counselors, its affiliates and each of its directors, officers, employees, agents, consultants and attorneys and each controlling person, if any, from any liabilities under federal securities, law, that may arise out of Valuation Counselors' engagement.

         Valuation Counselors is principally and continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, divestitures, leveraged buyouts, private placements, and other situations. Prior to this engagement, Valuation Counselors has had no relationship with either Data Systems or TekInsight

Opinion of TekInsight's Financial Advisors -- Valuemetrics, Inc.

         The following summary of the written opinion of Valuemetrics and the material analyses undertaken by it is qualified in its entirety by reference to the full text of its opinion.

         On January 10, 2000, the TekInsight board of directors retained Valuemetrics to act as financial advisor to the TekInsight board of directors and to render an opinion as to the fairness from a financial perspective to TekInsight of the merger consideration to be paid in the proposed acquisition of the stock of Data Systems. Valuemetrics was selected by the TekInsight board of directors because of its reputation as a recognized firm which is actively engaged in the valuation of businesses and their securities, particularly in connection with midsize private and public companies. Valuemetrics also provides financial advisory and investment banking services, providing fairness and solvency opinions, structuring transactions and types of securities through affiliated entities, raising senior and mezzanine debt, placement of private equity and offering companies for sale.

         The amount of the merger consideration to be paid in the proposed acquisition of the stock of Data Systems pursuant to the merger was determined by negotiations between TekInsight and Data Systems, not by Valuemetrics.


         On February 16, 2000 Valuemetrics delivered to the TekInsight board of directors its oral opinion that the merger consideration is fair from a financial perspective to TekInsight. The full text of Valuemetrics' opinion, which sets forth assumptions made, procedures followed, matters considered and any limitations on the review undertaken by Valuemetrics, is attached as Appendix C to this proxy statement/prospectus. As set forth in the opinion, Valuemetrics relied upon and assumed without independent verification the accuracy and completeness of the financial and other information provided to it by the management of Data Systems and TekInsight, including assurances of Data Systems and TekInsight management that they were unaware of any facts that would make such information provided to Valuemetrics incomplete or misleading. Valuemetrics also assumed that the transaction described in the agreement and plan of merger dated February 18, 2000 would be consummated on the terms set forth therein, without waiver of any such terms. Valuemetrics did not make or obtain an independent appraisal of the assets of Data Systems. No limitations were imposed by Data Systems, TekInsight or their respective boards of directors on Valuemetrics with respect to the investigation made, or the procedures followed by it in rendering its opinion. TekInsight, its management, Data Systems, and its management cooperated fully with Valuemetrics in connection therewith. Shareholders are urged to read this opinion in its entirety for a description of the procedures followed, matters considered, assumptions made and methods employed by Valuemetrics in arriving at its opinion.

         The opinion of Valuemetrics is necessarily based upon conditions as they existed and could be evaluated on the date thereof. Valuemetrics has no obligation to update its opinion to take into account any subsequent changes or events. The opinion of Valuemetrics does not address the underlying business decision of TekInsight to effect the merger, and Valuemetrics expressed no view of the effect on TekInsight of the merger. Although Valuemetrics evaluated the merger consideration from a financial perspective, Valuemetrics did not recommend the specific merger consideration payable in connection with the merger, which was determined by TekInsight.

         Except for the opinion of Valuemetrics, TekInsight has not received any report, opinion or appraisal from an outside party which is related to the valuation of the merger.

         In conducting its analysis and arriving at its opinion, Valuemetrics, among other things, (i) reviewed the letter of intent of the merger between Data Systems and TekInsight, dated January 18, 2000, (ii) reviewed the agreement and plan of merger agreement dated February 18, 2000 by and among TekInsight, AstraTek (before the amendment which changed this party to TekInsight Services) and Data Systems, (iii) reviewed Data Systems' audited financial statements for the fiscal years ended December 31, 1996 through December 31, 1998, (iv) reviewed the unaudited financials of Data Systems for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, (v) reviewed operating and financial information, including interim financial statements and other financial information provided to Valuemetrics by management of Data Systems relating to the business and prospects of Data Systems, (vi) met with members of senior management of Data Systems to discuss the company's operations, historical financial statements and future prospects, (vii) reviewed the historical prices and trading volume of Data Systems common stock, (viii) reviewed publicly available financial data and stock market performance data of public companies which were deemed generally comparable to Data Systems, including on the basis of customers served, products and services offered, size and financial characteristics, (ix) reviewed schedules of options outstanding and stock ownership prepared by Data Systems and (x) conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

         In making its presentation to the TekInsight board of directors at a meeting held on February 16, 2000, and in delivering its opinion dated February 18, 2000, Valuemetrics discussed financial analyses and other factors it deemed relevant to the determinations of the board of directors of TekInsight, including:

    o     errors in planning or integration;

    o     a review of historical and current trading data of the common stock;

    o     comparable companies analysis;

    o     future earnings analysis;

    o     capitalized cash flow analysis;

    o     mergers and acquisition analysis; and

    o     equity premiums analysis.

         In preparing its opinion, Valuemetrics performed a variety of financial and comparative analyses the material aspects of which are described below. The following summary, while complete in material respects, is nonetheless a summary description of the analyses underlying the opinion of Valuemetrics.

         Market Price Analysis

         Valuemetrics reviewed historical and current data with respect to prices and trading volume of the shares of Data Systems common stock. Valuemetrics analyzed the trading market for the shares of Data Systems common stock, including a review of the historical trading price of the shares of Data Systems during the prior three months, the last twelve months, and for the three years preceding February 15, 2000; historical data relating to the trading price and volume of the shares of Data Systems common stock for the same periods; and the range of prices at which the shares of Data Systems common stock traded in the period from January 13, 1997 to February 15, 2000. This analysis indicated three-year, last twelve months and thirty-day prior to February 15, 2000 average stock prices of $5.217, $0.980 and $1.25 per share, respectively. On February 15, 2000, the last trading day prior to the TekInsight board of director's receipt of Valuemetrics' presentation, the closing trade price of Data Systems common stock was $1.375 per share. Valuemetrics further noted that during the last three years, Data Systems common stock traded at a high of $16.469 and a low of $0.4375 per share.

         Comparable Company Analysis

         Valuemetrics reviewed and compared the financial and market performance of Data Systems to the financial and market performance of publicly traded companies which Valuemetrics deemed to be comparable to Data Systems, including, on the basis of customers served, product and services offered, size and financial characteristics. Such comparable companies included A Consulting Team, Inc., Alphanet Solutions, Inc., ASA International, LTD., CACI International, Inc., Ciber, Inc., Condor Technology Solutions, Inc., Cotelligent, Inc., Government Technology Services, Metro Information Services, Inc., Micros to Mainframes, Inc., Systems and Computer Technology Corp., Tier Technology, Inc., Transnet Corp. and Whittman Hart, Inc. Although such companies were considered similar to Data Systems in some respects, none of such companies possessed characteristics identical to those of Data Systems. In particular, such companies may have different product mixes or geographic markets than does Data Systems. Valuemetrics computed selected ratios of market value to key financial measures, including sales, earnings, cash flow, EBIT and EBITDA. These calculations created the following range of multiples: a range of revenue multiples of .35X to .41X; a range of earnings multiples of 13.8X to 16.0X; a range of cash flow multiples of 8.4X to 9.7X; a range of EBIT multiples of 9.6X to 11.1X; and a range of EBITDA multiple of 5.5X to 6.4X. All of these multiples were then applied to Data Systems' financial measures to calculate a range of market values for Data Systems. This methodology generated a range of equity values from $12,417,805 to $21,512,177; and per share prices of $2.25 and $3.90, respectively.

         Future Earnings Analysis

         Valuemetrics reviewed and compared the projected earnings performance of Data Systems to the forecasted earnings performance and current market performance of the fourteen publicly traded companies which Valuemetrics deemed to be comparable to Data Systems. Those companies from the Comparable Company Analysis with publicly available earnings estimates included in the Future Earnings Analysis were: A Consulting Team, Inc., Alphanet Solutions, Inc., CACI International, Inc., Ciber, Inc., Condor Technology Solutions, Inc., Metro Information Services, Inc., Systems and Computer Technology Corp., Tier Technology, Inc., Whittman Hart, Inc. After review, Valuemetrics chose these nine companies to compute the ratios of market value to one-year forward earnings (as determined from mean consensus earnings estimates provided by IBES through Bloomberg.) These calculations yielded a range of multiples from 16.3X to 18.8X. These multiples were then applied to Data Systems' projected future earnings to calculate a market value for Data Systems. This methodology generated an equity values ranging from $29,453,136 to $34,831,928; and per share prices of $5.35 and $6.32, respectively.

         Capitalized Cash Flow Analysis

         Valuemetrics presented the results of a capitalized cash flow analysis of Data Systems based upon specified operating and financial assumptions. In its analysis, Valuemetrics relied partially on estimates and other financial information provided by Data Systems management for the one-year fiscal period ending December 31, 2000. Based on forecasts and input from management at Data Systems, Valuemetrics gave consideration to the following range of financial performance in deriving estimates of future net free cash flows: revenues within the range of $53.0 million to $59.8 million; gross profit (defined as revenues less cost of goods sold) within the range of $10.6 million to $13.9 million; total operating expenses, exclusive of depreciation and amortization, within the range of $10.2 million to $10.5 million; operating income after depreciation and amortization and before other income, interest expense and income taxes within the range of ($0.93) million to $2.7 million. The comparable company sample was used to develop a capitalization rate for Data Systems. Data Systems' current and one-year forward financial information was then used to compute normalized debt-free cash flows. These debt-free cash flows were then used to calculate a market value for Data Systems. Using this methodology, Valuemetrics calculated a range of equity values for Data Systems ranging from $8,664,096 to $27,888,072 and a per share value ranging from $1.57 to $5.06, using capitalization rates ranging between 10.8 and 18.3, which are based upon a discount rates between 18% and 16% and growth rates between 8% and 10%, respectively.

         Mergers and Acquisitions Analysis

         Valuemetrics reviewed and compared the financial performance of Data Systems to merger and acquisition data from market transactions involving companies which Valuemetrics deemed to be comparable to Data Systems, based upon, but not limited to, customers served, product and services offered, their size and financial characteristics. Although such companies were considered similar to Data Systems in some respects, none of these companies possessed characteristics identical to those of Data Systems. In particular, such companies may have different product mixes or geographic markets than does Data Systems. There were eleven transactions that occurred in the last three years deemed similar in respect to Data Systems. The comparable acquisitions (targets) included the following companies: Computer Data Systems Inc., Claremont Technology Group Inc, Donnelley Enterprise Solutions, Integrated Systems Consulting, Transition Systems Inc, Computer Management Sciences, Marcam Solutions Inc, Nichols Research Corp, Template Software Inc, Government Systems, Inc. and Questech. Valuemetrics computed selected ratios of market value to key financial and operating measures, including sales, earnings, EBITDA, total number of employees and the total number of technical employees. These calculations created a range of sales multiples of .50X to .66X; a range of earnings multiples of 20.21X to 26.28X; a range of EBITDA multiples of 8.59X to 11.17X; a range of total number of employees multiples of .07X to .09X; and a range of total number of technical employees of .21X to .27X. All of these multiples were then applied to Data Systems' financial and operating measures to calculate a market value for Data Systems. This methodology generated a range of equity values from $17,900,735 to $34,588,756; and per share prices of $3.25 and $6.28, respectively.

         Equity Premiums Analysis

         Valuemetrics analyzed and compared the merger consideration and the implied premium paid relative to Data Systems' stock price as of the close of trading on February 15, 2000 to implied equity premiums in comparable transactions. Based upon Data Systems' stock price as of the close of trading on February 15, 2000, the merger consideration (when valued at $12,500,000) represented an implied equity premium of approximately 65%. Valuemetrics' analysis of standard published industry data concerning comparable transactions found a range of implied equity premiums of 9% to 193%, with a mean of 76% and a median of 64%.

         Based on the foregoing analyses, Valuemetrics concluded that the merger consideration to be paid for the stock of Data Systems is fair, from a financial point of view, to TekInsight. Valuemetrics did not base its conclusion on any individual ratio or range set forth above. Valuemetrics, in presenting its conclusion to the TekInsight board of directors, did not describe any specific methodology by which it determined the fairness of the merger consideration in relation to such ranges and ratios.

         The summary set forth above describes the material analyses undertaken by Valuemetrics. Valuemetrics believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, may create an incomplete view of the processes underlying its analyses and fairness opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In its analyses, Valuemetrics made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than those set forth therein. Estimates of value do not purport to be appraisals or necessarily reflect the values which may be realized if assets are sold. Because such estimates are inherently subject to uncertainty, neither TekInsight, Data Systems, Valuemetrics nor any other person assumes responsibility for their accuracy.

         Valuemetrics' opinion and analyses were only one of many factors considered by the board of directors of TekInsight in its evaluation of the merger and should not be viewed as determinative of the views of TekInsight's board of directors or TekInsight's management with respect to the merger consideration and the Merger.

         Neither Valuemetrics nor any affiliate of Valuemetrics has performed any investment banking or other financial services for or had any other material relationship with Data Systems, or any of their affiliates during the two years preceding the date of this proxy statement/prospectus.

         Pursuant to an engagement letter dated January 10, 2000, Valuemetrics will receive $50,000 for its services in rendering a fairness opinion to the board of directors of TekInsight. Valuemetrics will also be reimbursed for its expenses. TekInsight has indemnified Valuemetrics, and its affiliated entities, directors, officers, employees, legal counsel, agents and controlling persons against costs, expenses and liabilities to which they may become subject as a result of Valuemetrics acting for TekInsight.

         Prior to this engagement, Valuemetrics provided services to TekInsight and its affiliates but had no material relationship with those persons.

                     DESCRIPTION OF SERIES A PREFERRED STOCK

         The following summary of the terms of our Series A preferred stock, while complete in material respects, is nonetheless a summary. It is qualified by reference to the full description of the certificate of designations for our Series A preferred stock, filed as an exhibit to this registration statement.

Ranking of the Series A Preferred Stock

         The Series A preferred stock will rank senior to common stock and any other classes of capital stock subsequently authorized by the board of directors. The board of directors may, however, authorize classes or series of capital stock to be issued on equal footing with the Series A preferred stock.

Voting Rights

         Except as otherwise required by law, the holders of shares of Series A preferred stock are entitled to attend all annual and special meetings of stockholders. Together with the holders of all other classes of stock, holders of Series A preferred stock are entitled to attend and vote on any matter properly put before stockholders. Holders of Series A preferred stock will vote with holders of common stock as a group on an as-converted basis. In addition, holders of Series A preferred stock are entitled to a separate class vote if
TekInsight:

    o takes any action that would alter or change the rights of the Series A preferred stock;

    o creates a new class of capital stock that has a liquidation preference over the Series A preferred stock or that adversely changes the rights of the Series A preferred stockholders;

    o increases the authorized number of shares of the Series A preferred stock; or

    o takes any action not contemplated by the articles of incorporation that would result in a tax to Series A preferred stockholders.

All of the preceding actions require approval by holders of a majority of the Series A preferred shares voting as a class in order to be implemented. If any of the preceding actions were to be approved, any holders that did not approve of the transaction have the right for 30 days to convert their shares into TekInsight common stock.

Dividends

         Holders of the Series A preferred stock are entitled to receive dividends on a pro rata as converted basis to the same extent as holders of common stock are entitled to receive dividends. Dividends will generally not be paid to any capital stockholders unless dividends are also paid to the Series A preferred stockholders. In addition, except for employee repurchases and similar events, junior securities will not be redeemed unless an equal amount is available for payment to holders of Series A preferred stock.

Liquidation Preference

         Series A preferred stockholders are entitled to a liquidation preference equal to the average of the closing sales price of TekInsight common stock as quoted on the Nasdaq SmallCap Market for the 10 consecutive trading days immediately preceding the closing date of the merger, as adjusted.

Conversion

         The Series A preferred stock is convertible at any time beginning one year after the closing date of the merger. The Series A preferred stock is also generally immediately convertible in the event of a:

    o reclassification or change in number of shares issuable on conversion of the Series A preferred (other than changes in par value);

    o consolidation, merger or mandatory share exchange (other than mergers or exchanges where TekInsight is the surviving company); or

    o     sale of substantially all of TekInsight's property to another company.

Anti-dilution Adjustments

         The conversion ratio of the Series A preferred stock is subject to pro rata anti-dilution adjustment in the event of stock dividends, stock splits, and reverse stock splits. In the event a nonstock dividend is declared, Series A preferred stockholders will receive their pro rata share of the dividend on an as converted basis along with the common stock, including any adjustments.

Automatic Conversion

         Any shares of Series A preferred stock that remain outstanding on the fifth anniversary of the closing date are subject to mandatory conversion on a one-for-one basis, as adjusted, subject to payment of any accrued and unpaid dividends.

                        COMPARISON OF SHAREHOLDER RIGHTS

         If the merger is completed, holders of Data Systems common stock will become holders of TekInsight Series A preferred stock. The rights of holders of Data Systems common stock are governed by Data Systems' articles of incorporation, bylaws and the Michigan Business Corporation Act. The rights of Series A preferred stock holders will be governed by TekInsight's certificate of designation, for the Series A preferred stock, certificate of incorporation, bylaws and the Delaware General Corporation Law. The rights of shareholders of Data Systems differ in a number of respects from the rights of stockholders of TekInsight. The following is a summary of the material differences. Unless otherwise noted, the rights of stockholders of TekInsight are generally the same as those of shareholders of Data Systems.

                               Data Systems                               TekInsight
                               ------------                               ----------

CAPITALIZATION                 Authorized to issue 10,000,000 shares of   Authorized to issue 100,000,000 shares of
                               common stock, $.01 par value, and          common stock, $.0001 par value, and
                               1,000,000 shares of preferred stock,       10,000,000 shares of preferred stock,
                               $.01 par value.   5,558,878 shares of      $.0001 par value.  A sufficient number of
                               common stock outstanding as of July 13,    shares of preferred stock will be
                               2000.                                      designated as Series A preferred stock in
                                                                          order to consummate the merger.
                                                                          15,913,529 shares of common stock
                                                                          outstanding as of July 10, 2000.


BLANK CHECK PREFERRED          Board of directors can authorize the       Similar.
                               issuance of Data Systems preferred stock
                               in one or more Series and fix the
                               designation, dividend rate, terms of
                               redemption, preferences, sinking fund
                               provisions, terms of conversion, voting
                               rights and any other rights,
                               preferences, powers and restrictions of
                               each series without any further vote or
                               action by the holders of Data Systems
                               common stock.

NUMBER, ELECTION, VACANCY      Board of directors may be between one      The number of the board of directors to be
AND REMOVAL                    and eleven persons.  Current number of     determined by the board.  The current
OF DIRECTORS                   directors is three.                        number of directors is four.

                               Directors are elected at its annual        Similar.
                               meeting of shareholders and serve until
                               the following annual meeting of
                               shareholders or until their successors
                               are elected and qualified.   Elections
                               of directors shall be effected by a
                               quorum of the holders consisting of
                               shareholders of at least a majority of
                               the outstanding shares of Data Systems.
                               Those individuals receiving a plurality
                               of the votes shall be elected.
                               Vacancies filled  by the vote of a
                               majority of the remaining directors,
                               unless filled by proper action of
                               shareholders of Data Systems.  Each
                               person so elected shall be a director
                               for a term of office continuing only
                               until the next election of directors by
                               the shareholders.

                               Data Systems                               TekInsight
                               ------------                               ----------
                               One director or the entire board of        Similar.
                               directors may be removed, with or
                               without cause, by vote of holders of
                               a majority of shares entitled to vote
                               at an election of directors.

VOTING RIGHTS                  Each holder of common stock is entitled    Similar.  The Series A preferred stock
                               to one vote for every share held.          shall vote along with the common stock as
                                                                          a single class on all matters, unless the
                                                                          separate vote of the Series A preferred stock
                                                                          voting as a separate class is required by the
                                                                          terms of the certificate of designations,
                                                                          including altering the rights, preferences or
                                                                          privileges of the Series A preferred stock,
                                                                          creating a new series or class of stock having
                                                                          preference over the Series A preferred stock,
                                                                          increasing the number of shares of Series A
                                                                          preferred stock, or doing anything which would
                                                                          cause taxation of the holders of the shares of
                                                                          Series A preferred stock not contemplated
                                                                          under the certificate of designations, or as
                                                                          is otherwise required under the Delaware
                                                                          General Corporation Law.


PREEMPTIVE RIGHTS              Holders of common stock do not have        Same.
                               preemptive rights.

AMENDMENTS                     Bylaws may be altered, amended or          Similar.
TO BYLAWS                      repealed by the shareholders, or by a
                               majority of its board of directors, at any
                               meeting duly held in accordance with the
                               bylaws, provided that notice of the
                               meeting includes notice of the proposed
                               amendment.

AMENDMENT TO CERTIFICATE OF    Changes to the articles of incorporation   Similar.  Holders of shares of common
INCORPORATION                  of Data Systems are governed by the        stock and Series A preferred stock vote
                               applicable provisions of the Michigan      together as a class.
                               Business Corporation Act, and must be
                               approved by holders of a majority of the
                               shares of common stock.

SHAREHOLDER                    Shareholders may take action by vote at    Similar.
ACTION                         a meeting or by written consent of the
                               holders of outstanding shares having not
                               less than the minimum number of votes that
                               would be necessary to authorize or take
                               such action at a meeting at which all of
                               the shares entitled to vote thereon were
                               present and voted.

                               Data Systems                               TekInsight
                               ------------                               ----------
SPECIAL SHAREHOLDER            Special meetings of shareholders may be    Similar, except that special meetings may
MEETINGS                       called by the board of directors, by the   not be called by stockholders of
                               Chairman of the Board (if such office is   TekInsight.
                               filled) or by the President, and shall
                               be called by the President or Secretary
                               at the written request of shareholders
                               holding a majority of the shares of
                               stock of Data Systems outstanding and
                               entitled to vote.  The request shall
                               state the purpose for which the meeting
                               is to be called.

LIQUIDATION                    If Data Systems is liquidated, a           If TekInsight is liquidated, a
                               distribution of its remaining assets       distribution will be made to the holders
                               will be made to the holders of its         of the Series A preferred stock.  The
                               common stock.                              distribution shall be, with respect to
                                                                          each share of Series A preferred stock, equal
                                                                          to the average of the closing sales price per
                                                                          share of common stock as reported on the
                                                                          Nasdaq SmallCap Market for the 10 consecutive
                                                                          trading days ending on the trading day
                                                                          immediately preceding the closing date of the
                                                                          merger. The remaining assets shall be paid to
                                                                          the holders of common stock.

DIVIDENDS                      May pay dividends to shareholders          Cash dividends may be paid to the holders
                               subject to the relevant provisions of      of common stock so long as each holder of
                               the Michigan Business Corporation Act.     shares of Series A preferred stock
                                                                          receives the same dividend. The dividend must
                                                                          be paid in accordance with the relevant
                                                                          provisions of the Delaware General Corporation
                                                                          Law.

CONVERSION                     Not applicable.                            Series A preferred stock issued to holders
OF TEKINSIGHT'S SERIES A                                                  of Data Systems common stock is
PREFERRED                                                                 convertible into shares of TekInsight
                                                                          common stock at any time after the first
                                                                          anniversary of the closing of the merger. The
                                                                          Series A preferred stock shall be
                                                                          automatically converted into TekInsight common
                                                                          stock, together with all accrued and unpaid
                                                                          dividends, on the fifth anniversary of the
                                                                          closing date of the merger.


Control Share Acquisitions under the Michigan Business Corporation Act

         Under Chapter 7B of the Michigan Business Corporation Act, a company that acquires a substantial portion of the shares of a target company may only gain voting control of such shares if both holders of an absolute majority of shares of the target company and holders of a majority of non-interested shares of the target company vote to grant voting control. Interested shares are those held by officers or employee-directors of the target company, or shares of the target company held by stockholders of a potential acquiring corporation. Therefore, the statute ensures that the acquisition of voting control of the target company shall not take effect without the affirmative vote of holders of a majority of the disinterested shareholders of Data Systems. The bylaws of Data Systems provide that Chapter 7B does not apply to it.

Delaware Anti-Takeover Law

         The combined company will be subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, TekInsight would generally be prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder becomes an interested stockholder unless:

    o prior to this time, the board of directors of TekInsight approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    o upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    o at or subsequent to such time, the business combination is approved by the board of directors and approved by the affirmative vote of at least 66-2/3% of shares not owned by the interested stockholder.

         In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

         Under Section 203, a "business combination" includes:

    o any merger or consolidation involving the corporation and the interested stockholder;

    o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholders;

    o any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholders, subject to limited exceptions;

    o any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

             MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


         The following is the joint opinion of Nixon Peabody LLP, special tax counsel to TekInsight, and Bodman, Longley & Dahling LLP, special tax counsel to Data Systems, as to the material federal income tax consequences of the merger.

         The joint opinion is based upon the Internal Revenue Code, existing and proposed treasury regulations, published rulings and court decisions in effect on the date of this proxy statement/prospectus, all of which are subject to retroactive change. Our opinion is not binding on the Internal Revenue Service or the courts. No ruling will be requested from the Internal Revenue Service on any of the issues described in our opinion. We cannot assure you that the Internal Revenue Service will not take a position that is contrary to ours. Our opinion assumes that the information contained in this proxy statement/prospectus is complete, that the factual representations made to us by the management of each of TekInsight and Data Systems are accurate, and that the merger will be completed as described in the merger agreement. Our opinion also assumes that the Series A preferred stock of TekInsight is not considered nonqualified preferred stock ("NQPS") under Internal Revenue Code Section 351(g). Special tax counsel does not believe the new NQPS rules should apply to the Series A preferred stock of TekInsight. However, because of the lack of guidance from the Internal Revenue Service on this issue, there can be no assurance that such rules do not apply to the Series A preferred stock of TekInsight. If the Series A preferred stock of TekInsight is treated as NQPS, it will be treated as property other than stock for purposes of taxing its recipients in the merger, and the nonrecognition provisions of the Internal Revenue Code will not apply. The NQPS provisions were added to the Internal Revenue Code in August of 1997, and no Internal Revenue Service guidance, in the form of regulations or otherwise, has been promulgated to clarify definitional issues and the scope of applicability of the new NQPS rules.

         If the Internal Revenue Service were to successfully challenge the status of the merger as part of a tax-free reorganization, holders of Data Systems common stock would be treated as if they sold their Data Systems common stock in a taxable transaction. In such event, each holder would recognize gain or loss equal to the difference between the holder's tax basis in the shares of Data Systems common stock surrendered in the merger and the fair market value, at the effective time of the merger, of the Series A preferred stock of TekInsight received in exchange therefor (plus any cash received in lieu of a fractional share of the Series A preferred stock of TekInsight.)

         Our opinion applies only to shareholders of Data Systems that hold their Data Systems common stock as a capital asset. Our opinion does not address tax consequences that may be relevant to particular taxpayers in light of their individual circumstances. Our opinion does not address tax consequences to taxpayers that are subject to special treatment under the federal income tax laws (such as persons who hold restricted stock or stock options or who otherwise received compensation for services in the form of stock, options or other interests in Data Systems common stock, financial institutions, dealers in securities, tax-exempt organizations, insurance companies, persons holding Data Systems common stock as part of a hedge, straddle or conversion transaction, persons subject to the alternative minimum tax, and non-U.S. taxpayers.) Our opinion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction.

         If you are a shareholder of Data Systems prior to the merger, and the merger is completed as described in the merger agreement, subject to the assumptions described above, it is our opinion that:

    o Except to the extent that you receive cash for fractional shares, if you exchange your Data Systems common stock for shares of Series A preferred stock of TekInsight in the merger, you will not recognize any gain or loss on the exchange.

    o Your adjusted tax basis for the Series A preferred stock of TekInsight received by you in the merger will be the same as your adjusted tax basis of your Data Systems common stock prior to the exchange.

    o Your holding period for the Series A preferred stock of TekInsight received in the merger will include the holding period of your Data Systems common stock surrendered in the merger.

    o To the extent that you receive cash for shares of Data Systems common stock, you will recognize gain or loss equal to the difference between the amount of cash received and your tax basis in such Data Systems common stock surrendered in the exchange. Any gain or loss will generally be capital gain or loss.

         The foregoing discussion is for general information only. You are strongly urged to consult with your own tax advisor to determine the specific impact that the exchange would have on your own tax situation, including tax consequences under state, local foreign or other tax laws.

                               DISSENTERS' RIGHTS

         If you are a shareholder of Data Systems, you have the right to dissent from the merger and obtain payment of fair value of your Data Systems shares if you follow the procedures required by Section 761 through Section 774 of the Michigan Business Corporation Act, the material provisions of which are summarized below. The full text of these statutes is set out in Appendix A to this proxy statement/prospectus.

         Under the Michigan Business Corporation Act, you may dissent and Data Systems will pay you the fair value of your shares of Data Systems common stock if (a) you file with Data Systems before the vote is taken written notice of your intent to demand payment for your shares if the merger is approved and (b) you do not vote in favor of the merger. Written demands should be addressed to Data Systems Network Corporation, 34705 W. 12 Mile Road, Suite 300, Farmington Hills, Michigan 48331, Attention: Corporate Secretary. For purposes of Section 761 through Section 774, the "fair value" of shares of a dissenting shareholder is the value of Data Systems shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in anticipation of the merger unless the exclusion would be inequitable. Fair value may be determined to be more than or the same as the merger consideration offered in the merger, but it may also be determined to be less than the merger consideration.

         Because a proxy which does not contain voting instructions will, unless revoked, be voted for adoption of the merger agreement, a holder of Data Systems shares who votes by proxy and who wishes to exercise his or her dissenters' rights must (i) vote against, or (ii) abstain from voting on the merger.

         If the merger is approved at the Data Systems special meeting of shareholders, Data Systems will deliver a written dissenters' notice to those shareholders of Data Systems who complied with the requirements to provide notice of intent to demand payment for shares. This dissenters' notice will be sent no later than 10 days after the effective time of the merger. The dissenters' notice will (a) state where payment demand must be sent and when certificates must be deposited, (b) supply a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the merger and requires that the shareholder certify whether he or she acquired beneficial ownership of the shares before such date and (c) set a date by which the payment demand must be received, which date may be not less that 30 nor more than 60 days after the date the dissenters' notice was delivered to shareholders.

         A shareholder who sends a dissenters' notice must demand payment, certify whether he or she acquired beneficial ownership of Data Systems common stock before the date required to be set forth in the dissenters' notice and deposit his or her certificates in accordance with the terms of the notice. Shareholders of Data Systems who do not demand payment or deposit certificates within the time set forth in the dissenters' notice lose all rights to payment for their Data Systems common stock under the provisions of Section 761 through
Section 774 of the Michigan Business Corporation Act.

         Except for shares acquired after the date of the first announcement to news media or shareholders of the terms of a proposed merger, which are discussed below, within seven days after the effective time of the merger or receipt of a payment demand is received, whichever is later, Data Systems will pay each dissenter the amount Data Systems estimates to be the fair value of the shares plus accrued interest. The payment will be accompanied by (a) Data Systems' balance sheet as of the most recent fiscal year end, an income statement for such fiscal year and a statement of changes in shareholders' equity for that year plus the latest available interim financial statements; (b) Data Systems' estimate of the fair value of Data Systems common stock; (c) an explanation of how interest was calculated; and (d) a statement of the dissenter's right to make a supplemental demand for payment if the shareholder believes that the amount paid is less than the fair value of his or her shares or that the interest due is incorrectly calculated. After-acquired shares may receive different and somewhat less favorable treatment than those shares acquired before such announcements. At its election, Data Systems may withhold payment from a dissenter who holds "after-acquired" shares, until such time as payment to other shareholders is required. Should Data Systems elect to withhold payment after the effective time, Data Systems will estimate the fair value of the dissenter's shares plus interest and offer to pay this amount to each dissenter who agrees to accept it in full satisfaction. Along with its offer, Data Systems will send a statement of its estimate of the fair value of the shares, an explanation of how interest was calculated and a statement of the dissenter's right to make a supplemental demand for payment if the shareholder believes that the amount offered is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

         If you believe the payment received, or the amount offered, in the case of after-acquired shares, is less than the fair value of your shares or that the interest due is incorrectly calculated, you must notify Data Systems in writing of your own estimate of the fair value of the shares and interest due and make a supplemental demand for payment of the amount you believe to be owing. This right is waived unless you make your demand within 30 days after Data Systems made or offered payment for your shares.

         If a supplemental demand remains unsettled, Data Systems shall commence a proceeding within 60 days after receiving the demand and petition the circuit court of the county in which Data Systems' principal place of business was located to determine the fair value and accrued interest. Should Data Systems fail to do so, it must pay each dissenter whose demand remains unsettled the amount demanded. If fair value is determined to be more than the merger consideration, each dissenter that is a party to the proceeding is entitled to judgment for the amount of the excess with respect to his or her shares plus interest or, in the case of after-acquired shares for which payment was not made, the total amount of the fair value plus interest.

         A proxy or vote against the merger will not, by itself, be regarded as a written objection for purposes of asserting dissenters' rights. This summary is qualified in its entirety by the text of Sections 761 through 774 of the Michigan Business Corporation Act, which is attached to this proxy statement/prospectus as Appendix A. Shareholders intending to exercise dissenters' rights are urged to seek the advice of counsel. Failure to comply with all requirements of Sections 761 through 774 of the Michigan Business Corporation Act will result in the loss of dissenters' rights.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                    OF TEKINSIGHT.COM, INC. AND SUBSIDIARIES


         The accompanying unaudited pro forma condensed financial statements have been prepared to show the effects of the acquisition of Data Systems by TekInsight pursuant to the terms and conditions of the agreement and plan of merger dated as of February 18, 2000, as amended April 4, 2000 and June 28, 2000, with an assumption that the average market value as quoted on the Nasdaq SmallCap Market for the 10 days immediately prior to the closing date of the merger is below $5.00 per share resulting in an aggregate merger consideration of $12.5 million.


         There are three alternative scenarios for the merger consideration: (i) $12.5 million if the average market value of TekInsight common stock is less than $5.00, (ii) $16 million if the average market value of TekInsight common stock is $5.00 or more but less than $7.00, or (iii) $18 million if the average market value of TekInsight common stock is $7.00 or more per share. The merger consideration will be adjusted accordingly through the issuance of Series A preferred stock in exchange for all of the common stock of Data Systems. The acquisition is accounted for as a purchase.


         The following unaudited pro forma consolidated balance sheet presents the pro forma financial position of TekInsight at March 31, 2000 as if the acquisition of Data Systems had occurred on such date. Included is an adjustment to record the elimination of Data Systems' previous shares and the issuance of TekInsight's shares of Series A preferred stock to former shareholders of Data Systems.

         The unaudited pro forma consolidated statements of operations for the nine months ending March 31, 2000 and the year ended June 30, 1999 reflect the combined results of TekInsight and Data Systems as if the acquisition had occurred on July 1, 1999 and July 1, 1998, respectively.


         The unaudited pro forma consolidated statements of operations do not necessarily represent actual results that would have been achieved had the companies been together as of July 1, 1998, nor may they be indicative of future operations. These unaudited pro forma consolidated financial statements should be read in conjunction with TekInsight's and Data Systems' historical financial statements and notes thereto.

                      TekInsight.Com, Inc. and Subsidiaries

                 Unaudited Pro Forma Consolidated Balance Sheet
                              as of March 31, 2000

                                     Assets

                                                  TekInsight   Data Systems    Total           Pro Forma Adjustments
                                                  ----------   ------------    -----           ---------------------
                                                                                                Debit          Credit     Pro Forma
                                                                                                -----          ------     ---------
CURRENT ASSETS:
Cash                                              $5,497,845    $1,339,963   $6,837,808      $          (1)  $  250,000  $ 6,587,808
Interest  receivable                                 106,050             -      106,050                                      106,050
Accounts receivable, net allowance for doubtful      489,640     8,908,997    9,398,617                                    9,398,617
       Accounts of $111,500 and $240,000
       respectively
Inventories                                                -       532,035      532,035                                      532,035
Prepaid expenses                                     150,000             -      150,000                                      150,000
Note receivable - other                              764,700        50,000      814,700                                      814,700
Other current assets                                             1,207,588
                                                  ----------    ----------   ----------                                   ----------
       TOTAL CURRENT ASSETS                        7,008,235    12,038,563   19,046,798                                   18,796,798

LONG--TERM NOTES RECEIVABLE                        1,497,017             -    1,497,017                                    1,497,017

INVESTMENTS - Marketable Securities                4,435,763             -    4,435,763                                    4,435,763

PROPERTY AND EQUIPMENT, net of accumulated           106,293     1,345,444    1,451,737                                    1,451,737
       Depreciation of $70,896 and $2,679,717
       respectively

INTANGIBLE ASSETS, net of accumulated                      -     2,789,695    2,789,695(1)    11,018,453                  13,808,148
       amortization of $0 and $600,313
       respectively

CAPITALIZED SOFTWARE COSTS, net                    1,256,129             -    1,256,129                                    1,256,129

DEPOSITS AND OTHER ASSETS                             43,058       303,985      347,043                                      347,043
                                                  ----------    ----------   ----------      -----------    -----------  -----------

                                                 $14,346,495   $16,477,687  $30,824,182      $11,018,453    $   250,000  $41,592,635
                                                 ===========   ===========  ===========      ===========    ===========  ===========

                      Liabilities And Shareholders' Equity

CURRENT LIABILITIES:
       Accounts payable                           $  196,956    $7,403,715  $ 7,600,671     $              $              7,600,671
       Bank line of credit                                 -     4,147,957    4,147,957                                   4,147,957
       Accrued expenses                              158,969     1,484,205    1,643,174                                   1,643,174
       Income tax payable                            326,480             -      326,480                                     326,480
       Deferred interest                              14,700             -            -                                      14,700
       State audit reserves                        1,705,219             -    1,705,219                                   1,705,219
       Deferred revenue                                    -     1,710,263    1,710,263                                   1,710,263
       Accrued termination costs, short-term         230,904             -      230,904                                     230,904
                                                  ----------    ----------   ----------                                 -----------
             TOTAL CURRENT LIABILITIES             2,633,228    14,746,140   17,379,368                                  17,379,368
                                                  ----------    ----------   ----------                                 -----------

LONG-TERM NOTES PAYABLE, net of current portion       17,675             -       17,675                                      17,675
                                                  ----------    ----------   ----------                                 -----------

STOCKHOLDERS' EQUITY
       Preferred stock, $.0001 par value,                  -             -            -                (1)  12,500,000   12,500,000
       10,000,000 shares authorized 2,500,000
       (pro forma) (1)
       Common stock, $.0001 par value                  1,592        55,092       56,684(1)       55,092              -        1,592
       100,000,000 shares authorized,
       15,913,529 shares issued and outstanding
       as of March 31, 2000
       Additional paid-in capital                 19,387,300    18,575,219   37,962,519(1)   18,575,219              -   19,387,300

       Unrealized gain on securities                 885,763             -      885,763                                     885,763
       Accumulated (deficit)                      (8,579,063)  (16,898,764) (25,477,827)               (1)  16,898,764   (8,579,063)
                                                  ----------   -----------   ----------     -----------    -----------  -----------
       TOTAL STOCKHOLDERS' EQUITY                 11,695,592     1,731,547   14,409,505      18,630,311     29,398,764   24,195,592
                                                  ----------    ----------   ----------     -----------    -----------  -----------

       TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY                                    $14,346,495   $16,477,687  $31,736,331     $18,630,311    $29,398,764  $41,592,635
                                                 ===========   ===========  ===========     ===========    ===========  ===========


                   See notes to pro forma financial statements

                      TekInsight.Com, Inc. and Subsidiaries


                        Unaudited Pro Forma Consolidated
     Statement Of Operations for the Nine Month Period Ended March 31, 2000

                                              TekInsight     Data Systems       Total         Pro Forma Adjustments
                                              ----------     ------------       -----         ---------------------
                                                                                               Debit        Credit      Pro Forma
                                                                                               -----        ------      ---------
REVENUES                                     $   1,528,814  $  38,516,745   $  40,045,559     $            $           $40,045,559

COST OF GOODS SOLD                                 893,938     32,530,500      33,424,438                               33,424,438
                                             -------------  -------------   -------------                              -----------
GROSS PROFIT                                       634,876      5,986,245       6,621,121                                6,621,121
                                             -------------  -------------   -------------                              -----------

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    Selling, general and administrative          1,661,858      6,825,024       8,486,882                                8,486,882
    Depreciation and amortization                   21,642        671,589         693,231(1)      551,000                1,244,231
                                             -------------  -------------   -------------     -----------              -----------

TOTAL OPERATING EXPENSES                         1,683,500      7,496,613       9,180,113                                9,731,113
                                             -------------  -------------   -------------                              -----------

OPERATING LOSS                                  (1,048,624)    (1,510,368)     (2,558,992)                              (3,109,992)

GAIN ON SALE OF MARKETABLE SECURITIES               93,439             --          93,439                                   93,439
OTHER INCOME (EXPENSE)
    Interest income (expense)                      379,080       (392,879)        (13,799)                                 (13,799)
    Other income (expense)                              --        669,274         669,274                                  669,274
                                             -------------  -------------   -------------                              -----------

LOSS FROM CONTINUING OPERATION                    (576,105)    (1,233,973)     (1,810,078)                              (2,361,078)
                                             -------------  -------------   -------------                              -----------

DISCONTINUED OPERATIONS
      Gain from discontinued operations            131,867              -         131,867                                  131,867
                                             -------------  -------------   -------------                              -----------

TOTAL INCOME FROM DISCONTINUED OPERATIONS
                                                   131,867              -         131,867                                  131,867
                                             -------------  -------------   -------------                              -----------

NET LOSS                                     $    (444,237)  $ (1,233,973)   $ (1,678,210)     $   551,000              $(2,229,210)
                                             =============   ============    ============      ===========              ===========
NET INCOME (LOSS) PER SHARE:
     Continued                               $       (0.04)  $      (0.22)   $         --                               $        --
                                             =============   ============    ============      ===========              ===========
     Discontinued                                     0.01             --              --                                        --
                                             -------------   ------------    ------------                               -----------

NET LOSS PER SHARE - Basic and Diluted       $       (0.03)  $      (0.22)   $         --      $        --  $      --   $     (0.12)
                                             =============   ============    =============     ===========  =========   ===========

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
   COMPUTATION                                  15,823,825      5,509,224              --        2,500,000         --    18,323,825
                                             =============   ============    ============      ===========  =========   ===========

NET LOSS                                          (444,237)    (1,223,973)     (1,678,210)                               (2,229,210)
                                                                                                                        ===========

OTHER COMPREHENSIVE LOSS, NET OF TAX -
   Unrealized loss on available-for-sale
   securities                                   (1,560,746)            --      (1,560,746)              --         --    (1,560,746)
                                             -------------   ------------    ------------      -----------  ---------   -----------

COMPREHENSIVE LOSS                           $  (2,004,983)  $ (1,233,973)   $ (3,238,956)     $   551,000         --   $(3,789,956)
                                             =============   ============    ============      ===========  =========   ===========

                   See notes to pro forma financial statements

                      TekInsight.Com, Inc. and Subsidiaries

                        Unaudited Pro Forma Consolidated
            Statement of Operations for the Year Ended June 30, 1999

                                              TekInsight  Data Systems      Total           Pro Forma Adjustments
                                              ----------  ------------      -----           ---------------------
                                                                                               Debit         Credit       Pro Forma
                                                                                               -----         ------       ---------
REVENUES                                    $ 1,514,849   $ 67,741,420   $ 69,256,269     $               $             $69,256,269
                                            -----------   ------------   ------------                                   -----------
Cost of goods sold                              700,254     55,577,676     56,277,930                                    56,277,930
                                            -----------   ------------   ------------                                   -----------
GROSS PROFIT                                    814,595     12,163,744     12,978,339                                    12,978,339
                                            -----------   ------------   ------------                                   -----------
SELLING, GENERAL AND ADMINISTRATIVE
   EXPENSES
    Selling, general and administrative       3,387,874     11,326,005     14,713,879                                    14,713,879
    Research and development                    161,709             --        161,709                                       161,709
    Depreciation and amortization                23,279      1,146,572      1,169,851(1)       735,000                    1,904,851
                                            -----------   ------------   ------------                                   -----------
        Total operating expenses              3,572,862     12,472,577     16,045,439                                    16,780,439
                                            -----------   ------------   ------------                                   -----------
OPERATING LOSS                               (2,758,267)      (308,833)    (3,067,100)                                   (3,802,100)
                                            -----------   ------------   ------------                                   -----------

GAIN ON SALE OF MARKETABLE SECURITIES         1,689,664           --        1,689,664                                     1,689,664
                                            -----------   ------------   ------------                                   -----------
OTHER INCOME (EXPENSE)
    Shareholder settlement                           --       (630,500)      (630,500)                                     (630,500)
    Loss on sale of equipment                        --       (385,419)      (385,419)                                     (385,419)
    Interest income (expense)                   590,092       (547,445)        42,647                                        42,647
    Other income (expense)                           --        (54,630)       (54,630)                                      (54,630)
                                            -----------   ------------   ------------                                   -----------
                                                590,092     (1,617,994)    (1,027,902)                                   (1,027,902)
                                            -----------   ------------   ------------                                   -----------

INCOME (LOSS) FROM CONTINUING OPERATIONS       (478,511)    (1,926,827)    (2,405,338)                                   (3,140,338)
                                            -----------   ------------   ------------                                   -----------
DISCONTINUED OPERATIONS
    Loss from discontinued operations                --             --             --                                            --
    Gain from disposal, including
    operating losses, through disposal
    date, of $1,489,272 (less
    applicable income taxes of $1,104,000)    1,491,923       (899,562)       592,361                                       592,361
                                            -----------   ------------   ------------                                   -----------
TOTAL INCOME (LOSS) FROM DISCONTINUED
   OPERATIONS                                 1,491,923       (899,562)       592,361                                       592,361
                                            -----------   ------------   ------------                                   -----------
NET INCOME (LOSS)                             1,013,412     (2,826,389)    (1,812,978)                                   (2,547,977)

PREFERRED STOCK DIVIDENDS                       (27,288)          --          (27,288)              --             --       (27,288)
                                            -----------   ------------   ------------     ------------    -----------   -----------
NET INCOME (LOSS) APPLICABLE TO COMMON
   SHARE HOLDERS                            $   986,124   $ (2,826,389)  $ (1,840,266)    $    735,000    $        --   $(2,575,265)
                                            ===========   ============   ============     ============    ===========   ===========
NET INCOME (LOSS) PER SHARE
    Continuing                              $     (0.03)  $      (0.39)            --     $         --    $        --   $     (0.18)
    Discontinued                                   0.10          (0.18)            --               --             --          0.03
                                            -----------   ------------   ------------     ------------    -----------   -----------
NET INCOME (LOSS) PER SHARE - basic and
   diluted                                  $      0.07   $      (0.57)  $         --     $         --    $        --    $    (0.15)
                                            ===========   ============   ============     ============    ===========   ===========
WEIGHTED AVERAGE NUMBER OF SHARES USED IN
   COMPUTATION                               14,728,969      4,895,156             --        2,500,000             --    17,228,969
                                            ===========   ============   ============     ============    ===========   ===========
NET INCOME (LOSS)                             1,013,412     (2,826,389)    (1,812,977)         735,000                   (2,547,977)

OTHER COMPREHENSIVE INCOME, NET OF TAX
    Unrealized gain on available-for-sale
   securities                                 2,446,509           --        2,446,509               --             --     2,446,509
                                            -----------   ------------   ------------     ------------    -----------   -----------
COMPREHENSIVE INCOME                        $ 3,459,921   $ (2,826,389)  $    633,532     $    735,000    $        --   $  (101,468)
                                            ===========   ============   ============     ============    ===========   ===========

                   See notes to pro forma financial statements

TekInsight.Com, Inc. and Subsidiaries/Data Systems Network Corporation

             Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements


        A. The following unaudited pro forma adjustments are included in the accompanying unaudited pro forma consolidated balance sheet at March 31, 2000:

             (1) To record the acquisition of all of the issued stock of Data
                Systems with an assumption that the average market value of TekInsight common stock as quoted on the Nasdaq SmallCap Market for the 10 days immediately prior to the closing date of the merger is at or below $5.00 per share resulting in a purchase price of $12.5 million. However, there are two alternative scenarios for the merger consideration: (i) $16 million if the average market value of TekInsight common stock is more than $5.00 but less than $7.00, or (ii) $18 million if the average market value of TekInsight common stock is more than $7.00 per share. The merger consideration will be adjusted accordingly through the issuance of Series A preferred stock in exchange for all of the common stock of Data Systems. Based upon the merger agreement exchange ratio taken in conjunction with the Series A preferred conversion ratio, the effective conversion ratio of the Series A preferred stock is one to one. The acquisition is accounted for as a purchase. Costs of the acquisition have been estimated at $250,000.

        B. The following pro forma adjustments are included in the accompanying unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2000 and for the year ended June 30, 1999:

             (1) To record the amount of amortized goodwill recognized in the nine-month period and one-year period, respectively. If the average market value of TekInsight common stock is $5.00 or more, the amount of amortization of goodwill will increase by $175,000 for the nine-month period and $233,000 for the one-year period respectively. If the average market value of TekInsight common stock is $7.00 or more, the amount of amortization of goodwill will increase by an additional $100,000 for the nine-month period and an additional $133,000 for the one-year period, respectively. The goodwill is amortized over a fifteen-year period.


        C. The weighted average number of shares used in the pro forma computation of net loss per share assumes the conversion of all of the Series A preferred shares issued to the shareholders of Data Systems into common stock of TekInsight.

                          INFORMATION ABOUT TEKINSIGHT

Business

         TekInsight was initially incorporated in Delaware on May 27, 1989 as Universal Self Care, Inc. and changed its name to Tadeo Holdings, Inc. on February 2, 1998. Tadeo changed its name to TekInsight in November 1999. Prior to TekInsight's acquisition of AstraTek and the creation of TekInsight Services (formerly known as Tadeo-E Commerce Corp.), TekInsight supplied and distributed both prescription and non-prescription medications and durable medical equipment and supplies principally to persons suffering from diabetes. These businesses were sold in January 1998.

         Since January 1998, TekInsight has operated as a holding company which, through its two principal operating subsidiaries, AstraTek and TekInsight Services, (i) develops computer software products and provides computer network related services for the management of distributed client/server networks operating on systems such as Microsoft Windows NT, through AstraTek, and (ii) provides consulting, technical and other services to eCommerce clients on the Internet, including consulting and development services for the maintenance, design and enhancement of eCommerce sites through TekInsight Services. Products and services provided by AstraTek include software solutions for systems management, security management and network-wide problem management and resolution.

Recent Developments


         On May 17, 2000 TekInsight acquired Big Technologies, Inc., an Internet firm specializing in the development of government sites with advanced transactional applications. Since 1995 Big Technologies has enhanced communication between governments and constituents, saving both parties time and money, by creating transactional Web applications for municipal agencies. The firm's most notable municipal sites are the City of Boston
(www.cityofboston.com) and Suffolk County Registry of Deeds
(www.suffolkdeeds.com.)

         As merger consideration, Big Technologies shareholders received $1.05 million of TekInsight common stock, $150,000 in cash and 3.5% of Big Technologies common stock. Shareholders can also receive an additional $650,000 if Big Technologies attains specified revenue targets during the first year after the merger. As part of the merger, through November 30, 2000 TekInsight has the right to repurchase up to $100,000 of the shares issued in the merger at the average market price as quoted on the Nasdaq SmallCap Market for the five consecutive trading days ending on the trading day that immediately precedes the Closing Date of the merger. If TekInsight does not exercise this right of repurchase, Big Technologies shareholders have the right to require TekInsight to repurchase up to $100,000 of the shares issued in the merger through December 2000, at the average market price as quoted on The Nasdaq SmallCap Market for the five consecutive trading days ending on the trading day that immediately precedes the Closing Date of the merger. In connection with the merger, Mr. Tager, formerly the president and chief executive officer of Big Technologies, signed a three-year employment agreement to continue as president and chief executive officer of the new company.

         On May 18, 2000, TekInsight announced the formation of TekInsight e-Government Services, (egov.tekinsight.com), a joint marketing effort with Data Systems intended to serve large and small municipalities and state and government agencies. TekInsight believes that its streaming XML technology will allow the government clients to provide services online on a more cost-effective basis. Services provided by TekInsight e-Government Services include application development, integration and support, as well as the installation of operating systems that allow continuous status and performance monitoring. On June 30, 2000 Big Technologies changed its name to TekInsight e-Government Services, Inc.

         BugSolver.Com, Inc., a subsidiary of TekInsight, provides technology and services for the resolution of computer hardware and software systems failures. On April 14, 2000, BugSolver announced the public availability of its first service, BugSolver Developer. BugSolver Developer is capable of generating an in-depth profile of an operating failure experienced by the user's personal computer. Using the BugSolver Developer service, the profile is sent automatically via the Internet to the BugSolver Web site where a professional reviews the profile, bypassing the need to communicate with the user and cutting down greatly on the time needed to diagnose and correct a computer failure or problem.

         BugSolver has signed its first commercial agreement for deployment of its products in an agreement with LaborSoft, a company which provides labor relations organizations the systems, networks and other tools that they need to manage their workforce and labor related issues more effectively. In this agreement, BugSolver will supply both help desk support and continuing software development as part of LaborSoft's web-based service that is sold along with additional hardware, which agreement requires LaborSoft to allocate a minimum of 15% and a maximum of 20% of its gross revenues (estimated at $300 per month per customer) to be earned from LaborSoft's provision of this service. We estimate that a revenue stream will develop from this LaborSoft agreement by September 2000.


         The Help Desk Institute, a computer services industry research group, estimates that up to 80% of technical support cost stems from the time it takes to uncover and re-create the series of events leading to a computer failure. BugSolver Developer reduces this time significantly and generates information regarding the condition of the computer at the time of failure, allowing for more efficient problem-solving.

Industry Overview -- AstraTek

         The use of distributed, client/server networks has grown tremendously in the last ten years, with the increase in PC-based Local Area Networks being one of the fastest-growing aspects of the client/server market. These LANs, largely dependent on servers running network operating systems provided by companies such as Microsoft, are enabling a new generation of client/server applications, such as e-mail and group collaboration software such as Microsoft Exchange and Lotus Notes. As a result, LANs which were originally intended to be used as relatively simple workgroup systems, have lost their "local" characteristic and have developed into mission-critical platforms for enterprise-scale applications. As LANs, and the network operating systems that support them, have been used to operate mission-critical applications and services, organizations have become increasingly dependent upon them. Additionally, TekInsight believes that the average number of users supported by these LANs has been increasing. As LANs have grown larger and technically more complex, the problems associated with maintaining their security and integrity have increased and become more difficult for information technology departments to manage. The management challenges associated with maintaining the security and integrity of LANs include:

Systems Administration

         Systems administrators within technology, or IT, departments need to resolve a wide range of issues and problems on a daily basis, including managing the configuration of network servers, administering users and groups and managing disk space on critical servers and workstations. Problems such as these may not be solved quickly, placing the availability of the network at risk and the use of mission-critical, client/server applications throughout an enterprise in jeopardy. Additionally, the implementation of new or upgraded network operating systems ("NOS") will result in increased strain on an organization's IT resources. Each NOS upgrade adds levels of complexity and TekInsight believes this will be particularly true of the next major upgrade of Windows NT.

         Computer security breaches are a pervasive and growing problem. Although many IT organizations have installed firewalls and implemented security management strategies focusing on preventing "hacking in" from outside the organization, these efforts do not address the most serious security-related losses which are the result of unauthorized access by insiders.

         IT departments are faced with conflicting pressures both to: (i) manage increasing complexity and guarantee better service for users who are demanding assurance of high productivity and availability and (ii) reduce the total cost of ownership for client/server computing. Adding to this challenge is a lack of qualified IT personnel. Pressure to reduce the total cost of ownership and the increasing difficulty and expense in locating qualified IT personnel has driven IT management to establish processes and develop or purchase tools to manage IT assets.

         AstraTek's mission is: (i) to provide customized professional services to clients by designing new or altering existing LAN configurations, or by developing customized systems management tools that manage the security and integrity of the clients' distributed client/server networks as they increase in size and complexity, and remediate discovered network problems, all of which leads to reduced total cost of ownership for their enterprise computing, as well as (ii) to develop, market (either on its own or through third-party distributors) and support "shrink wrapped" software products that accomplish the same network management goals.

TekInsight Services, Inc.

         The Internet is an increasingly significant global medium for communications. The increasing functionality, accessibility and overall usage of the Internet, and online service providers, such as America Online and The Microsoft Network, have made the Internet an attractive commercial medium. The portion of the Internet known as the Web, which has become almost synonymous with the Internet as a whole, has experienced the fastest growth and the most acceptance among ordinary users. Growth in Internet usage has been fueled by a number of factors, including:

      o the availability of a growing number of useful products and services via the Internet;

      o the large and growing installed base of personal computers in the workplace and home;

      o advances in the performance and speed of personal computers and modems;

      o   improvements in Internet network infrastructure;

      o   easier and cheaper access to the Internet; and

      o   increased awareness of the Internet among businesses and consumers.

         As Internet accessibility, usage and functionality continue to grow, the Internet is increasingly being used as a medium for direct communication among users, such as e-mail and bulletin boards, as well as a rapidly growing sales and marketing channel. A growing number of users has transacted business over the Web, such as trading securities, buying goods, purchasing airline tickets and paying bills.

         Given the size of the projected number of Internet transactions and the demographics of existing and projected Internet users, management believes that a large market exists for the provision of services by companies, like TekInsight Services, that have the capacity to design, maintain and operate a commercial presence on the Internet (through Web design, hosting and other arrangements) and to provide further technical and consulting services related to additional aspects of a client's electronic commerce operations on the Internet.

Current Operation--AstraTek

         Background

         AstraTek began operations in 1995, developing software and related products for Internet and intranet technology and providing consulting and professional services for several companies. It originally was formed as the Advanced Technology Consulting group at Bankers Trust and split off from Bankers Trust and began operating independently in April 1997. TekInsight acquired AstraTek in October 1998.

         Products

         Since 1997 AstraTek has had a software license agreement with Viasoft, Inc. whereby AstraTek granted Viasoft exclusive rights to use AstraTek products, principally the VisualAudit product. Since February 1998, Viasoft has promoted, marketed and distributed the VisualAudit products as part of its OnMark 2000 Workbench suite of products. OnMark 2000 Workbench for Excel, which includes VisualAudit for Excel, is a PC-based software program that discovers, analyzes and repairs Year 2000 problems in Microsoft Excel spreadsheet applications. This product has been successfully marketed to Fortune 1000 companies for their desktop PC-based software Year 2000 compliance needs. AstraTek's VisualAudit product for Access has also been released by Viasoft as the OnMark 2000 Workbench for Access product. According to the terms of the Viasoft software license agreement, Viasoft pays a royalty fee to AstraTek equal to 25% of the gross revenues generated by the sales of AstraTek's products which have been licensed to Viasoft. AstraTek is obligated under the terms of the Viasoft software license agreement to provide Viasoft with enhancements to the Viasoft licensed products and is obligated to devote man hours to the development of such enhancements. The Viasoft software license agreement sets an absolute limit for such support to a dollar value, at $100 per man hour, equal to 40% of royalties received by AstraTek. As of March 31, 2000, AstraTek had earned $1,022,978 under the Viasoft software license agreement.

         Under the Viasoft software license agreement, Viasoft has a right of first negotiation. If AstraTek desires either to sell ownership rights to its technology not already subject to the Viasoft software license agreement or to distribute such technology exclusively through another third-party distributor, AstraTek is obligated first to negotiate in good faith exclusively for a period of fifteen days with Viasoft for such sale or distribution. The right of first negotiation does not apply to products AstraTek distributes on a non-exclusive basis, except that AstraTek is obliged to make available to Viasoft equal terms. AstraTek is also obligated to grant what is termed Level 2 support to Viasoft customers who purchase Viasoft licensed products, subject to Viasoft's option to assign to AstraTek its maintenance contracts for Level 1 support of Viasoft licensed products under specified circumstances. Level 1 support is defined as initial questions and reports from customers. Level 2 support is more technical, engineering-type support provided after Viasoft has been unable to respond to a customer's immediate needs or questions. Problems requiring Level 2 support usually involve more in-depth review and may require a number of days to resolve. The software license agreement with Viasoft terminates on June 30, 2001 and is automatically renewable for successive one-year periods unless either party provides the other with written notice of cancellation at least 90 days prior to the applicable expiration date.

Professional Services

         AstraTek provides professional services to clients encompassing all aspects of distributed systems applications, including multi-tier client/servers, Internet-enabled applications, network security, systems management and performance enhancement. AstraTek has performed these services for several major software companies and financial institutions and has acted as a development partner for ISVs, including Microsoft, by assisting them in building their computer software products. AstraTek has performed the following services for the following companies:

      o helped IBM develop a global single sign-on product allowing a user to log into and open simultaneously heterogeneous computer systems;

      o developed the software registration tool for Microsoft's Windows 2000 and Windows 98 operating systems, allowing customers to use the Internet to register Windows and other Microsoft products;

      o developed a software testing system for Microsoft. The testing facility is an automated framework that controls testing across distributed systems. Its capabilities include multi-threaded test scheduling, unattended installation of software on test clients, and automatic re-creation of testing environments for regression testing;

      o developed a monitoring and analysis infrastructure for Microsoft to improve the quality of its software testing process. The system complements the previously developed testing facility by monitoring systems under test and collecting log files and other data made available by plug-in diagnostic probes. The collected data will be stored in a repository, to be processed by coverage and error analysis tools for generation of statistical data; and

      o developed and enhanced the encryption functionality of the WinFrame product for Citrix. The work leveraged industry standard encryption technologies from RSA Data Security. The enhanced encryption abilities allow WinFrame to be used in secure application markets.

         AstraTek entered into a consulting and professional services agreement with 4th Peripheral Technologies, Inc. pursuant to which AstraTek is engaged to provide executive advisory consulting services, as requested, and on a fee schedule to be negotiated at the time an assignment is made, intended to increase 4th Peripheral's value and strategic position in connection with its business as a developer of cyber extension technology to provide remote access to data from handheld devices. In an effort to strengthen AstraTek's strategic relationships with 4th Peripheral, TekInsight purchased in a private placement of securities 250,000 shares of 4th Peripheral common stock, par value $.0001 per share, for $250,000.

TekInsight Services

General

         TekInsight Services provides technical and consulting services to eCommerce companies (including Web site design, development, maintenance, enhancement and hosting or operation) and other Internet-based activities, as well as develops its own proprietary eCommerce businesses. As part of its operating activities, in order to further strategic alliances generally with companies for which it is providing consulting and technical services, TekInsight may make working capital loans to or equity investments in such partners.


Customer Relationships


         On May 28, 1999, as amended by agreements dated as of June 1, 1999, TekInsight Services entered into a Web design and consulting agreement with Azurel, Ltd. Under the terms of the Azurel Web agreement, based upon the fee schedule to be included in that agreement, TekInsight Services agreed to provide all necessary consulting and development services to design, maintain and enhance Azurel's electronic commerce Internet sites and other related electronic commerce marketing vehicles. TekInsight Services paid Azurel $500,000 for Azurel's provision of content and marketing consulting services in connection with assistance provided to TekInsight's Services' electronic commerce development activities for Azurel and other clients. At the same time, to enhance the strategic relationship between Azurel, TekInsight Services and TekInsight, TekInsight Services lent to Azurel an aggregate of $1,528,167 under the terms of a credit agreement, as amended, dated as of June 1, 1999 (with part of the aggregate principal reflecting the restructuring of a March 31, 1999 short-term $500,000 promissory note), with interest payable at the rate of 8% per annum, payable monthly, and with all principal and accrued interest due on May 28, 2001. Repayment of amounts outstanding under the credit agreement was secured by a pledge of approximately 66.66% of the outstanding shares of Azurel operating subsidiaries under the terms of a pledge security agreement, but which pledge has since been released following a sale of those subsidiaries by Azurel and the restructuring of the security arrangement with a pledge to TekInsight Services of part of the purchase price therefor (a $1,800,000 subordinated note, due in May 2002 as to principal and accrued interest, made jointly by the acquired subsidiaries in favor of Azurel). In consideration for its pledge release, the exercise price on warrants to acquire 500,000 shares of Azurel common stock held by TekInsight and TekInsight Services was lowered to $.60 per share (the then current market price of Azurel common stock) from $1.50 per share. The Azurel warrants were received from Azurel originally in further consideration for advances to Azurel under the credit agreement. The shares acquired upon exercise of such Azurel warrants are subject to registration rights provided under the terms of a registration rights agreement, as amended, dated as of June 1, 1999. Due to Azurel's current financial condition, TekInsight Services' work under the Azurel Web agreement has ceased.

         Under agreements dated as of June 30, 1999, TekInsight Services entered into both a Web design and consulting agreement and an online hosting agreement with StyleSite Marketing, Inc. (formerly Diplomat Direct Marketing Corporation), a public company engaged in the business of distributing women's and children's fashion apparel and related accessories through catalogue sales, including the Lew Magram and Brownstone studios catalogues, and over the Internet. Under the terms of the Web agreement, based upon the fee schedules provided in that agreement, TekInsight Services was to provide all necessary consulting and development services to design, maintain and enhance Style's electronic commerce Internet sites and other related electronic commerce marketing vehicles, as well as to host those sites on behalf of Style. TekInsight Services paid Style $500,000 for Style's provision of content and marketing consulting services in connection with assistance provided to TekInsight Services' electronic commerce development activities for Style and other clients. In addition to payments by Style for the services provided under the Style Web agreements, in further consideration for its services to Style under the Style Web agreements, TekInsight Services will receive royalties from Style based upon Style's ongoing electronic commerce businesses. Style filed for protection under Chapter 11 of the federal bankruptcy code, and all work under the Web design consulting agreement and the hosting agreement, has ceased.


         On November 5, 1999, the Company signed a web site design and development agreement with Med-Emerg International the largest physician management company in Canada. Med-Emerg through its subsidiary HealthyConnect.com, Inc., (www.healthyconnect.com), an Internet information technology company, uses enabling technology to link patients, physicians and service providers. Pursuant to the agreement, TekInsight will receive, measured as of the date of the agreement, a total of $775,000, payable in three equal monthly payments of $50,000 and three equal monthly payments of $75,000 along with 320,000 shares of Med-Emerg common stock having a fair market value of $1.25 per share on the date of the agreement ($400,000). The Med-Emerg common stock became deliverable on June 5, 2000. In return, TekInsight will jointly develop with Med-Emerg a health portal which will feature HealthyConnect.com's browser software products called Professional Health Monitor 1.0 TM and clinic@home 1.0 TM. These products are intended to offer such features as online EMR records, health library, personal health library, health magazines, 24-hour online health help desk, secure pharmacy, and physician locator.


         TekInsight Services has entered into an agreement with Business Talk Radio.Net, Inc. under which, for a payment of $250,000, TekInsight Services obtained an assignable credit for the purchase of advertising time on radio programs operated by Business Talk having a value of $1,200,000, and shares of Series C preferred stock convertible into 5% of the currently outstanding capital stock of Business Talk. As part of the transaction, TekInsight Services obtained an option to acquire an equivalent number of shares of Business Talk capital stock for an exercise price of $250,000 (which it exercised in February
2000), as well as the right to "stream" the content of Business Talk programming on its and its affiliates Web sites during the course of a three-year period without an additional payment to Business Talk. Business Talk creates and distributes the content of its business-oriented radio programming for broadcasting on third-party operated radio stations in a variety of markets throughout the United States.

Other Activities

         TekInsight makes strategic investments in other companies as opportunities arise. TekInsight views these investments as a way to promote strategic alliances with companies that either provide synergistic products and/or services, or present opportunities for sales by TekInsight of its own products and services.

Competition

         The market for TekInsight products and services is highly competitive. TekInsight anticipates that competition will continue to intensify as the use of computers and the use of the Internet grows. The tremendous potential of the Internet has attracted many companies from start-ups to well-established businesses.

         AstraTek's principal competition is from providers of security analysis and audit products, such as Axent Technologies, Inc. and Security Dynamics Technologies, Inc., and from companies which make desktop management products such as Microsoft and Intel Corporation. TekInsight expects competition for AstraTek's products to grow as new companies enter the market and current competitors expand their line of products and services. ISVs, such as Microsoft, can also enhance existing products to include the systems management and functionality aspects which TekInsight currently provides in its own proprietary products and in its services.


         The markets for AstraTek professional services and TekInsight Services', BugSolver's and TekInsight e-Government's electronic commerce services, are highly fragmented and are attracting many newer companies, as there are few barriers to entry to the professional services and Internet technology businesses. ISVs such as IBM and Microsoft are competitive in this area, as are numerous consulting firms.


         TekInsight expects that it will continue to create and offer innovative products and creative professional services and that TekInsight will continue to attract new clients in need of TekInsight's value-added electronic commerce services. However, there is no assurance that TekInsight's competitors will not introduce comparable products and services at similar or more attractive prices in the future or that some companies may not create products which they can integrate directly into their software and NOS. Increased competition could erode the market for TekInsight's products and services and have a material adverse affect on TekInsight's business, financial condition and results of operation.

Future Strategy

         TekInsight has not yet actively advertised its products and services, but has relied on its reputation and contacts in the financial and computer world for its sources of business. TekInsight has had significant repeat business from Microsoft and believes that such companies and other large institutions will be a source of revenues in the future. To date, TekInsight has preferred to rely on the services of companies like Viasoft and their significant connections, marketing contacts and expertise to promote and distribute TekInsight's products.

         TekInsight believes that its Web-based and other products and services will give it greater exposure to the marketplace and will help it more efficiently to develop products that meet the needs of and reach a greater corporate and home-user audience that is in need of its various diagnostic tools and other services.

         TekInsight has created separate subsidiaries through which it plans to develop additional specific products and services for future commercialization.



Patents and Trademarks


         All employees of TekInsight (and its subsidiaries) are required to sign confidentiality and non-disclosure agreements which seek to protect TekInsight's rights in its intellectual property. These agreements assign to TekInsight rights to intellectual property developed by TekInsight and its subsidiaries' employees. TekInsight is a party to a software license agreement with Viasoft through which it is has granted an exclusive license to use the name VisualAudit and AstraTek. TekInsight has pending trademarks for the following: TekInsight, AstraTek, BugSolver, TrendSeeker, Testwatch, and Applications Instrumentation Wizard.

Employees


         As of June 30, 2000, TekInsight, TekInsight Services and BugSolver had no employees, AstraTek had 13 full-time employees, four of whom are management employees and TekInsight e-Government had six full-time employees, one of whom is a management employee. TekInsight believes that its relationships with AstraTek and TekInsight e-Government's employees are good. AstraTek also employs six contract consultants.


Description of Properties

         TekInsight does not own any real property. The following table sets forth information as to the material properties leased by TekInsight.

                                              Expiration            Annual           Size/Square         Purchase
       Location and Use                          Date               Rental              Feet              Option
---------------------------------------       ----------            ------           -----------         --------
11585 Farmington Road(1) Livonia,            September 2002        $113,928             6,600              Yes
Michigan 48150 (former executive, sales
and administrative offices)

5 Hanover Square, 24th Floor New York,       November 2002         $126,169             6,729               No
New York 10004 (executive, sales and
administration offices)

--------------
       (1) On August 1, 1999 TekInsight subleased 3,400 square feet to a tenant that is paying $3,967 a month in base rent, plus an additional 42.5% of the common area expenses. The sublease ends October 31, 2002.

Legal Proceedings


         On July 10, 2000, TekInsight was named as a nominal defendant in a stockholder's derivative action brought on behalf of TekInsight by Paul Miletich, an alleged shareholder of TekInsight, against Brian D. Bookmeier, James Linesch, Damon D. Testaverde and Alexander Kalpaxis as directors of TekInsight . The case was filed in the Supreme Court of New York, New York County, Case No. 114972. In his suit, Mr. Miletich alleges that the directors of TekInsight breached their fiduciary duties of care and/or loyalty to TekInsight by permitting TekInsight to enter into transactions with Stylesite Marketing, Inc. and Azurel, Inc., resulting in a waste of corporate assets of TekInsight. TekInsight intends to defend the suit vigorously.


Submission of Matters to a Vote of Security Holders

         None.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

         The following table set forth, for the periods indicated, the relative percentages that specified income and expense items bear to net sales.


                                                        Nine months ended
                                                            March 31,                    Year ended June 30,
                                                     ------------------------     ----------------------------------
                                                          2000            1999        1999          1998        1997
                                                          ----            ----        ----          ----        ----
REVENUES                                                  100%            100%        100%          100%        100%

COST OF REVENUES                                            58              44          46            25          16
                                                          ----            ----        ----          ----        ----

    GROSS PROFIT                                            42              56          54            75          84
                                                          ----            ----        ----          ----        ----

OPERATING EXPENSES:
    Selling, general and administrative                    109             139         178           159         218
    Research and development costs                           -               8          11             7           1
    Depreciation and amortization                            1               1                         -           -
    Settlement of employee contract, (non cash)              -              25           -             -           -
    Provisions for state audit                               -               -          46            70           -
                                                          ----            ----        ----          ----        ----
                                                           110             173         235           236         219

INCOME (LOSS) FROM   OPERATIONS                            (69)           (117)       (181)         (161)       (135)

GAIN ON SALE OF MARKETABLE SECURITIES                        6               -         111             -           -

INTEREST INCOME, NET                                        25              39          39            45         0.6
                                                          ----            ----        ----          ----        ----
TOTAL INCOME (LOSS) FROM
         CONTINUING OPERATIONS                             (38)            (78)        (31)         (116)       (134)

DISCONTINUED OPERATIONS
         Loss from discontinued operations                   9               -           -          (212)       (399)
         Gain from disposal                                  -               -          98           515           -
                                                          ----            ----        ----          ----        ----

TOTAL INCOME (LOSS) FROM DISCONTINUED   OPERATIONS           9               0          98           303        (399)
                                                          ----            ----        ----          ----        ----

NET INCOME (LOSS)                                          (29)            (78)         67           187        (533)
                                                          ====            ====        ====          ====        ====


Nine Months Ended March 31, 2000 Compared to Nine Months Ended March 31, 1999

         Revenue for the nine month period ending March 31, 2000 was $1,528,814, an increase of $225,504, or 17% from the 1999 nine month period. Several factors contributed to this favorable variance: $585,714 in revenue associated with the Internet Web design and development activities for Med-Emerg and $89,000 in revenue associated with various web design projects for the 2000 nine month period which did not exist during the 1999 nine month period. Offsetting such revenue increases was the sales decrease of $394,689 for the Visual Audit product during the 2000 nine month period.

         Total cost of goods sold during the 2000 nine month period was $893,938, representing costs of approximately 58% of revenue for the period, while total cost of goods sold for the 1999 nine month period was $575,860, or approximately 44% of revenue. This 14% unfavorable variance as a percentage of revenue is in part the result of an increase of $154,604 in cost of goods sold associated with the increase in Internet Web design and development for Med-Emerg and work associated with various other web design projects for the 2000 nine month period which did not exist during the 1999 nine month period.

         Total operating expenses during the 2000 nine month period decreased to $1,683,500, or 110% or revenue, as compared to $2,248,581, or 173% of revenue, during the 1999 nine month period. A contributing factor relates to the improved process by which operations record and capture capitalized software costs as it relates to salary expenses during the 2000 nine month period, and a reduction in TekInsight's full-time equivalent head count.

         Other income and expenses include interest income of $379,080 during the 2000 nine month period compared to $508,006 during the 1999 nine month period. The 25% decrease is primarily related to the Gainor Note and the quarterly interest payments, which note was paid in full during the 1999 nine month period.

         Net loss for the 2000 nine month period of $444,237 is primarily attributable to the losses from operations, in the amount of $1,048,623.


Fiscal Year Ended June 30, 1999 Compared to Fiscal Year Ended June 30, 1998

         Revenues for the year ended June 30, 1999 were $1,514,849, an increase of $518,376, or 52%, from the year ended June 30, 1998. Several factors contributed to this increase. Revenue associated with the VisualAudit product that is distributed by Viasoft on behalf of TekInsight increased by $57,988 for the year ended June 30, 1999, or a 13% increase over the year ended June 30, 1998, and revenue associated with professional services provided to various clients increased by $570,900 for the year ended June 30, 1999, or a 235% increase over the year ended June 30, 1998.

         Total cost of goods sold for the year ended June 30, 1999 was $700,254, representing costs of approximately 46% of revenues for the period, while total cost of goods sold for the year ended June 30, 1998 was $248,261 or approximately 25% of revenue. This 21% unfavorable variance as a percent of revenue is in part the result of increased utilization of outside consultants in completing time sensitive, single occurrence professional services projects.

         Selling, general and administrative expenses for the year ended June 30, 1999 increased to $3,387,874 from $2,259,349 for the year ended June 30, 1998. Contributing to the unfavorable variance is $1,250,000 in advertising and marketing expenses associated with services provided by various Internet organizations that TekInsight has determined to be beneficial to market its products and services.

         Net interest income increased for the year ended June 30, 1999 to $590,092 from $452,016 for the year ended June 30, 1998. This increase is primarily due to quarterly interest from a promissory note made by Gainor Medical Management LLC which was paid in April 1999.

         Net income decreased to $1,013,412 for the year ended June 30, 1999 from $1,865,288 for the year ended June 30, 1998. This decrease is primarily due to the gain from the sale of the discontinued operations which occurred in the 1998 fiscal year.

         The sale of marketable securities resulted in a gain of $1,689,664 in revenue for the year ended June 30, 1999, a 100% increase over the year ended June 30, 1998.

Fiscal Year Ended June 30, 1998 Compared to Fiscal Year Ended June 30, 1997

         Revenues for the year ended June 30, 1998 were $997,433, an increase of $542,662, or 219%, from the year ended June 30, 1997. Several factors contributed to this increase. Revenue associated with sales of proprietary software products increased by $574,200 for the year ended June 30, 1998, or a 100% increase over the year ended June 30, 1997, and revenue associated with professional services provided to various clients decreased by $32,498 for the year ended June 30, 1998, or a 7% decrease over the year ended June 30, 1997.

         Total cost of goods sold for the year ended June 30, 1998 were $248,261, representing costs of approximately 25% of revenues for the period, while total cost of goods sold for the year ended June 30, 1997 were $73,188 or approximately 16% of revenue. This 9% unfavorable variance as a percent of revenue is in part the result of increased utilization of outside consultants in completing time sensitive, single occurrence professional services projects.

         Selling, general and administrative expenses for the year ended June 3, 1998 increased to $2,354,489 from $992,372 for the year ended June 30, 1997. Contributing to TekInsight's unfavorable variance is the realization of a full year of expenses for the year ended June 30, 1998 as compared to only three months of operations for the year ended June 30, 1997. Salaries, wages and fringes increased by $612,398, rent and storage increased by $100,000, professional and consulting services increased by $78,946, contract manpower increased by $76,181 and research and development expenses increased by $66,424.

         Net interest income increased for the year ended June 30, 1998 to $452,016 from $2,673 for the year ended June 30, 1997. This increase is primarily due to quarterly interest from the Note.

         Net income increased to $1,856,288 for the year ended June 30, 1998 from a loss of $2,242,453 for the year ended June 30, 1997. This increase is primarily due to the gain from the sale of the discontinued operations which occurred in the 1998 fiscal year.

Liquidity and Capital Resources


         As of March 31, 2000, TekInsight had working capital of $4,375,007, compared to working capital of $5,365,143 at June 30, 1999. This decrease in working capital during the 2000 nine month period is primarily due to losses in operations during the 2000 nine month period of $1,048,623.

         TekInsight currently receives on average $19,348 a month in interest from its various money market and certificate of deposit accounts.

         On September 24, 1998, TekInsight completed a stock purchase agreement with ViewCast.com Inc. (VCST.) VCST purchased $2,000,000 worth of restricted TekInsight common stock valued at $2,000,000 for $2,000,000 worth of VCST common stock. TekInsight issued 1,240,310 shares of its common stock at the sale price of $1.6125 per share and received 1,000,000 shares of VCST's common stock for the purchase price of $2.00 per share. In the case of each corporation, the number of shares issued was less than 20% of the outstanding common stock of the issuer on September 24, 1998. On November 16, 1999, TekInsight sold approximately 43,334 shares of VCST in the open market for $4.15625 per share. TekInsight realized a net gain of $93,439 in this sale. TekInsight currently has 500,000 shares of VCST's common stock remaining in investments--marketable securities as of March 31, 2000.

         On June 30, 1999, TekInsight Services entered into an agreement with Business Talk, under which an aggregate payment of $250,000 was made in July and August 1999, whereby TekInsight Services obtained an assignable credit for the purchase of advertising time on radio programs operated by Business Talk having a value of $1,200,000, and 564,056 shares of Series C preferred stock, par value $.0001 per share, convertible into 5% of the current outstanding capital stock of Business Talk. Each share of Class C preferred stock had a liquidation preference of $.4432 until January 1, 2000, at which time the Class C preferred stock preference become $.2217. As part of the transaction, TekInsight Services obtained an option to acquire an equivalent number of shares of Business Talk capital stock for an exercise price of $250,000, as well as the right to "stream" the content of Business Talk programming on its and its affiliates Web sites during the course of a three-year period without an additional payment to Business Talk. Business Talk creates and distributes the content of its business-oriented radio programming for broadcasting on third party operated radio stations in a variety of markets throughout the United States. On January 3, 2000, TekInsight Services exercised its option and, for a payment of $250,000, acquired an additional 564,056 shares of Business Talk Series C preferred stock for $.4432 per share. TekInsight has been informed that due to a pending recapitalization of Business Talk stock, the number of Business Talk's shares held by TekInsight will increase.

         The aforementioned marketable securities have been classified as available for sale securities at March 31, 2000 and accordingly, the unrealized gain resulting from valuing such securities at market value is reflected as a component of stockholders' equity.

         TekInsight provided Azurel, Ltd., a cosmetic manufacturing and marketing company, with $1,528,167 in loan financing under a credit agreement through the issuance of one secured credit note bearing interest at 8% due in May 2001, and $500,000 through the issuance of a note bearing interest at 20.8% due in August 1999. The $500,000 note was later amended on August 12, 1999 to
(i) extend the due date to June 2000, (ii) reduce the interest rate to 10%, and
(iii) increase the principal of the note from $500,000 to $550,000 for accrued interest of $26,580 and a premium of $23,420 for lowering the interest rate. In addition, TekInsight received warrants to acquire 500,000 shares of common stock of such company at an exercise price of $1.50 per share. Repayment of amounts outstanding under the credit agreement was secured by a pledge of approximately 66.66% of the outstanding shares of Azurel operating subsidiaries under the terms of a pledge security agreement, but which pledge has since been released following a sale of those subsidiaries by Azurel and the restructuring of the security arrangement with a pledge to TekInsight Services of part of the purchase price therefor (a $1,800,000 subordinated note, due in May 2002 as to principal and accrued interest, made jointly by the acquired subsidiaries in favor of Azurel). In consideration for its pledge release, the exercise price on warrants to acquire 500,000 shares of Azurel common stock held by TekInsight and TekInsight Services was lowered to $.60 per share (the then current market price of Azurel common stock) from $1.50 per share. On November 25, 1999, TekInsight provided an additional $200,000 to Azurel, Ltd. to secure computer equipment for increased capacity for its operation by entering into a sale and lease-back transaction with respect to this equipment. The lease terminates in November 2001. Azurel is behind in its interest and principal payments and its lease payments, and although Azurel has been notified of its defaults, acceleration of the note and lease payments has not been declared.


         On April 20, 2000, TekInsight filed an action against Style and its lender, First Source Financial LLP, in the United States Bankruptcy Court, Southern District of New York, to establish a constructive trust in its favor with respect to, and to request that the court order Style and First Source to deliver to TekInsight, the $1,000,000 purchase price paid for 10,000 shares of Style Series G Preferred Stock and shares of TekInsight common stock having a $1,000,000 market value delivered to Style in exchange for an equal market value of Style common stock under an agreement dated June 30, 1999.

         One of TekInsight's discontinued wholly-owned subsidiaries underwent an audit by the California State Controller's Office, Division of Audits, for the purpose of determining compliance with guidelines of the California Department of Health Services and the California State Board of Equalization. The Controller's Office issued a report to the effect that the subsidiary owed, and issued a Letter of Demand for, $1.3 million, contending that for the period July 1, 1990 to June 30, 1993, the subsidiary practiced unfair pricing to its customers. Additionally, accrued interest on the amount demanded is also sought by the Controller's Office. On January 20, 1999, the Superior Court recommended that the overpayment determination be upheld. In March 1999, the Company's wholly-owned subsidiary filed an appeal to the Superior Court's decisions with the California Court of Appeals. On January 26, 2000, TekInsight lost its appeal with the California Court of Appeals. TekInsight has provided a reserve for the principal amount of $1,339,785 and $365,434 in accrued interest, or $1,705, 219. TekInsight's appeal of this finding was denied. A demand for payment has not yet been made by the Controller's Office.


         Cash proceeds from the sale of TekInsight's operating assets and the stock of its two former principal operating subsidiaries, Diabetes Self Care, Inc. and USCI Healthcare Management Solutions, Inc., to Gainor Medical Management, LLC, a privately held Georgia company, along with the proceeds from the $9,300,000 prepayment in April 1999 of the Note, has been partially used in operations and for the investment in and loans to the strategic partners described above. In connection with these agreements, as part of TekInsight's provision of professional services to strategic partners, TekInsight's has either made loans to or equity investments in these strategic partners. The resulting financial transactions have reduced TekInsight's cash reserves and reduced TekInsight's monthly interest received on those reserves.


         TekInsight's material ongoing fixed expenses are as follows: (1) monthly rent expense net of sublease of approximately $17,600, (2) $7,633 a month to Mr. Buchholz's under his employment termination agreement, an aggregate of $230,904 remaining as of March 31, 2000, and (3) approximately $35,293 monthly for employee salaries and benefits.


Year 2000 Compliance

         TekInsight did not experience any material Year 2000 compliance issues.

Net Operating Loss Carry Forward

         During the year ended June 30, 1999, TekInsight utilized approximately $3,100,000 of available net operating loss carryforwards. AstraTek has approximately $1,200,000 of net operating loss carryforwards subject to limitations on annual utilization because there was "equity structure shifts" or "owner shifts" involving 5% shareholders (as these terms are defined in Section 382 of the Internal Revenue Code), which have resulted in a more than 50% change in ownership.

Quantitative and Qualitative Disclosures About Market Risk

         Not applicable.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         None

Directors and Executive Officers of TekInsight


         The executive officers and directors of TekInsight as of July 13, 2000 are as follows:


         Name                          Age         Position with TekInsight
         ----                          ---         ------------------------
         Steven J. Ross                42          President, Chief Executive Officer and
                                                   Director
         Brian D. Bookmeier            41          Director

         Name                          Age         Position with TekInsight
         ----                          ---         ------------------------
         Arion Kalpaxis                44          Chief Operating Officer, Acting Chief
                                                   Financial Officer and Acting Principal
                                                   Accounting Officer
         Alexander Kalpaxis            46          Chairman of the Board and Chief Technology
                                                   Officer

         Marshall Toplansky            49          Executive Vice President - Marketing

         James Linesch                 45          Director
         Damon Testaverde              51          Director
         Michael W. Grieves            49          Director Nominee
         Walter J. Aspatore            55          Director Nominee


         Mr. Ross has been President and Chief Executive Officer of TekInsight since February 2000. He was a director of Data Systems from October 1999 until February 2000, and was appointed to the TekInsight Board of Directors in June 2000. Mr. Ross is also a director of BugSolver. Since February 2000, Mr. Ross has been chairman of the board and chief executive officer of VarsOnly.com, Inc., an Internet start-up focusing on computer resellers. Since August 1999, Mr. Ross has been a director of Interactive Frontiers, Inc., a developer, manufacturer and marketer of computer-based digital video instructional software. From July 1998 to July 1999 Mr. Ross was Vice President and General Manager of Toshiba America Information Systems, a subsidiary of Toshiba Corp. active in computer sales, support and manufacturing in North and South America. From October 1995 through June 1998, he was President and General Manager of the reseller division, and President, Corporate Marketing, for Inacom Corp., a computer product and service company.


         Mr. Bookmeier is an investor and Vice President of Seven Sons, Inc., d/b/a Las Vegas Golf & Tennis. Seven Sons, Inc. is in the business of franchised retailing of golf and tennis products. Mr. Bookmeier has held this position since August 1997. Mr. Bookmeier served as President and Chief Executive Officer of TekInsight from July 1995 to February 2000, and has served as a director of TekInsight from July 1995 to the present. From September 1989 until its merger into TekInsight, Mr. Bookmeier served as Executive Vice President and a Director of Patient Care Services, a home medical equipment supply company that specialized in diabetes management, and the sale of related equipment and supplies. He has been a Director of the American Diabetes Association since June 1995.

         Mr. Alexander Kalpaxis has been TekInsight's Chairman of the Board since February 2000 and Chief Technology Officer since November 1998. He was Executive Vice President of TekInsight from November 1998 until February 2000. Mr. Kalpaxis is the CEO and President of AstraTek, Inc. From October 1984 to April 1997 Mr. Kalpaxis was Bankers Trust Chief Technology Officer. Mr. Kalpaxis led projects in global infrastructure development, client/server systems and tools, object technology, and engineering. Prior to Bankers Trust, Mr. Kalpaxis was a research electrical engineer for Photonics Laser Institute at the City University of New York. He has received several patents and awards, including the Simon Sokin Medal for Excellence in Experimental Physics.


         Mr. Toplansky was elected Vice President - Marketing of TekInsight in June 2000. In 1996 Mr. Toplansky founded Core Strategies, LLC a consulting firm specializing in building all aspects of a company's go-to-market strategy, and has served as Chief Executive Officer of Core Strategies since then. Prior to founding Core Strategies he served as Vice President of Marketing for U.S. Robotics, a modem manufacturer , from 1988 to 1994. Currently Mr. Toplansky serves on the boards of directors of The Computing Technology Industry Association, Supersite.Net, TechSearch, LLC, and PortableLife.Com.

         Mr. Linesch has served as a Director of TekInsight since February 1997. Mr. Linesch is currently an independent financial consultant. Since April 1996 he has been the President, Chief Executive Officer and Chief Financial Officer of CompuMed, a public computer company involved with computer assisted diagnosis of medical conditions. He joined CompuMed in April 1996 as Vice President and Chief Financial Officer. Mr. Linesch served as a Vice President, Chief Financial Officer and Controller of TekInsight from August 1991 to April 1996.

         Mr. Testaverde has been a director since January 1998. From May 1991 until June 1995, Mr. Testaverde served as President and Chief Executive Officer of TekInsight. Since March 1994, Mr. Testaverde has been a registered representative with Network One Financial Services, Inc., a full service securities broker-dealer.

         Mr. Arion Kalpaxis was appointed Chief Operating Officer of TekInsight in February 2000. Mr. Kalpaxis has served as Chief Operating Officer of AstraTek since April 1997. From 1995 to May 1996 Mr. Kalpaxis was Vice President for BT Ventures and the Bankers Trust Electronic Commerce group responsible for the development of business models for new initiatives in electronic commerce. Prior to 1995 Mr. Kalpaxis was a partner at Metron Consulting Group where he advised clients in business strategy and development, and managed efforts designed to bring about fundamental changes in support of new business initiatives.

         Mr. Grieves was nominated to become a director of TekInsight effective after the effective date of the merger, and has consented to do so. Mr. Grieves previously served as Data Systems' President, Chief Executive Officer and Chairman of the Board from its inception in 1986. In August 1991, Data Systems filed for protection under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Eastern District of Michigan (Case No. 91-09916-S.) In May 1992, Data Systems' plan of reorganization was confirmed by the Bankruptcy Court and the case was ordered closed in January 1997.

         Mr. Aspatore was nominated to become a director of TekInsight effective after the effective date of the merger, and has consented to do so. Mr. Aspatore has been a director of Data Systems since November 1994, has been Managing Director of Amherst Capital Partners, which provides investment banking services to medium and small businesses, since its founding in 1994. Prior to the formation of Amherst Capital Partners, Mr. Aspatore was President of Onset BIDCO, which supplies financing and management services to companies with strong growth potential, from 1991 to November 1994. Mr. Aspatore was the President of Cross & Trecker Corporation, a $500 million worldwide factory automation company, from 1988 to 1991 and served that company in various capacities for approximately 22 years. Mr. Aspatore has a total of more than 27 years of senior level management experience in operations and finance in the worldwide factory automation, automotive and aerospace industries.

Section 16(a) Beneficial Ownership Reporting Compliance

         Based solely on its review of the copies of Section 16(a) forms received by it since July 1, 1998, or written representations from reporting persons that no Form 5's were required for those persons, TekInsight believes that its officers, directors and greater than 10% beneficial owners, other than the Rubin Family Trust, filed all reports required under Section 16(a) of the Securities Exchange Act of 1934, as amended.

Executive Compensation

                           Summary Compensation Table

                                                                            Long-Term Compensation
                                                                            ----------------------
                                   Annual Compensation                   Awards                Payouts
                        --------------------------------------   ---------------------    ------------------
                                                        Other                                          All
Name and                                               Annual    Restricted                           Other
Principal                                              Compen-     Stock      Options/     LTIP      Compen-
Position                Year      Salary      Bonus    sation      Awards      SARS(#)    Payouts    sation
--------                ----      ------      -----    -------     ------      -------    -------    ------
Brian Bookmeier.        1997     $116,667       0      $9,000      $   0       $   0      $      0    $   0
  President and Chief   1998     $ 87,500       0      $1,000      $   0       $   0      $      0    $   0
  Executive Officer     1999     $ 17,308       0      $    0      $   0       $   0      $128,333    $   0
  and Director

Alex Kalpaxis,          1997     $160,000       0      $    0      $   0       $   0      $      0    $   0
  Executive V.P., Chief 1998     $160,000       0      $    0      $   0       $   0      $      0    $   0
  Technology Officer    1999     $160,000       0      $    0      $   0       $   0      $      0    $   0


Employment and Consulting Agreements

         Mr. Buchholz was the President and Chief Executive Officer of Healthcare Management Solution, Inc., a former subsidiary of TekInsight, from 1996 to January 1998. On January 28, 1998, TekInsight and Mr. Buchholz entered into a termination agreement with respect to his employment agreement. TekInsight agreed to make severance payments aggregating $708,000 to Mr. Buchholz, (i) $250,000 paid by TekInsight, Inc. as the initial payment and (ii) $458,000 to be paid by TekInsight in sixty equal monthly installments of $7,633.

         On July 10, 1998, TekInsight and each of Messrs. Brian Bookmeier, Alan Korby and Matthew Gietzen, entered into TekInsight termination agreements. Messrs. Korby and Gietzen are former officers and Directors of TekInsight. Severance payments were made as follows: (i) $128,333.33 was paid to each and
(ii) each received a $75,000 promissory note bearing 7% annual interest with principal payable on January 1, 2000. Messrs. Korby and Gietzen were each issued 84,166 shares of TekInsight common stock for the purchase price of $1 per share (which subscriptions were paid for in exchange for additional severance payments of $84,167 under the termination agreements) and (iv) Mr. Bookmeier was granted stock options under the TekInsight-Employee Stock Option Plan to purchase 84,167 shares of common stock exercisable at $1.00 per share (which options were exercised by Mr. Bookmeier in exchange for an additional $84,167 severance payment under the termination agreements.)

         On October 1, 1998, TekInsight entered into a three-year employment contract with Mr. Kalpaxis. Mr. Kalpaxis is Chairman of the Board and Chief Technology Officer of TekInsight. Mr. Kalpaxis's employment agreement provides him with an annual base salary of $160,000. Additionally, Mr. Kalpaxis will receive a performance bonus based upon the operating results of AstraTek, in which EBITDA equals or exceed one million dollars.

Consulting Agreements


         Steven J. Ross entered into a consulting agreement dated May 15, 2000, which replaces his consulting agreement with BugSolver.com, Inc., a TekInsight subsidiary, dated December 10, 1999, for his services as a consultant to TekInsight and BugSolver. The consulting agreement terminates on February 28, 2002, but automatically renews for successive 90-day periods unless either party gives notice of termination. Mr. Ross also agreed to serve as a director of each of TekInsight and BugSolver. For his services, Mr. Ross receives (i) a consulting fee of $23,000 a month, except for the month of May, 2000, in which he received $20,000, and (ii) options to purchase 400,000 shares of TekInsight at an exercise price of $3.00 per share. Of the Options granted to Mr. Ross, options for 200,000 shares vested and were exercisable as of February 1, 2000.

Options for 100,000 shares vest and are exercisable on and after the day on which the average closing price for one share of TekInsight common stock for the five trading days immediately prior to such date attains $6.00 per share, and options for the remaining 100,000 shares vest and are exercisable on and after the day on which the average closing price for one share of TekInsight common stock for the five trading days immediately prior to such date attains $8.00 per share; Mr. Ross shall also receive, following the successful completion of a private placement of at least $4,000,000 of BugSolver equity securities, options to purchase 4% of the common stock shares of BugSolver issued and outstanding immediately prior to the completion of such private placement, exercisable at the price at which BugSolver common stock is issued in the private placement. However, if BugSolver completes a successful merger with Delicious Brands, Inc. prior to the completion of such private placement, on Closing of the private placement, Mr. Ross shall receive options to purchase only 2% of the BugSolver common stock shares issued and outstanding immediately prior to the completion of such private placement. In the event BugSolver completes a merger with Delicious Brands, Inc., Mr. Ross will further receive options to purchase 2% of the shares of BugSolver common stock issued and outstanding immediately prior to the completion of the merger. Under the consulting agreement, these options will vest one year from the closing of the private placement or the merger, as applicable.

         TekInsight also entered into a consulting agreement with The Exigo Group dated June 1, 2000 for the provision of sales and marketing consultant services to TekInsight and its affiliates by The Exigo Group. Subject to TekInsight's approval, The Exigo Group shall select a single employee to provide services at locations as directed by TekInsight. The consulting agreement terminates on September 30, 2000 and automatically renews for successive 90-day periods unless either party gives notice of termination. For its services, The Exigo Group shall receive (i) a consulting fee of $12,500 a month and (ii) options to purchase 120,000 shares of TekInsight at an exercise price of $3.00 per share. This option vests in allocations of 30,000 shares each when the five-day average closing price for one share of TekInsight common stock is $4.00, $5.00, $7.00 and $9.00, respectively.

         On May 24, 2000, TekInsight entered into a consulting agreement with Core Strategies, LLC for the provision of strategic marketing, planning and counseling services to TekInsight. Marshall Toplansky, Executive Vice President
- Marketing of TekInsight, is also the Chief Executive Officer of Core Strategies and shall directly manage the services to be provided to TekInsight. The agreement is effective as of March 1, 2000 and continues indefinitely unless either party gives 30 days written notice of termination. In exchange for its services, Core Strategies shall receive (i) a consulting fee of $12,000 a month and (ii) an option to purchase 100,000 shares of TekInsight at an exercise price of $3.00 per share. This option vests in allocations of 25,000 shares each when the five-day average closing price for one share of TekInsight common stock is $3.00, $5.00, $6.00 and $8.00, respectively. Core Strategies shall also receive a monthly communications fee equal to 2% percent of its consulting fees for expenses incurred for telephone calls, postage, delivery and similar charges.


Compensation of Directors

         Each director of TekInsight receives a $25,000 annual directors' fee for attendance at board meetings, as well as reimbursement for the actual expenses incurred in attending such meetings. Officers and key employees of TekInsight receive employment benefits (e.g., health insurance, automobile allowances) other than cash compensation and interests in TekInsight's employee stock option plan.

         In November 1997, TekInsight established the 1997 stock option plan for non-employee directors, which authorizes the issuance of up to 300,000 options to purchase common stock at an exercise price of 100% of the common stock's market price. Subsequent to its adoption at the annual meeting in February 1998, 30,000 five- year options were granted under this plan to directors at an exercise price of $1.81 per share.

         The following table sets forth information concerning individual grants of stock options made during the last completed fiscal year to each of the executive officers named in the Summary Compensation Table.

                      Option/SAR Grants in Last Fiscal Year

                                                                                           Potential Realizable
                                                                                             Value at Assumed
                                                                                        Annual Rates of Stock Price
                                                                                               Appreciation
                                Individual Grants                                             for Option Term
---------------------------------------------------------------------------------     --------------------------------
                        Number of         % of Total
                        Securities       Options/SARs      Exercise
                        Underlying        Granted to        or Base
                       Options/SARs      Employees in        Price     Expiration
Name                   Granted (#)        Fiscal Year       ($/Sh)        Date            5% ($)             10% (%)
----                   -----------        -----------       ------     ----------     ----------             -------
Brian Bookmeier          84,167              22%            $ 1.00       7/10/01      $ 259,603              $271,965
                         10,000               3%            $  .9375     3/23/04      $  31,500              $ 33,000

         The following table sets forth information concerning options exercised and the number of unexercised options, and the value of such unexercised options, for any persons named in the Summary Compensation Table.


              Aggregated Option Exercises in Fiscal Year 1999 and
                         Fiscal Year-End Option Values

                                                        Number of Securities Underlying        Value of Unexercised In-the-Money
                                                     Unexercised Options at June 30, 1999(#)    Options at June 30, 1999 ($)(1)
                                                     -------------------------------------     -------------------------------
                           Shares
                          Acquired
                        on Exercise       Value
 Name                       (#)        Realized ($)     Exercisable       Unexercisable        Exercisable        Unexercisable
 ---------------        -----------    ------------     -----------       -------------        -----------        -------------
 Brian Bookmeier           84,167           0             135,000               0               $349,730                0

Certain Relationships and Related Party Transactions

         On November 25, 1998, TekInsight advanced $70,000 to Brian Bookmeier, TekInsight's President, in exchange for a note receivable which bore interest at the rate of 10% per annum. This note was paid in full during the fiscal year ended June 30, 1999.


         In September 1998, TekInsight acquired and retained for investment purposes approximately 9.2% of the common stock of ViewCast.com. In May 1999, as amended as of June 1999, TekInsight Services entered into a Web design and consulting agreement with Azurel. In June 1999, TekInsight Services entered into both a Web design and consulting agreement and a online hosting agreement with Style. Mr. Testaverde, who is a director of TekInsight, is also a director and officer of Network One Financial, Inc., which has acted over the last year and currently acts as a market maker for the common stock of TekInsight, ViewCast, Azurel and Style.


         On November 22, 1999, TekInsight loaned Seven Sons, Inc., a golf and tennis equipment store, of which Brian Bookmeier, a director of TekInsight, is a principal, $100,000 for its operations. The $100,000 secured note bore interest at 10% (per annum) and its original December 30, 1999 maturity was extended to March 31, 2000 in consideration for an increase in interest rate to 11% per annum. The note was paid in full at maturity.

                         INFORMATION ABOUT DATA SYSTEMS

General

         Data Systems was incorporated in Michigan in 1986. Data Systems and its subsidiaries provide computer network services and products that allow companies to control their complex distributed computing environments, allowing companies to capitalize on their investments in technology and people. Data Systems provides a wide range of services including applications development, network services, enterprise management, help desk and security services. Data Systems also provides a wide range of network integration services including installation, consultation, technical support and training to governmental and corporate accounts.

Recent Developments

         On February 1, 1999, Data Systems announced a definitive merger agreement with Alydaar Software Corporation, now known as Information Architechs Corp. of Charlotte, North Carolina. Under the terms of the agreement Alydaar was to exchange 1.6 million shares of its common stock for all outstanding shares of Data Systems stock. On September 15, 1999, Data Systems and Information Architects mutually agreed to terminate their Agreement and Plan of Merger dated January 31, 1999. Information Architects gave a promissory note to Data Systems in the amount of $250,000 as reimbursement for expenses incurred as a result of the terminated merger.

         On February 17, 1999, Data Systems announced that it had entered into a stipulation of settlement of the consolidated complaint in a shareholder class action lawsuit captioned, In Re: Data Systems Securities Litigation (Case No. 98-70854, Michigan Federal District Court) The complaints alleged violations of the Securities Exchange Act of 1934 resulting from alleged non-disclosures and misrepresentations of information concerning Data Systems' financial results and future prospects due to accounting irregularities. On May 24, 1999, the court determined the settlement to be fair. Under the terms of the settlement and subject to various conditions, Data Systems created a gross settlement fund for the benefit of purchasers who bought Data Systems stock during the period from May 16, 1996 through February 24, 1998. The fund was comprised of $900,000 provided by Data Systems' insurer, and 650,000 shares of Data Systems common stock which were issued June 22, 1999. In agreeing to the settlement, Data Systems and individual defendants made no admission of any wrongdoing.

         On February 18, 2000, as amended April 4, 2000 and June 28, 2000 Data Systems and TekInsight entered into an agreement and plan of merger pursuant to which Data Systems will be merged with and into TekInsight Services.

Products and Services

         Data Systems provides computer network services and products that allow companies to control their complex distributed computing environments. Such services include the design, sale and service of LANs and WANs. Data Systems generates revenues by providing consulting and network installation services, selling add-on hardware components to existing clients and providing after-installation service and support, training services and network management services. Data Systems is an authorized dealer, reseller or integrator for the products of many major vendors including Compaq, Sun Microsystems, Dell, Nortel Networks, Hewlett-Packard, Novell, Microsoft, Cisco, Meridian Data, 3COM, Intel, and Oracle. Data Systems has developed applications for remote network management and can sell private label computer systems, primarily to state governments. In addition, Data Systems provides application development services in database management.

         Resellers who meet specified qualifications receive customer referrals and recommendations and advanced technical assistance and support from manufacturers, giving the qualifying resellers a competitive advantage over other resellers in the market. These qualifications vary from manufacturer to manufacturer and typically include some or all of the following components: specific training for technical personnel, specific training for sales personnel, possession of some advanced equipment, ongoing training requirements, and minimum purchase targets. The process of obtaining and maintaining these manufacturer authorizations is time-consuming and has cost associated with obtaining and maintaining a single authorization. These costs include, but are not limited to, acquisition of hardware, software, facilities and spare parts, training fees, personnel and travel expenses and fees paid to the manufacturer for certification.

         Data Systems generally sells equipment in conjunction with its higher margin network engineering services. These services include design, consulting, installation, and network administration for both LANs and WANs. Data Systems provides turnkey implementation and support services and, for some customers, on-site support personnel who work in conjunction with the customer's personnel on a continuous basis.

         Data Systems also provides on-going technical and maintenance support through a variety of service programs tailored to fit each specific customer's service needs and budget. These programs include a two-hour response service for critical network components, help desk, Computer Associates, Unicenter and dispatch services. Data Systems generally passes through warranties provided by manufacturers to the purchaser. Data Systems offers no warranty separate from manufacturers' warranties.

Marketing and Customers

         Data Systems markets its products and services through its internal sales force in the following states: Florida, Louisiana, Massachusetts, Michigan and New York. Data Systems has no retail sales outlets and has no intention of entering the retail market.

         Data Systems directs its marketing efforts at state and local governments, Fortune 1000, middle market corporations and institutional users, such as hospitals and universities. Current marketing efforts are generally focused on customers located in the states in which Data Systems has offices.

         The State of Michigan accounted for 4% of Data Systems' revenue in 1999 and 29% of Data Systems revenue in each of 1998 and 1997. Purchases by agencies of the State of Michigan were made pursuant to a blanket agreement, which expired in September 1998. Data Systems continues to provide network services and maintenance services to the State of Michigan through a third-party master contractor blanket purchase order. As with all of Data Systems' service contracts and purchase orders, there are no assurances that any contract can be extended further or that, if re-bid, Data Systems will be awarded a new agreement under the same terms and conditions.

         The State of New York accounted for 25% of Data Systems revenue in 1999 and 12% of Data Systems' revenue in 1998. Data Systems was awarded a three-year contract, renewable in one-year increments, to provide system peripheral equipment. The first year expired May 1999. The contract was renewed and the second year expires May 2000. Data Systems is also an authorized reseller of Novell, Nortel Systems and Cisco products and software to the State of New York.

Vendors

         Data Systems purchases the microcomputers and related products it sells directly from manufacturers and indirectly through distributors such as Merisel, Tech Data and Ingram Micro Corporation. In general, Data Systems must be authorized by a manufacturer in order to sell its products, whether the products are purchased from distributors or directly from manufacturers. Data Systems is an authorized reseller for microcomputers, workstations, and related products of over 50 manufacturers. Sales by Data Systems of products manufactured by Compaq, Hewlett-Packard, Cisco, Novell, Sun Microsystems, Nortel Networks, Dell, and IBM accounted for between 35% an 40% of revenues during each of the last three fiscal years. However, sales of commodity products, such as IBM and Dell, have substantially declined over this period. Typically, vendor agreements provide that Data Systems has been appointed, on a non-exclusive basis, as an authorized reseller of specified products at specified locations. The agreements generally are terminable on 30 to 90 days' notice or immediately upon the occurrence of specified events, and are subject to periodic renewal. The loss of a major manufacturer or the deterioration of Data Systems' relationship with a major manufacturer could have a material adverse effect on Data Systems' business as some product offerings that are requested by customers would not be available to Data Systems.

         Data Systems determines whether to purchase products from distributors or directly from manufacturers by surveying prices and product availability among the manufacturers and the distributors with whom it has contractual relationships. Distributors, which purchase products in large quantities, often are able to offer a better price on products due to volume discounts granted by manufacturers. Data Systems' agreement with Ingram Micro, through which it made 17.6% of its product purchases in 1999, provides competitive pricing, inventory and asset management terms and conditions. The loss of Data Systems relationships with distributors could result in higher product prices to Data Systems and potentially reduce Data Systems' profit margins. Data Systems believes, however, that the loss of its relationship with any particular distributor would not have a material adverse effect on Data Systems' results of operations or financial condition due to the availability of other sources of supply.

Competition

         The network integration market is highly competitive. Data Systems competes with different classes of competitors, depending on the type of business opportunity. For project-oriented sales, Data Systems competes with system integrators and with computer hardware manufacturers. Data Systems also competes with a wide variety of local, regional and national hardware resellers for add-on equipment sales. Because Data Systems is not as price-aggressive as some of these competitors, Data Systems relies on its sales force to provide superior servicing and post-sale technical support to maintain its customer relationships. Depending on the customer, Data Systems competes on the basis of technological capability, price, breadth of product offerings and quality of service. Competitors also vary project-to-project depending upon the geographic location of the work to be performed.

         Many competitors are larger than Data Systems and have significantly greater financial, marketing and human resources, and geographic coverage. Data Systems believes that it can compete against these competitors on the basis of its extensive experience in the network integration and management market, authorization to sell a broad range of products and experienced technical staff.

Employees

         As of March 31, 2000, Data Systems employed 176 employees, 41 were sales personnel, 117 were service personnel and 18 were administrative or management personnel. Data Systems' employees have no union affiliations. Data Systems believes its relationship with its employees is good.

Properties

         Data Systems' corporate headquarters is located in Farmington Hills, Michigan, in a leased facility consisting of approximately12,555 square feet of office space rented under a lease expiring in November 2002. Data Systems also leases a technical facility located in Farmington Hills, Michigan with approximately 7,000 square feet rented under a lease expiring in March 2003. Data Systems also has a telephone "help desk" center located in Baton Rouge, Louisiana, which is part of its State of Louisiana maintenance contract, and is located in a facility with 8,200 square feet rented under a lease that expired in November 1999, and is currently leased on a month-to-month basis.

         Data Systems also leases direct sales offices totaling approximately 25,000 square feet under leases with terms of one to five years, in 10 locations in the United States. Data Systems believes that its existing facilities and offices and additional space available to it are adequate to meet its requirements for its present and reasonably foreseeable needs.

Legal Proceedings

         Data Systems filed suit on December 9, 1999 against Unified Network Services, Inc. (UNS) in the State of Michigan, Oakland County Circuit Court (Case No. 99-019541-CK.) Effective June 1, 1998, Data Systems sold its interest in the UNS subsidiary for $7,000 in cash and a note for $3,000,000, secured by the stock of UNS. The note called for interest only payments to commence July 1, 1998 for a period of twelve months followed by monthly payments of $50,000 plus interest on the unpaid balance until the note is fully repaid at June 1, 2004. Interest was to accrue on the unpaid balance at a per annum rate equal to the Bank One, Michigan prime rate. The suit alleges UNS breached its agreement with Data Systems by failing and refusing to make payments due on the note. The case was removed to U.S. District Court Eastern District of Michigan on April 13, 2000 (Case No. 00-71592.)

         On June 16, 1998, Data Systems filed suit in Oakland County Circuit Court (Case No. 98-006905-CZ), Michigan, against Softech, Inc. alleging that Softech wrongfully retained monies due Data Systems in accordance with an asset purchase agreement dated September 12, 1996. In addition, Data Systems stated that Softech owed Data Systems rent under a sublease agreement, and had not paid invoices for work completed by Data Systems. It also stated that software acquired by Data Systems in the acquisition of the Network Systems Group did not perform properly. The complaint alleged fraud, breach of contract, conversion and unjust enrichment.

         On November 3, 1998, Softech, Inc. filed a demand for arbitration against Data Systems. Data Systems' claim was dismissed in February 1999 without prejudice due to the arbitration provision in the asset purchase agreement. Softech alleged that Data Systems had breached the September 12, 1996 asset purchase agreement by failure to register shares of stock on a timely basis, failure to pay monies owed for inventory purchases and receivables, equipment and commissions paid by Softech on behalf of Data Systems, funds owed to employees, advances to former employees of Softech who became employees of Data Systems and rents. Data Systems filed a counterclaim with respect to the Data allegations in connection with the arbitration. The arbitration hearing is scheduled for June 2000 and Data Systems intends to pursue its counterclaim and vigorously defend itself against Softech's claims.

         Other than the above, Data Systems is not party to any other legal proceedings other than routine litigation that is incidental to its business, none of which is material.

         In February 1998 Data Systems disclosed a possible overstatement of earnings in prior periods that it believed may have been due to inadequate internal controls following several acquisitions and rapid internal growth. Data Systems appointed a special committee to investigate the problem and has since restated its financial statements, made personnel changes, and instituted accounting systems and controls that it believes are adequate to handle the increased accounting burden. The SEC informed Data Systems that it was conducting an investigation into the matter. Data Systems has been cooperating with the investigation. In July 2000, the SEC staff advised Data Systems that it is considering a recommendation that the SEC bring a civil injunctive action against Data Systems and certain officers on the basis of violations of the federal securities laws with respect to Data Systems' accounting records and reports and events which occurred in 1996 and 1997. However, the staff has provided Data Systems with the opportunity to submit its position on the matter before the staff recommendation is finalized. Data Systems strongly disagrees with the views of the staff and intends to furnish a full statement of its position to the SEC.

Submission of Matters to a Vote of Security Holders

         None.

Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion and analysis should be read in conjunction with Data Systems financial statements and notes thereto.

Results of Operations

         For the periods indicated, the following table sets forth selected items from Data Systems' Consolidated Statements of Operations, expressed as a percentage of total revenues:


                                                       March 31                      Year Ended December 31,

        Revenues:                                  2000          1999            1999          1998           1997
                                                   ----          ----            ----          ----           ----
        Product revenue                            64.4%         63.2%           63.2%         74.5%          78.9%
        Service revenue                            35.6%         36.8%           36.8%         25.5%          21.1%
         Total revenues                           100.0%        100.0%          100.0%        100.0%         100.0%
        Cost of revenues:
        Cost of products                           53.9%         47.2%           47.2%         61.2%          68.9%
        Cost of services                           31.0%         30.2%           30.2%         22.3%          16.6%
         Total cost of revenues                    84.9%         77.4%           77.4%         83.5%          85.5%
         Gross profit                              15.1%         22.6%           22.6%         16.5%          14.5%
        Operating expense                          19.2%         20.6%           20.6%         18.0%          18.8%
        Other income (expense)                     (0.9%)         0.4%            0.4%         (2.9%)         (0.9%)

        Income /(Loss) before discontinued
        operations                                 (5.0%)         1.6%            1.6%         (4.4%)         (5.2%)
        Discontinued operations:
        Loss from operation of UNS                    -                             -          (2.0%)         (0.6%)
        Gain on disposal of UNS                       -                             -           0.8%             -
        Net income / (loss)                        (5.0%)         1.6%            1.6%         (5.6%)         (5.8%)

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

Revenues

         Data Systems' total revenues decreased 6.9% to $13.3 million for the three months ended March 31, 2000 from $14.3 million for the same period in 1999. The decrease was attributable to non-recurring product sales, completion of a systems application project and the August 1999 termination of Data Systems' unprofitable imaging services group.

         Data Systems' product sales decreased $0.5 million or 6.0% for the three months ended March 31, 2000 from the same period in 1999. The decrease was directly related to non-recurring product sales and the termination of Data Systems' unprofitable imaging services group.

         Service revenues decreased 10.4% to $4.7 million for the three months ended March 31, 2000. The decrease was due to the completion of a systems application project. Service revenues accounted for 35.6% of total revenues in the three months ended March 31, 2000 compared to 36.8% of total revenues in the corresponding period of 1999. The decrease is related to the reduction in service sales.

Cost of Revenues

         The cost of revenues increased to 84.9% of total revenues for the three months ended March 31, 2000, from 77.4% during the corresponding period of 1999. The cost of product sales increased to 83.7% of product sale revenue for the three months ended March 31, 2000 compared to 74.6% for the same period in 1999. Data Systems attributes the increase to its ability in 1999 to pass through equipment sales with certain key vendors. Data Systems did not have this ability in the three months ended March 31, 2000. In 1999, this allowed Data Systems to recognize commission revenue on those product sales without the associated cost of the product.

         The cost of service revenue increased to 87.0% of service revenues for the three months ended March 31, 2000, from 82.2% for the same period in 1999. Data Systems attributes the increase to expenses that were carried in anticipation of new system application projects in Florida and expenses incurred in Michigan due to the Company's focus on developing strategic service offerings.

Operating Expenses

         Selling, general and administrative expense decreased to 19.2% of total revenue for the three months ended March 31, 2000 compared to 20.6% of total revenue for the same period in 1999. The decrease was related to Data Systems' continued effort to control overhead costs. Sales expense declined by $0.2 million or 10.6% when compared to the first quarter 1999 due primarily to a reduction in the commission plan. General and administrative expenses declined by $0.2 million or 18.6% when compared to the first quarter 1999 due primarily to reduction in headcount as a result of attrition.

Other Income (Expenses)

         Interest expense for the three months ending March 31, 2000 increased 24.0% when compared to the same period in 1999. The increase reflects an increase in the interest rate on Data Systems' borrowings as a result of the increase in the prime rate.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues

         Data Systems' total revenues declined to $52.8 million in 1999, compared to $85.3 million in 1998. The decline (38.1%) is the cumulative effect of the termination of a specific product sales contract, non-recurring product project work and a change in sales strategy to an emphasis on service sales.

         Data Systems' product sales component of the business declined to $32.4 million in 1999 from $63.5 million in 1998 due primarily to the completion and expiration on September 30, 1998, of Data Systems' master contractor purchase order with the State of Michigan. Product sales to the State of Michigan were made under that agreement and accounted for $17.1 million in sales in 1998. The State of Michigan continues to buy network services and service maintenance contracts from Data Systems. Non-recurring product project work completed in 1998 for Hooper Homes and the State of Louisiana accounted for $4.7 million and $3.1 million, respectively, of the decline in product revenues from 1998 to 1999.

         In prior periods, Data Systems would sell equipment and absorb the full burden of financing those sales. During 1999, Data Systems worked with key vendors to pass through hardware sales directly to the customer. This allows the vendor to absorb the risk and burden of financing the equipment component of the sale. As a result, Data Systems recognized a commission on the sale without the risk and cost associated with carrying a receivable for equipment sales. This change was implemented as part of Data Systems' strategic move towards service sales with less emphasis on the hardware component of its business. The change implemented by Data Systems of equipment sales pass through to the vendors accounted for approximately $10.9 million of the product revenue decline from 1998 to 1999. Data Systems' shift in emphasis to service sales from product sales is due to the expectation of higher margins generally associated with sales of technical services.

         Service revenues declined 6.4% to $20.4 million in 1999 from $21.8 million in 1998. The decline is due to the loss of the service revenue associated with the State of Michigan master product purchase order, which expired September 30, 1998, and the termination of unprofitable imaging services. Service sales accounted for 38.6% of total revenue in 1999 versus 25.5% in 1998. This percentage increase was due to the overall decline in product revenue as described above.

Cost of Revenues

         The decline in cost of revenues in 1999 is consistent with the reduction in product sales due to the termination of the State of Michigan master contractor purchase order, non-recurring product project work and Data Systems' success with involving key vendors in the financing of large equipment sales. In addition, Data Systems continues to manage external labor costs, increase internal technical work force utilization and increase high-end network service work. Primarily as a result of this activity, cost of revenues decreased to 81.1% of total revenues in 1999 from 83.5% of total revenues in 1998.

         Cost of product revenue decreased as a percentage of total revenues to 50.4% in 1999 from 61.2% in 1998. The decline in product revenue and the ability to pass through product sales accounts for the reduction in the cost of product revenue. Product revenue gross margins increased to 18.0% in 1999 versus 17.8% in 1998.

         Cost of service revenue increased to 30.7% of total revenues in 1999 from 22.3% of total revenues in 1998 due to the decrease in overall sales. However, service revenue gross margins increased to 20.6% in 1999 versus 12.7% in 1998 due to management by Data Systems of external labor while increasing the utilization of the internal technical workforce.

         Overall, gross profit in 1999 decreased $4.1 million, or 29.0%, from 1998. However, gross margin as a percent of revenue increased in 1999 to 18.9%, versus 16.5% in 1998. The increase in margin is attributable to Data Systems' ability to negotiate vendor discounts for product purchases, vendor financing of large equipment transactions and increases in service margins as described above.

Operating Expenses

         Operating expenses increased to 20.4% of total revenues in 1999 from 18.0% of total revenues in 1998. Sales expenses remained constant at 11.6% of total revenues in 1999 and 1998 respectively. General and administrative expense increased to 8.8% of total revenues in 1999 from 6.4% of total revenues in 1998. The increase in operating expense margin is directly related to the decrease in total revenue. However, overall operating expenses declined 29.8% due to cost controls and overhead reductions put in place during 1999. Specifically, sales offices in Chicago, IL, Raleigh, NC, and Lexington, KY were closed and administrative positions were consolidated through attrition, without jeopardizing controls or procedures. Included in 1999, are non-recurring expenses for professional fees and unprofitable operations as a result of Data Systems operating under the terms of a merger agreement with Information Architects that was terminated on September 15, 1999. The differential between 1998 and 1999 was impacted by the fact that 1998 included some non-recurring costs required to complete Data Systems' year-end audits for 1997 and 1996 reporting, costs associated to Data Systems' shareholder class action lawsuit, and bank audit and examination expenses.

Other Income (Expenses)

         Other income for 1999 increased $3,397,373 to $978,252 and was primarily attributable to the settlement of Data Systems' shareholder class action lawsuit. Data Systems established an accrual in 1998 of approximately $1.8 million for the estimated fair market value of the shares of Data Systems common stock that were to be contributed into the gross settlement fund for the suit. At the time of settlement (June 22, 1999), Data Systems recognized as income approximately $1.1 million of the accrual because the actual fair market value of the common stock issued was $630,500. The remaining change was due to Data Systems' reversal of some accrued costs offset by a loss on sale of non-revenue producing assets. The disposal of the assets was related to the closure of three sales offices.

         Interest expense decreased $.2 million due primarily to Data Systems' success at negotiating more advantageous payment terms with its key vendors and overall reductions in Data Systems' bank borrowings.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

         Data Systems' total revenues declined slightly to $85.3 million in 1998, compared to $86.0 million in 1997. The decline (0.8%) was due to the net effect of the termination of a specific product sales contract offset by Data Systems' organic growth in service sales and in the eastern region of the United States.

         Data Systems' product sales component of the business declined to $63.5 million in 1998 from $67.8 million in 1997 was due primarily to the completion and expiration on September 30, 1998, of Data Systems master contractor purchase order with the State of Michigan. Product sales to the State were made under that agreement. The State continues to buy network services and service maintenance contracts from Data Systems. Of the $4.3 million decline in product sales, approximately $3.8 was attributed to the completion of the State of Michigan agreement. The remainder of the decline in product sales was due to management's continued focus on new account penetration through the offering of advanced services, including network management services. Data Systems' shift in emphasis to service sales from product sales was due to the expectation of high margins generally associated with sales of technical services.

         Service revenues increased 20.4% to $21.8 million in 1998 from $18.1 million in 1997. Service sales accounted for 25.5% of total revenue in 1998 versus 21.1% in 1997. This increase was primarily due to the allocation of additional resources to further develop Data Systems' capabilities to deliver advanced services.

Cost of Revenues

         The decline in cost of revenues in 1998 was consistent with the reduction in product sales due to the termination of the Sate of Michigan master contractor purchase order and the shift to service revenue. Management had refocused Data Systems' business in conjunction with these changes by shifting resources away from the lower margin direct product component of revenue, in favor of the higher returns generated from advanced service and network management offerings. Primarily as a result of this activity, cost of revenues decreased to 83.5% of total revenues in 1998 from 85.5% of total revenues in 1997.

         Cost of product revenue decreased as a percentage of total revenues to 61.2% in 1998 from 68.9% in 1997. Certain software purchases in support of maintenance contracts were reclassified as cost of services versus cost of products. This change, along with the decline in product revenue, accounts for the reduction in the cost of product revenue. Product revenue gross margins increased to 17.8% in 1998 versus 12.7% in 1997. Data Systems had been more selective in pricing large projects and believes that the increase in product gross margin is reflective of the strategic shift away from low margin sales.

         Cost of service revenue increased to 22.3% of total revenues in 1998 from 16.6% of total revenues in 1997 due to the significant increase in total service revenues and reclassification of software costs that are more closely related to service revenue. Additionally, due to Data Systems decision to move towards a higher mix of service sales, Data Systems increased its technical personnel to assist the sales effort with specialized internal resources. By providing in-house technical resources to support revenue growth, Data Systems increased expenditures in third party consultants and technicians to support existing contracts.

         Overall, gross profit increased $1.6 million or 12.9% over 1997. Gross margin in 1998 was 16.5% versus 14.5% in 1997. To maintain its strategic direction, emphasizing a shift towards higher margin service sales, Data Systems did invest resources in technical personnel, hardware, software and processes.

Operating Expenses

         Operating expenses decreased to 18.0% of total revenues in 1998 from 18.8% of total revenues in 1997. Sales expenses decreased to 11.6% of total revenues in 1998 versus 12.0% of total revenues in 1997. General and administrative expense decreased to 6.4% of total revenues in 1998 from 6.8% of total revenues in 1997. Overall, operating expenses declined due to cost controls and overhead reductions put in place during 1998. Specifically, sales offices in Atlanta, GA, Charlotte, NC, Greensboro, NC, Pittsburgh, PA and Dallas, TX were closed or consolidated into other more strategically located offices. Administrative and other overhead reductions were completely offset by the additional expenditures necessary to address legal and auditing issues. The non-recurring legal, auditing, and professional fees exceeded just over $1.0 million during 1998. These expenses related to the extraordinary efforts required to complete Data Systems' year-end 1997 and 1996 reporting, the class action lawsuits, and bank audit and examination expenses. All totaled, these matters account for 1.2% of total revenue.

Other Income (Expenses)

         The increase in other expense in 1998 was due primarily to the recognition of $1.8 million of liability associated with the proposed stipulation of settlement of Data Systems' shareholder class action lawsuit. Data Systems established an accrual for the estimated fair market value of the shares of Data Systems' common stock that will be contributed into the gross settlement fund. Other expenses, net of the shareholder lawsuit accrual, declined to $.6 million from $.8 million in 1997. The decrease was due to a $.8 million decrease in interest expense due primarily to Data Systems' success at negotiating more advantageous payment terms with its key vendors and overall reductions in Data Systems' bank borrowings.

Discontinued Operations

         Pursuant to the terms of the original 1996 purchase agreement by which Data Systems acquired Unified Network Services Inc., the minority shareholders of UNS elected to exercise a contract right to initiate re-purchase of the stock of UNS owned by Data Systems. The board of directors of Data Systems accepted the proposal and adopted a plan to discontinue operations. Effective June 1, 1998, Data Systems sold its 70% interest in the UNS subsidiary for cash and notes and discontinued operations in its large account network management business. The terms of the sale included $7,000 in cash and a note for $3,000,000, secured by the stock of UNS. The buyers also assumed the existing liabilities of UNS. The gain upon disposal of the discontinued segment was $705,742 which is net of an allowance of $3,000,000 due to the uncertainty of the buyers ability to pay the note. Data Systems deferred the recognition of a gain on sale related to the note until payments on the note began. The gain is also net of additional allowances of $614,000 and $375,000, due to the uncertainty of the buyer's ability to reimburse Data Systems for working capital and payment of assumed liabilities.


         Data Systems has restated its prior financial statements to present the operating results of the UNS segment as a discontinued operation.

         On December 9, 1999, Data Systems filed suit against Unified Network Services, Inc (UNS) in the State of Michigan, Oakland County Circuit Court. The suit alleges UNS breached its agreement with Data Systems by failing and refusing to make payments due on the note.

Financial Condition

         As of March 31, 2000, cash totaled $1.3 million, a decrease of $0.2 million from December 31, 1999, Cash provided by operating activities during the first quarter 2000 was $1.0 million, primarily due to an increase in accounts payable of $1.0 million, partially offset by a loss of $0.6 million during the period. Net cash used in financing activities was attributable to a net repayment of Data Systems' bank line of credit of $1.1 million. Data Systems, in accordance with its bank financing agreement, applies all available cash to its outstanding line of credit balance. Daily working capital requirements are managed through daily borrowings.

         As of December 31, 1999, cash and investments totaled $1.5 million, a decrease of $1.1 million from 1998. Cash used in operating activities for 1999 was $3.1 million compared to cash provided by operations of $18.1 million in 1998. The cash used in operating activities was primarily due to a decrease in accounts payable of $3.3 million, reversal of the shareholder lawsuit accrual by $1.1 million and recognition of deferred maintenance revenues of $2.3 million. These uses were partially offset by income of $191,190 generated in 1999 and depreciation of $1.1 million and collection of accounts receivable of $2.2 million. Data Systems, in accordance with its bank financing agreement, applies all available cash to its outstanding line of credit balance. During the year, Data Systems borrowed $2.0 million against the line of credit. In accordance with Data Systems' credit agreement with Foothill Capital Corporation, all funds are applied to the outstanding loan balance. Daily working capital requirements are managed through daily borrowings.

         On September 30, 1998 Data Systems and Foothill Capital Corporation entered into a credit facility. The Foothill agreement provides for an initial revolving line of credit not to exceed $15 million. Data Systems may, at its option and subject to collateral requirements, increase the line to $20 million during the term of the Foothill agreement. Borrowing limits under the Foothill agreement are determined based on a collateral formula, which includes 85% of qualified trade receivables. Borrowings under the Foothill agreement bear interest at 1% over Norwest Bank's prime rate and have a term extending to September 30, 2001. As of March 31, 2000, the line of credit under the Foothill Agreement bore interest at 10%. As of March 31, 2000, the line of credit collateral formula permitted borrowings of up to $4.6 million, of which $4.2 million was outstanding.

         The Foothill agreement contains financial covenants related to earnings before interest, taxes, depreciation and amortization (EBITDA), net worth and capital expenditures. There are other covenants that require Data Systems' receivables to be genuine and free of all other encumbrances and requires Data Systems' inventory to be kept only at specified locations and to be free of all other encumbrances. In addition, there are restrictions with respect to dividend distribution. At March 31, 2000, due primarily to Data Systems' loss from operations, Data Systems was not in compliance with the EBITDA and net worth covenants. Data Systems has received waivers of such non compliance from Foothill and Data Systems' access and use of the line of credit was not affected. In the event that Data Systems would be unable to borrow amounts necessary to fund its operations, or if repayment of its obligations under the current credit agreement were demanded by Foothill, Data Systems' financial condition would be materially and adversely affected. In such event, there can be no assurance that Data Systems would be able to obtain alternative working capital financing to continue its operations.

         As of December 31, 1999, the line of credit under the Foothill Agreement bore interest at 9.5%. As of December 31, 1999, the line of credit collateral formula permitted borrowings of up to $6.2 million, of which $5.2 million was outstanding. At December 31, 1999, Data Systems was in compliance with all of the financial covenants referenced above.

         Data Systems' working capital deficiency as of March 31, 2000 was $2.7 million. Data Systems working capital deficiency as of December 31, 1999 was $2.2 million. Data Systems believes that the combination of present cash balances, future operating cash flows, and working capital provided by the Foothill Agreement or alternate working capital financing secured by Data Systems will be adequate to fund Data Systems' internal growth and current short and long term cash flow requirements. Included in cash of Data Systems is $1.5 million which is restricted in connection with various maintenance agreements.

         Upon completion of its planned merger into TekInsight Services, Data Systems believes that additional financing resources will be available and certain synergies relating to business opportunities will arise. However, the Agreement and Plan of Merger requires Data Systems to conduct business in the usual and ordinary course but under certain restrictions and limitations until closing. These restrictions and limitations, in the aggregate, could have a material effect on Data Systems' ability to quickly respond to changes in its business.

Year 2000 Compliance Results

         The Y2K issue arose as a result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. The concern was that computer systems would be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations. In 1997, Data Systems developed a three-phase program for Y2K information systems compliance. Phase I was to identify those systems with which Data Systems has exposure to Y2K issues. Phase I was completed in 1998. Phase II was the development and implementation of action plans to be Y2K compliant in all areas by mid 1999. Those plans were developed and implemented as scheduled. Phase III was the final testing of each major area of exposure to ensure compliance and was completed during the fourth quarter 1999. In implementing its three-phase program, the Company had identified three major areas determined to be critical for successful Y2K compliance: (1) financial and informational system applications, (2) customer relationships and equipment applications and
(3) third-party consultant and vendor relationships.

         Data Systems, in accordance with Phase I of the program, conducted an internal review and inventory of all systems (including information technology and non-information technology systems), and contacted all critical suppliers to determine major areas of exposure to Y2K issues. In the financial and information system area, a number of applications were identified as Y2K compliant due to their recent implementation. Data Systems' core financial and reporting systems were completely replaced as of January 1, 1999, which brought this critical area into Y2K compliance. In the customer relationships and equipment applications area, Data Systems completed all remediation and testing efforts. As a result of its Phase I assessment of its non-information technology systems, Data Systems did not incur significant costs remediating those systems for Y2K compliance. In the third-party consultant and vendor relationships area, Data Systems contacted most of those parties and they stated they were to be Y2K compliant.

         Data Systems spent approximately $154,000 in 1998 to replace its core financial and reporting systems and had spent 1,100 man-hours through December 31, 1999 to bring the systems network, financial and informational applications into Y2K compliance at an estimated cost of $55,000. Because of Data Systems' expertise in this area, internal personnel undertook the majority of this work.

         Data Systems believes it did not experience any Y2K disruptions due to the three-phase program it developed and implements.

         The foregoing disclosure contains information regarding Y2K readiness that constitutes a "Year 2000 Readiness Disclosure" as defined in the Year 2000 Readiness Disclosure Act.

Quantitative and Qualitative Disclosure About Market Risk

         In the normal course of business, the financial position of Data Systems is routinely subjected to a variety of risks. In addition to the market risk associated with interest on outstanding debt, other examples of risk include collectibility of accounts receivable and recoverability of residual values of assets placed in service.

         Data Systems is subject to an element of market risk due to possible changes in interest rates. Data Systems regularly assesses these risks and has established collection policies and business practices to minimize the adverse effects of these and other potential exposures. Data Systems does not currently anticipate any material losses in these areas, due primarily to the lack of significant fluctuation in the prime-lending rate on which Data Systems' interest expenses are determined. The financial instruments included in the debt of Data Systems consists of all of Data Systems' cash and cash equivalents, bank financing, bank credit facilities and lines of credit, vendor credit lines, leases, and, if applicable, marketable securities, and any short and long-term investments.

         Data Systems assesses the risk of loss due to the impact of changes in interest rates on market sensitive instruments. Interest rates effecting Data Systems' debt are market based and will fluctuate as a result. Data Systems prepares forecasts and cost of funds analysis on significant purchases to anticipate the effect of market interest rate changes.

         Data Systems' earnings are affected by changes in short-term interest rates as a result of its use of bank (line of credit) financing for working capital. If market interest rates based on the prime lending rate average 2% more in 2000 than they did during 1999, Data Systems' interest expense, after considering the effects of interest income, would increase, and income before taxes would decrease by approximately $100,000 assuming comparable average borrowings. Comparatively, if market interest rates based on the prime lending rate averaged 2% more in 1999 than they did in 1998, Data Systems' interest expense, after considering the effects of any interest income, would have increased, and income before taxes would have decreased, by $200,000 assuming comparable average borrowings. These amounts are determined by considering the impact of the hypothetical change in the interest rates on Data Systems' borrowing cost and short-term investment balances, if any. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in Data Systems' financial structure.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         On October 15, 1998, Plante & Moran, LLP informed the board of directors of Data Systems that it would decline to stand for reappointment, if asked, as auditors for Data Systems. Plante also notified Data Systems at that time that, as of the date of such notification, the client-auditor relationship between the parties was terminated. Data Systems placed no limitations on Plante responding fully to inquiries of the successor accountant. The reports of Plante on the financial statement of Data Systems for each of the fiscal years ended December 31, 1997 and 1996 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that, as issued, Plante's report dated August 20, 1998 included a modification addressing Data Systems' going concern uncertainty. The plans of Data Systems concerning these matters are described in the footnotes attached to the financial statement referenced in that report. In connection with its audits for the fiscal years December 31, 1997 and 1996, and through October 15, 1998, (i) there were no disagreements between Data Systems and Plante on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Plante would have caused them to make reference thereto in their report on the financial statement for such fiscal years and (ii) there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v) except that Plante advised the Audit Committee of Data Systems' board of directors, by letter dated May 21, 1998, of items it considered to be material weaknesses in internal controls in 1997 relating to Data Systems' general accounting practices then in place, including those relating to billing, accounts payable, and inventory. These items were discussed with the Audit Committee on September 15, 1998. Management has addressed and will continue to address the recommendations of Plante.

Directors and Executive Officers of Data Systems

         The following is a list of the members of the board of directors and the executive officers of Data Systems and includes information regarding the individual's age, principal occupation, other business experience, directorships in other publicly held companies and term of service with Data Systems. Each director holds office until the next annual meeting of shareholders and until his successor has been elected and qualified.

          Name                       Age      Position
          ----                       ---      --------

          Michael W. Grieves          49      Chairman of the Board,
                                              President, Chief Executive
                                              Officer and Director

          Walter J. Aspatore          55      Director

          John O. Lychos, Jr.         44      Director

          Diane L. Grieves            50      Executive Vice President
                                              and Secretary

          Michael Jansen              42      Chief Financial Officer, Treasurer
                                              and Assistant  Secretary

          Garrett L. Denniston        49      Vice President - Sales

         Mr. Grieves has served as Data Systems' President, Chief Executive Officer and Chairman of the Board since its inception in 1986. Prior to 1986, Mr. Grieves served in executive, managerial and technical capacities with Computer Alliance Corporation, a turnkey system house, Quanex Management Sciences, a computer services bureau, and Lear Siegler Corporation, and has more than 25 years of experience in the computer industry. Mr. Grieves is married to Diane L. Grieves, Data Systems' Executive Vice President and Secretary.

         Mr. Aspatore has been a director of Data Systems since November 1994, has been Managing Director of Amherst Capital Partners, which provides investment banking services to medium and small businesses, since its founding in 1994. Prior to the formation of Amherst Capital Partners, Mr. Aspatore was President of Onset BIDCO, which supplies financing and management services to companies with strong growth potential, from 1991 to November 1994. Mr. Aspatore was the President of Cross & Trecker Corporation, a $500 million worldwide factory automation company, from 1988 to 1991 and served that company in various capacities for approximately 22 years. He has a total of more than 27 years of senior level management experience in operations and finance in the worldwide factory automation, automotive and aerospace industries.

         Mr. Lychos has been a director of Data Systems since August 1999, and had been the Chief Financial Officer of Data Systems from May 1998 through July 1999. Mr. Lychos is currently the Chief Financial Officer of Atlas Oil Company. Prior to joining Data Systems, he was a Vice President/Area Controller for Waste Management Inc., and held a variety of other responsible financial management positions with that company throughout his fifteen-year tenure.

         Ms. Grieves is Data Systems' Executive Vice President and Secretary. She has held executive positions in sales, operations, and administration at Data Systems since its inception. From 1984 to 1985, Ms. Grieves was Vice President of Sales at Executive Data Solutions, Inc., a computer sales organization. Prior to that, Ms. Grieves held numerous sales and sales management positions with American Telephone and Telegraph and the Bell operating companies.

         Mr. Jansen, Data Systems' Chief Financial Officer, Treasurer and Assistant Secretary has been with Data Systems since November 1998. Before becoming the Chief Financial Officer, Mr. Jansen had been the Vice President - Corporate Controller of Data Systems. Mr. Jansen is a CPA with over 15 years of finance, accounting and business experience. Prior to joining Data Systems, he spent 13 years in various financial management positions with a Fortune 500 Company.

         Mr. Denniston, Data Systems' Vice-President - Sales, has held various sales management and executive positions with Data Systems since 1996. Prior to 1996, Mr. Denniston was employed in sales and sales management capacities at Memorex-Telex, Inc.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934 requires Data Systems' officers and directors, and persons who own more than 10% of a registered class of Data Systems' equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish Data Systems with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it since January 1, 1999, or written representations from reporting persons that no Form 5's were required for those persons, Data Systems believes that its officers, directors, and greater than 10% beneficial owners filed all reports required under Section 16(a) of the Securities Exchange Act of 1934, as amended.

Executive Compensation

Summary

         The following table sets forth the compensation paid by Data Systems to the Chief Executive Officer and other executive officers who earned more than $100,000 in salary and bonus during 1999.

                           Summary Compensation Table

                                                                                            Long Term
                                                                                          Compensation
                                                                 Annual                      Awards
                                                              Compensation                 Securities
                    Name and                              ---------------------         ------------------
               Principal Position                  Year    Salary        Bonus          Underlying Options
--------------------------------------------       ----   --------      -------         ------------------
Michael W. Grieves                                 1999   $160,000           --                  --
Chairman, President and                            1998   $160,000           --                  --
Chief Executive Officer                            1997   $160,000      $30,000               8,000

Diane L. Grieves                                   1999   $120,000      $34,017                  --
Executive Vice President                           1998   $120,000      $30,000                  --
And Secretary                                      1997   $120,000      $15,375               7,500

Michael Jansen                                     1999   $ 92,000      $16,000                  --
Chief Financial Officer                            1998   $ 15,000           --              10,000
                                                   1997         --           --                  --

Garret L. Denniston                                1999   $150,000      $80,000                  --
Vice-President - Sales                             1998   $150,000      $60,000                  --
                                                   1997   $ 50,000           --                  --

Employment Agreements

         As of May 12, 1998, Data Systems entered into an employment agreement with Diane L. Grieves. As of November 2, 1998, Data Systems entered into an employment agreement with Michael Jansen and as of December 20, 1999, Data Systems entered into an employment agreement with Garrett Denniston. Ms. Grieves' agreement has a term ending May 11, 2003, or, if earlier on the executive's sixty-second birthday, unless the agreement is terminated earlier in accordance with its terms. Messrs. Jansen's and Denniston's agreements each has a term ending November 1, 2003, or, if earlier, on the executive's sixty-second birthday, unless the agreement is terminated earlier in accordance with its terms. Each of the employment agreements provides that the executive will receive an annual base salary and incentive compensation as determined by the board of directors of Data Systems or the chief executive officer. Each of Ms. Grieves, Mr. Jansen and Mr. Denniston has agreed not to compete with Data Systems during the period of his/her employment and for up to one year following the termination of his/her employment. Upon termination of his/her employment without cause or in the event of specified unilateral changes in his/her employment resulting in termination of the executive, each of Ms. Grieves, Mr. Jansen and Mr. Denniston is entitled to continue to receive benefits for up to six months and severance payments equal to six month's salary plus his/her pro rata share of any earned annual incentive compensation. If a change in control occurs prior to such termination, the incentive compensation payable under each agreement will equal the entire annual award.

Option Holdings

         The following table provides information with respect to the unexercised options held as of the end of 1999 by the Named Officers.

    Aggregated Option/SAR Exercises in Last Fiscal Year-End Option/SAR Values

                                                                  Number of Securities         Value of Unexercised
                                                                  Unexercised Options/SARs     In-the-Money/SARs at
                                                                  at F-Y End (Number)          F-Y End ($)
                                                                  ---------------------------  --------------------------
                                       Number of
                        Date Shares     Shares        Value
Name                     Acquired      Exercised   Realized ($)   Exercisable   Unexercisable  Exercisable  Unexercisable
----                     ---------     ---------   ------------   -----------   -------------  -----------  -------------
Michael W. Grieves           -             -            -           18,000            -             -             -
Diane L. Grieves             -             -            -           26,251          3,794           -             -
Michael Jansen               -             -            -              -           10,000           -             -
Garrett L. Denniston      8/26/96        1,000        13,625        51,000            -             -             -


(a) Value was determined by multiplying the number of shares subject to the option by the difference between the last sale price of the common stock reported for December 31, 1999 on the Over-the-Counter Bulletin Board and the option exercise price.


Director Compensation

         Customarily, Data Systems has paid non-employee directors an annual retainer of $1,000 and a fee of $500 for each board of directors or committee meeting attended. On the date of each annual shareholders meeting, each non-employee director elected or reelected as such will also receive an option under the 1994 stock option plan to purchase 1,000 shares of Data Systems common stock, exercisable beginning one year after the grant date, at an exercise price equal to the fair market value on the grant date. Data Systems also reimburses out-of-pocket expenses related to non-employee directors in attendance at such meetings.

         Data Systems did not hold an annual shareholders meeting in 1999. During 1999 Data Systems did not pay directors for their services. However, in order to compensate the board of directors for their services to Data Systems, it was resolved that the board of directors members would receive shares of Data Systems' stock in lieu of cash. The compensation is $2,000 per month in value of Data Systems common stock beginning with the fourth quarter of Quarter 1999.

         In 1999, Data Systems granted options pursuant to the 1994 stock option plan for 50,000 shares to a director of Data Systems exercisable at a price of $.66 per share when the fair market value at the date of the grant was $1.03. Fifty percent of such options vest on the second anniversary date of the grant, and the 25% vest each of the next two years.

Certain Relationships and Related Party Transactions

         A $200,000 promissory note was issued for a portion of the consideration for some 13% subordinated promissory notes of Data Systems acquired by Mr. Grieves, Data Systems' Chairman, President and Chief Executive Officer, pursuant to Data Systems' Plan of Reorganization in 1992. The Grieves note was renegotiated effective January 1, 2000. Under the renegotiated Grieves Note, payments will be made at the end of each fiscal quarter with all outstanding principal and accrued interest paid by December 31, 2000. The renegotiated Grieves note bears interest on the unpaid principal at an annual rate of 9.5%.

                     VOTING SECURITIES AND PRINCIPAL HOLDERS

Security Ownership of Certain Beneficial Owners and Management of TekInsight

         The following table identifies as of March 31, 2000 each person known to TekInsight to be the beneficial owner of more than five percent of its common stock, each executive officer, each director of TekInsight, each nominee for director, and all the current directors and executive officers of TekInsight as a group. The table sets forth the number of shares of TekInsight's common stock beneficially owned by each such person and such group and the percentage of the shares of TekInsight's outstanding common stock owned by each such person and such group. In all cases, the named person has sole voting power and sole investment power of the securities, unless otherwise specified.

                                                    Number of Shares of        Percentage of Outstanding
          Name and Address                             Common Stock                 Shares of Common
          Beneficial Owner                        Beneficially Owned (1)              Stock Owned
          ----------------                        ------------------                  -----------
          Estate of Fred Kassner                         2,809,455                       17.6%
          Spring Street
          Ramsey, NJ 07446 (4)

          ViewCast.Com, Inc.                             1,240,310                         7.8
          Villa Creek Drive, Suite 200
          Dallas, TX 75234

          Alexander Kalpaxis (2) (5)                       788,583                         4.9

          Arion Kalpaxis (2) (5)                           292,500                         1.8

          Michael W. Grieves                                     0                           0
          34705 W. 12 Mile Road
          Suite 300
          Farmington Hills, MI  48331

          Damon D. Testaverde (2) (4)(6)                   659,189                         4.1

          Walter J. Aspatore                                     0                           0
          255 East Brown Street Center
          Suite 120
          Birmingham, MI  48009

          Brian D. Bookmeier (2) (3)                       327,867                         2.0
          c/o Las Vegas Golf & Tennis
          42705 Grand River Avenue
          Suite 20
          Novi, MI 48152

          James Linesch                                    166,823                         1.0
          3401 Walnut Avenue
          Manhattan Beach, CA 90266 (6)

          Steven J. Ross (2) (7)                           200,000                         1.2

          All officers and directors as a
          group (7 persons) (3) (5) (6) (7)              2,142,462                        15.0%

----------

(1) The term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consists of sole or shared voting power and/or sole or shared investment power with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.

(2) The principal business address for such person is 5 Hanover Square, 24th Floor, New York, New York 10004

(3) Includes 182,867 shares of common stock held by Mr. Bookmeier. Also includes options to purchase 125,000 shares of common stock at $1.35 per share, granted in connection with the waiver of some cash compensation in 1996, options to acquire 10,000 shares of common stock granted under the 1992 Employee's Stock Option Plan at $.9375 per share and options to purchase 10,000 shares of common stock granted under TekInsight's 1997 Non-Employee Director's Stock Option Plan at $3.78 per share. 39,179 of the shares of common stock issued to Mr. Bookmeier have been pledged to Barbara Milinko to secure a $325,000 note payable to Ms. Milinko by Alan Korby, Mr. Bookmeier and Mr. Gietzen.

(4) The Estate of Mr. Kassner, includes 40 shares of common stock underlying TekInsight's publicly traded Class A Warrants and 100,000 shares of common stock underlying warrants granted in connection with financial accommodations granted by Mr. Kassner related to the release of security interests in TekInsight assets. For Mr. Testaverde, includes the shares underlying 50,000 warrants granted in connection with the waiver of defaults under then existing indebtedness exercisable at $1.00 per share and 100,000 options granted under the 1992 Employee Stock Option Plan exercisable at $1.50 per share.

(5) Does not include an aggregate of 161,166 shares of common stock transferred by Alexander Kalpaxis to three employees of AstraTek, Inc. which shares are held in escrow for varying periods of time and returned to Mr. Kalpaxis under specified circumstances. The number of shares listed for Mr. Arion Kalpaxis includes 97,500 shares of Common Stock which are held in escrow and may be returned to Alexander Kalpaxis.

(6) Includes 30,000 options granted to each of Messrs. Linesch and Testaverde (10,000 exercisable at $1.81 per share of common stock, 10,000 exercisable at $.9375 per share of common stock and 10,000 exercisable at $3.78 per share of common stock) under TekInsight's 1997 Non-Employee Director's Stock Option Plan. Includes 20,000 options granted to Mr. Bookmeier (10,000 exercisable at $3.78 per share of common stock and 10,000 exercisable at $.9375 per share of common stock) under TekInsight's 1997 Non-Employee Director's Stock Option Plan and 1992 Employee Stock Option Plan, respectively.

(7) Includes options to purchase 200,000 shares of common stock at $3.00 per granted to Mr. Ross in connection with Mr. Ross's duties as a consultant and as President and Chief Executive Officer of TekInsight.

Security Ownership of Certain Beneficial Owners and Management of Data Systems

         The following table sets forth, as of July 7, 2000, beneficial ownership information with respect to common stock ownership by each director and each named executive officer of Data Systems, all current directors and current executive officers as a group and all other persons known by Data Systems to beneficially own more than 5% of the outstanding shares of common stock. Unless otherwise noted below, each person has sole voting and investment power over the shares beneficially owned.

                                                          Number of Shares of            Percentage of Outstanding
        Name and Address                                      Common Stock                   Shares of Common
        Beneficial Owner(1)                              Beneficially Owned(2)                Stock Owned(3)
        ----------------                                 ---------------------                --------------
        Michael W. Grieves(5)                                   715,777                           12.8%
        Greg Cocke (4)(5)                                       361,250                            6.5%
        Garret L. Denniston                                      51,000                             .9%
        Diane L. Grieves                                         26,251                             .5%
        John O. Lychos                                           37,777                             .7%
        Walter J. Aspatore                                       33,777                             .6%
        Michael Jansen                                               --                             --
        All executive officers and directors
           as a group (6 persons)                             1,225,832                           22.1%


----------
(1) The address for each beneficial owner named in the table is 34705 12 Mile Road, Suite 300, Farmington Hills, Michigan 48331.
(2) The term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 consists of sole or shared voting power and/or sole or shared investment power with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights. This column includes the following number of option shares of common stock that may be acquired upon the exercise of stock options that are presently exercisable or become exercisable within 60 days: Mr. Grieves 18,000; Mr. Cocke none; Mr. Denniston 51,000; Ms. Grieves 26,251; Mr. Lychos none; Mr. Aspatore 1,000; Mr. Jansen none.
(3) For purposes of calculating the percentage of common stock beneficially owned, the shares issuable to such person under stock options or warrants exercisable within 60 days are considered outstanding and are added to the shares of common stock actually outstanding. Shares attributable to one person, however, are not cross-attributed to any other person.
(4) Mr. Cocke is a former vice-president of Data Systems.

(5) In connection with the proposed merger, Mr. Grieves and Mr. Cocke entered into a voting agreement, dated as of February 18, 2000 with TekInsight, TekInsight Services and Data Systems pursuant to which Mr. Grieves and Mr. Cocke each granted irrevocable proxies in favor of TekInsight, and each of Damon Testaverde and Brian D. Bookmeier, directors of TekInsight. The irrevocable proxies grant each of the proxyholders the right to vote the shares of Data Systems common stock held by Mr. Grieves and Mr. Cocke at any meeting of shareholders of Data Systems called for purposes of approving the merger. The voting agreement will terminate upon the earliest to occur of the conclusion of the meeting held to vote on the TekInsight merger or the termination of the agreement and plan of merger, dated as of February 18, 2000, as amended April 4, 2000 and June 28, 2000, among TekInsight, TekInsight Services and Data Systems.

                            MARKET PRICE INFORMATION

Price Range Of Outstanding TekInsight Common Stock

         The following table sets forth the high and low sales prices for each fiscal quarter during the fiscal years ended June 30, 1999 through the third quarter of 2000, as reported on the Nasdaq SmallCap Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

        FISCAL YEAR ENDED JUNE 30, 1999                  HIGH              LOW
        -------------------------------                  -----             ---
        First quarter ended September 30, 1998           $1.44            $1.38
        Second quarter ended December 31, 1998            1.06             1.00
        Third quarter ended March 31, 1999                1.13             1.00
        Fourth quarter ended June 30, 1999                4.00             3.81


        FISCAL YEAR ENDING JUNE 30, 2000                 HIGH              LOW
        --------------------------------                 ----              ---
        First quarter ended September 30, 1999           $4.00            $2.50
        Second quarter ended December 31, 1999            4.13             2.19
        Third quarter ended March 31, 2000                6.69             2.38
        Fourth quarter ended June 30, 2000                4.25             2.81

         TekInsight has never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings for reinvestment in our business. Payment of dividends is restricted under TekInsight's credit and security agreements.

Price Range Of Outstanding Data Systems Common Stock

         As of December 31, 1999 Data Systems common stock was traded only in the over-the-counter market under the symbol "DSYS." During 1998, Data Systems common stock was also listed on the Nasdaq SmallCap Market under the symbol "DSYS" and on the Pacific Stock Exchange under the symbol "DSY." Due to late SEC filings, Data Systems was de-listed from Nasdaq and the PSE.

         The high and low sales prices for Data Systems common stock on the Nasdaq SmallCap Market and the over-the-counter market from January 1, 1998 through December 31, 1999 is as follows:

        FISCAL YEAR ENDED DECEMBER 31, 1998               HIGH             LOW
        -----------------------------------               ----             ---
        First quarter ended March 31, 1998               $14.75           $5.50
        Second quarter ended June 30, 1998                 7.25            0.25
        Third quarter ended September 30, 1998             3.88            0.75
        Fourth quarter ended December 31, 1998             2.41            0.75

        FISCAL YEAR ENDED DECEMBER 31, 1999               HIGH             LOW
        -----------------------------------               ----             ---
        First quarter ended March 31, 1999                $3.13           $1.03
        Second quarter ended June 30, 1999                 1.31            0.81
        Third quarter ended September 30, 1999             1.19            0.38
        Fourth quarter ended December 31, 1999             1.19            0.53

         Data Systems has never declared or paid any dividends on its capital stock. Data Systems does not anticipate paying any cash dividends in the foreseeable future. The primary lender of Data Systems, Foothill Capital Corporation, must also approve any dividends.

         PROPOSAL 2--APPROVAL BY TEKINSIGHT STOCKHOLDERS OF ISSUANCE OF
                       SHARES PURSUANT TO NASDAQ RULE 4310

         Nasdaq Stock Market Rule 4310(25)(G) requires Nasdaq-listed companies to obtain stockholder approval before issuing 20% or more of their common stock or securities convertible into common stock in a transaction other than a public offering. The board of directors of TekInsight, therefore, must obtain your approval to issue Series A preferred stock which is convertible into 20% or more of the currently outstanding common stock of TekInsight in connection with the merger. Under Nasdaq Rule 4310, this proposal must be approved by a majority of votes cast on this proposal at the special meeting in person or by proxy.

         On July 13, 2000 TekInsight had approximately 15.9 million shares of common stock issued and outstanding. Because the merger consideration will not be determined until after the special meeting date, we do not currently know the exact number of Series A preferred stock shares that will be issued in the merger. However, TekInsight believes it will be equal to more than 20% of our currently outstanding common stock.

         For the reasons discussed in "The Background of the Merger--TekInsight's Reasons for the Merger," TekInsight's board of directors unanimously believes that the merger is in the best interests of stockholders of TekInsight. The merger consideration was negotiated at arms' length and the board of directors believes it reflects the market value of Data Systems. Valuemetrics has given its opinion to TekInsight and its board of directors, and Valuation Counselors has given its opinion to the board of directors of Data Systems, that the merger consideration is fair from a financial perspective. Therefore, we believe that any dilution in your percentage of ownership is more than offset by the benefits of the merger. In the event that this proposal is not approved, we would consider other alternatives including resoliciting stockholders and smaller acquisitions to promote corporate growth.

         The board of directors of TekInsight unanimously recommends that stockholders vote "FOR" approval of the proposal pursuant to Nasdaq Rule 4310.

      PROPOSAL 3--INCREASE IN AUTHORIZED COMMON STOCK RESERVED FOR ISSUANCE
                    UNDER TEKINSIGHT'S 1992 STOCK OPTION PLAN

         The board of directors of TekInsight adopted the 1992 employee stock option plan to help TekInsight and its subsidiaries to attract and retain highly capable employees and selected key consultants, and to encourage them to promote the growth and profitability of TekInsight and its subsidiaries. 500,000 shares of common stock were initially reserved for issuance under the plan, all of which have already been issued in connection with options previously granted by the TekInsight board of directors.

         The purpose of the increase is to cover future option grants to attract and retain officers, employees and directors. If the number of shares of common stock available under the 1992 plan is not increased, there will be an insufficient number of shares to cover such future grants to officers, employees and directors.

         Options granted under the 1992 plan may be either incentive options within the meaning of Section 422 of the Internal Revenue Service Code of 1986, non-qualified options, or options not intended to be incentive options. The amendment does not alter the considerations of the compensation committee with respect to grants under the 1992 plan.

         The following is a summary description of the material features of the 1992 plan.

         Under the 1992 plan, TekInsight may grant options to purchase up to an aggregate of 500,000 shares of common stock, subject to adjustment under specified circumstances, to employees of TekInsight, or other individuals whose participation is determined to be in the best interests of TekInsight by the compensation committee. As of March 31, 1999, options to purchase 500,000 shares of common stock had been granted under the 1992 plan, at exercise prices ranging from $.93 to $5.50 per share.

         The 1992 plan provides for the grant of options that are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Internal Revenue Code to employees of TekInsight, as well as the grant of non-qualifying options, or NSOs, to officers, directors or key employees of TekInsight or other individuals whose participation in the 1992 plan is determined to be in the best interest of TekInsight by the compensation committee.

         The 1992 plan is administered by the compensation committee. The compensation committee selects the optionees and determines the number of shares of common stock covered by each option and the terms of the option agreement to be executed by TekInsight and the optionee.

         The option exercise price for ISOs granted under the 1992 plan may not be less than 100% of the fair market value of the common stock on the date of grant, or 110% in the case of an ISO granted to an optionee beneficially owning more than 10% of the outstanding common stock. The option exercise price for NSOs granted under the 1992 plan may not be less than 85% of the fair market value of the common stock on the date of grant of the option.

         The maximum option term is thirty days after the fifth anniversary of the date of grant. The vesting schedule of options granted under the 1992 plan shall be determined by the compensation committee and provided in the particular option agreement issued to an optionee. There is a $100,000 limit on the value of common stock (determined at the time of grant) covered by ISOs that first become exercisable by an optionee in any calendar year. No option may be granted more than ten years after the effective date of the 1992 plan. Subject to the terms of the optionee's stock option agreement, options may only be transferable by will or in accordance with the laws of descent and distribution.

         Payment for shares purchased under the 1992 plan may be made either in cash or, if permitted by the particular option agreement, by exchanging shares of common stock of TekInsight with a fair market value equal to the total option exercise price, plus cash for any difference.

         If an employee's employment with TekInsight terminates by reason of retirement, the employee's options, to the extent exercisable, may be exercised within three months after such termination of employment, but not later than the date the option would otherwise expire. If an employee's employment with TekInsight terminates by reason of death or disability, the employee's options, to the extent exercisable, shall terminate on the first anniversary of the optionee's date of termination, but not later than the date the option would otherwise expire. If the employee's employment terminates for any reason other than retirement or death or disability, options held by such optionee terminate on the date of such termination.

         The board of directors may terminate the 1992 plan at any time. Unless previously terminated, the 1992 plan will terminate automatically in June 2002, the tenth anniversary of the date of adoption of the 1992 plan by the board of directors.

         Approval of the 1992 plan amendment proposal will require the affirmative vote of holders of a majority of the shares of common stock present in person or represented by proxy at the special meeting.

         The board of directors of TekInsight unanimously recommends that the stockholders of TekInsight vote "FOR" the 1992 plan amendment proposal.

                                  LEGAL MATTERS

         Nixon Peabody LLP, New York, New York passed on the validity of the shares, and as special tax counsel has provided an opinion on behalf of TekInsight concerning the federal tax consequences of the merger. Bodman Longley & Dahling LLP, special tax counsel to Data Systems, has provided an opinion on behalf of Data Systems concerning the federal tax consequences of the merger.

                                     EXPERTS

         The consolidated financial statements of TekInsight as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999 have been audited by Feldman Sherb & Co., P.C., independent accountants as stated in their reports appearing herein and elsewhere in the registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Data Systems Network Corporation as of December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports appearing herein and elsewhere in the registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Data Systems Network Corporation for the year ended December 31, 1997 have been audited by Plante & Moran, LLP, independent accountants as stated in their reports appearing herein and elsewhere in the registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         TekInsight and Data Systems file reports with the SEC on a regular basis. You may read or copy any document filed by either company at the SEC's Public Reference Room located at 450 5th Street, N.W., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for further information at 1-800-SEC-0330. Filings by TekInsight and Data Systems are also available online at www.sec.gov.

         TekInsight filed a registration statement on Form S-4 with the SEC covering sale of the Series A preferred stock and describing the merger, of which this prospectus is a part. This prospectus does not contain all of the information contained in the registration statement, as permitted by SEC rules. Statements in this prospectus about documents filed as exhibits, while complete in material respects, are nonetheless summaries and are qualified by reference to the full text of documents filed as exhibits. The Form S-4 filed by TekInsight is available for inspection and copying at the SEC as described above.

                   Index To Consolidated Financial Statements




                                                                     Page Number
Tekinsight.Com, Inc. and Subsidiaries

Independent Auditors' Report.................................................F-2
Consolidated Balance Sheets..................................................F-3
Consolidated Statements of Operations........................................F-4
Consolidated Statement of Changes in Stockholders' Equity....................F-5
Consolidated Statements of Cash Flow.......................................F-6-7
Notes to Consolidated Financial Statements...................................F-8

Data Systems Network Corporation

Report of Independent Certified Public Accountants..........................F-22
Independent Auditor's Report................................................F-23
Consolidated Balance Sheets as of March 31, 2000,
  December 31, 1999 and 1998................................................F-24
Consolidated Statements of Operations for the Three Months Ended
  March 31, 2000 and 1999 and for the Years Ended December 31, 1999,
  1998 and 1997.............................................................F-25
Consolidated Statements of Shareholders' Equity for the Three Months
  Ended March 31, 2000 and for the Years Ended December 31, 1999,
  1998 and 1997.............................................................F-26
Consolidated Statements of Cash Flows for the Three Months Ended March
  31, 2000 and 1999 and for the Years Ended December 31, 1999,
  1998 and 1997.............................................................F-27
Notes to Consolidated Financial Statements for the Years Ended
  December 31, 1999, 1998 and 1997..........................................F-28

                          Independent Auditors' Report




To the Stockholders and
Board of Directors
TekInsight.Com, Inc.


         We have audited the accompanying consolidated balance sheets of TekInsight.Com, Inc. (formerly Tadeo Holdings, Inc.) and Subsidiaries as of June 30, 1999 and 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended June 30, 1999, 1998 and 1997. These financial statements are the responsibility of TekInsight.Com, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TekInsight.Com, Inc. and Subsidiaries as of June 30,1999 and 1998 and the results of its operations and its cash flows for the years ended June 30, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.

                                          /s/ FELDMAN SHERB HOROWITZ & CO., P.C.
                                          Feldman Sherb Horowitz & Co., P.C.
                                          Certified Public Accountants
September 15, 1999
New York, New York

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)
                           Consolidated Balance Sheets


                                                                                                          As of
                                                                          As of                         June 30,
                                                                     March 31, 2000          -------------------------------
                                                                      (unaudited)                1999                 1998
                                                                     --------------          -----------          ----------
Assets
Current Assets:
     Cash and cash equivalents...................................     $ 5,497,845            $ 7,618,259          $2,575,356
     Interest receivable.........................................         106,050                 25,521             276,005
     Accounts receivable, net of allowance for doubtful
       accounts $111,500 and $0 and $0 respectively..............         489,640                 45,750              11,550

     Prepaid expenses and other assets...........................         150,000                 30,000                  --
     Note receivable - other ....................................         764,700                500,000             162,627
                                                                      -----------            -----------          ----------
           Total current assets..................................       7,008,235              8,219,530           3,025,538
Long-term note receivable........................................       1,497,017              1,528,167           6,000,000
Investments - marketable securities..............................       4,435,763              5,533,177                  --
Property and equipment, net......................................         106,293                 71,938              79,966
Capitalized software costs, net..................................       1,256,129              1,091,793             696,871
Deferred finance costs...........................................              --                     --              67,079
Deposits and other assets........................................          43,058                 43,058              43,058
                                                                      -----------            -----------          ----------
                                                                      $14,346,495            $16,487,663          $9,912,512
                                                                      ===========            ===========          ==========
Liabilities and Stockholders' Equity
Current Liabilities:
     Accounts payable............................................     $   196,956              $ 421,179            $451,106
     Accrued expenses............................................         158,969                125,000             150,425
     Income tax payable..........................................         326,480                628,000                  --
     Notes payable - current portion.............................             --                      --             163,260
     Deferred interest...........................................          14,700                     --                  --
     State audit reserves........................................       1,705,219              1,400,000             700,000
     Accrued termination costs, short-term.......................         230,904                280,209             784,053
                                                                      -----------            -----------          ----------
           Total current liabilities.............................       2,633,228              2,854,388           2,248,844
                                                                      -----------            -----------          ----------

Accrued termination costs, long-term.............................              --                     --             280,209
                                                                      -----------            -----------          ----------
Long-term notes payable, net of current portion..................          17,675                 17,675             663,853
                                                                      -----------            -----------          ----------
Redeemable preferred stock, Series A.............................              --                     --           1,219,141
                                                                      -----------            -----------          ----------
Commitments and contingencies:
Stockholders' equity:
Preferred stock, Series B cumulative convertible,
    $.0001 par value, 10,000,000 shares authorized,
    1,000,000 shares issued and outstanding......................                                505,000             505,000
Common stock, $.0001 par value, 100,000,000 shares
    authorized, 15,913,529 shares issued and outstanding as of
    March 31, 2000 and 15,348,528 shares issued and outstanding as of June 30, 1999 and 12,019,479 issued and outstanding
    as of June 30, 1998..........................................           1,592                  1,535               1,202
Additional paid-in capital.......................................      19,387,300             18,797,382          14,115,213
Unrealized gain on securities....................................         885,763              2,446,509                  --
Accumulated deficit..............................................      (8,579,063)            (8,134,826)         (9,120,950)
                                                                      -----------            -----------          ----------
           Total stockholders' equity............................      11,695,592             13,615,600           5,500,465
                                                                      -----------            -----------          ----------
           Total liabilities and stockholders' equity............     $14,346,495            $16,487,663          $9,912,512
                                                                      ===========            ===========          ==========

                 See notes to consolidated financial statements.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)
                      Consolidated Statements of Operations


                                                              Nine months ended
                                                                   March 31,                         Year ended June 30,
                                                          -------------------------      ------------------------------------------
                                                                 (unaudited)
                                                              2000           1999            1999              1998          1997
                                                          -----------   -----------      ------------      -----------  ------------
Revenues                                                  $ 1,528,814   $ 1,303,310      $  1,514,849      $   997,433  $   454,771
Cost of goods sold.....................................       893,938       575,860           700,254          248,261       73,188
                                                          -----------   -----------      ------------      -----------  ------------
     Gross profit......................................       634,876       727,450           814,595          749,172      381,583
Operating expenses:
     Selling, general and administrative...............     1,661,858     1,805,866         3,387,874        2,259,349      985,663
     Research and development..........................            --        99,629           161,709           71,424        5,000
     Depreciation and amortization.....................        21,642        15,585            23,279           23,716        1,709
     Settlement of employment contracts (non-cash).....            --       327,501                --               --           --
                                                          -----------   -----------      ------------      -----------  ------------
          Total operating expenses.....................     1,683,500     2,248,581         3,572,862        2,354,489      992,372
                                                          -----------   -----------      ------------      -----------  ------------
Loss from operations...................................    (1,048,623)   (1,521,131)       (2,758,267)      (1,605,317)    (610,789)
Gain on sale of marketable securities..................         93,439           --         1,689,664               --           --
Interest Income........................................       379,080       508,006           590,092          452,016        2,673
                                                          -----------   -----------      ------------      -----------  ------------
Loss from continuing operations........................      (576,104)   (1,013,125)         (478,511)      (1,153,301)    (608,116)
Discontinued operations................................
     Gain (loss) from discontinued operations..........       131,867            --                --       (2,122,296)  (1,816,337)
     Gain from disposal, including operating losses,
     through disposal date, of $1,489,272 (less
     applicable income taxes of $1,104,000)............            --            --         1,491,923        5,140,885           --
                                                          -----------   -----------      ------------      -----------  ------------
     Total income (loss) from discontinued
       operations......................................       131,867            --         1,491,923        3,018,589   (1,816,337)
                                                          -----------   -----------      ------------      -----------  ------------
Net income (Loss)......................................      (444,237)   (1,013,125)        1,013,412        1,865,288   (2,424,453)
Preferred stock dividends..............................            --       (27,288)          (27,288)        (186,150)    (211,780)
                                                          -----------   -----------      ------------      -----------  ------------
Net income (loss) applicable to common shareholders....     $(444,237)   (1,040,413)     $    986,124      $ 1,679,138  $(2,636,233)
                                                          ===========   ===========      ============      ===========  ============
Net income (loss) per share:
     Continuing operations.............................         (0.04)        (0.07)            (0.03)          $(0.11)      $(0.08)
     Discontinued operations...........................          0.01            --              0.10             0.25        (0.17)
                                                          -----------   -----------      ------------      -----------  ------------
Net income (loss) per share - basic and diluted........        $(0.03)        (0.07)            $0.07            $0.14       $(0.25)
                                                          ===========   ===========      ============      ===========  ============
Weighted average number of shares used in
     computation.......................................    15,823,825    13,918,005        14,728,969       12,019,479   10,379,178
                                                          ===========   ===========      ============      ===========  ===========
Net income (loss)......................................     $(444,237)   (1,014,413)     $  1,013,412      $ 1,865,288  $(2,424,453)
Other comprehensive income (loss), net of tax
Unrealized gains (loss) on available-for-sale
     securities .......................................    (1,506,746)           --         2,446,509               --           --
                                                          -----------   -----------      ------------      -----------  ------------
Comprehensive income (loss)............................   $(2,004,983)   (1,040,413)     $  3,459,921      $ 1,865,288  $(2,424,453)
                                                          ===========   ===========      ============      ===========  ============

                 See notes to consolidated financial statements.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)
            Consolidated Statement of Changes in Stockholders' Equity



                                                       Preferred Stock           Series B Common Stock     Additional
                                                  -----------------------      -----------------------       Paid-In
                                                    Shares         Amount         Shares       Amount        Capital
                                                  ---------      --------      ----------     --------     -----------
Balance - June 30, 1996.......................    1,000,000      $505,000      10,182,906      $1,018      $10,693,171

Shares issued in connection
with private offering.........................           --            --         500,000          50          999,950

Shares issued in connection
with private offering.........................           --            --         250,000          25          499,975

Debt converted as
consideration for exercise of
options.......................................           --            --       1,009,415         101        2,018,729

Dividends paid on redeemable
preferred stock Series A......................           --            --              --          --               --

Various expenses associated
with private placement........................           --            --              --          --         (100,004)

Various expenses associated
with consulting services......................           --           --            1,700          --            3,400

Shares issued in connection
with expenses associated with
debt conversion ..............................           --            --          75,458           8               (8)

Net loss .....................................           --            --              --          --               --
                                                 ----------      --------     -----------      ------      -----------
Balance - June 30, 1997.......................    1,000,000       505,000      12,019,479       1,202       14,115,213

Dividends paid on redeemable                             --            --              --          --               --
preferred stock Series A......................

Net income....................................           --            --              --          --               --
                                                 ----------      --------     -----------      ------      -----------
Balance - June 30, 1998.......................    1,000,000       505,000      12,019,479       1,202       14,115,213

Shares issued upon converting
redeemable preferred stock
Series A......................................           --            --       1,363,163         136        1,149,609

Shares issued in connection
with private offering ........................           --            --         136,837          14          205,242

Shares issued to employees in
connection with termination
of employment agreements......................           --            --         168,334          17          168,317

Shares issued to an employee
in connection with exercise
of stock option...............................           --            --          84,167           8           84,159

Shares issued in connection
with stock purchase agreement ................           --            --          30,523           3           74,997

Shares of common stock
exchanged with ViewCast.......................           --            --       1,240,310         124        1,999,876


                                                       Preferred Stock           Series B Common Stock     Additional
                                                  -----------------------      -----------------------       Paid-In
                                                    Shares         Amount         Shares       Amount        Capital
                                                  ---------      --------      ----------     --------     -----------
Changes in unrealized gain on
securities available-for-sale ................           --                            --          --               --

Shares issued in connection
with repayment of promissory
note..........................................           --            --          20,000           2               (2)

Shares of common stock
exchanged with Diplomat.......................           --            --         285,715          29          999,971

Dividends paid on preferred
stock Series A................................           --            --              --          --               --

Net Income....................................           --            --              --          --               --
                                                 ----------      --------     -----------      ------      -----------
Balance - June 30, 1999 ......................    1,000,000       505,000      15,348,528       1,535       18,797,382

Shares issued  upon
converting Redeemable Series                     (1,000,000)     (505,000)        500,000          50          504,950
"A"  Preferred Stock..........................

Options exercised for cash....................           --            --          65,000           7           84,968

Changes in unrealized gain
(loss)  on securities
available-for-sale............................           --                            --          --               --

Net loss......................................           --            --              --          --               --

Balance - March 31, 2000
(unaudited)...................................           --            --      15,913,529      $1,592      $19,387,300
                                                 ----------      --------     -----------      ------      -----------

                                                     Unrealized                            Total
                                                      Gain on         Accumulated      Stockholders'
                                                     Securities         Deficit            Equity
                                                    ------------      -----------      -------------
Balance - June 30, 1996.......................      $       --        $8,163,855)      $ 3,035,334

Shares issued in connection
with private offering.........................              --                --         1,000,000

Shares issued in connection
with private offering.........................              --                --           500,000

Debt converted as
consideration for exercise of
options.......................................              --                --         2,018,830

Dividends paid on redeemable
preferred stock Series A......................              --          (211,780)         (211,780)

Various expenses associated
with private placement........................              --                --          (100,004)

Various expenses associated
with consulting services......................              --                --             3,400

Shares issued in connection
with expenses associated with
debt conversion ..............................              --                --

Net loss .....................................              --        (2,424,453)       (2,424,453)
                                                    ----------       -----------       -----------
Balance - June 30, 1997.......................              --       (10,800,088)        3,821,327

Dividends paid on redeemable                                --          (186,150)         (186,150)
preferred stock Series A......................

Net income....................................              --         1,865,288         1,865,288
                                                    ----------       -----------       -----------
Balance - June 30, 1998.......................              --        (9,120,950)        5,500,465

Shares issued upon converting
redeemable preferred stock
Series A......................................              --                --         1,149,745

Shares issued in connection
with private offering ........................              --                --           205,256

Shares issued to employees in
connection with termination
of employment agreements......................              --                --           168,334

Shares issued to an employee
in connection with exercise
of stock option...............................              --                --            84,167

Shares issued in connection
with stock purchase agreement ................              --                --            75,000

Shares of common stock
exchanged with ViewCast.......................              --                --         2,000,000

Changes in unrealized gain on
securities available-for-sale ................       2,446,509                --         2,446,509

                                                     Unrealized                            Total
                                                      Gain on         Accumulated      Stockholders'
                                                     Securities         Deficit            Equity
                                                    ------------      -----------      -------------
Shares issued in connection
with repayment of promissory
note..........................................              --                --                --

Shares of common stock
exchanged with Diplomat.......................              --                --         1,000,000

Dividends paid on preferred
stock Series A................................              --           (27,288)          (27,288)

Net Income....................................              --         1,013,412         1,013,412
                                                    ----------       -----------       -----------
Balance - June 30, 1999 ......................       2,446,509        (8,134,826)       13,615,600

Shares issued  upon
converting Redeemable Series                                --                --                --
"A"  Preferred Stock..........................

Options exercised for cash....................              --                --            84,975

Changes in unrealized gain
(loss)  on securities
available-for-sale............................      (1,560,746)               --        (1,560,746)

Net loss......................................              --          (444,237)         (444,237)

Balance - March 31, 2000
(unaudited)...................................      $  885,763       $(8,579,063)      $11,695,592
                                                    ----------       -----------       -----------


                 See notes to consolidated financial statements.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)
                      Consolidated Statements of Cash Flows



                                                                  Nine Months Ended
                                                                    December 31,
                                                                     (unaudited)
                                                           ---------------------------
                                                                2000          1999
                                                           ------------   ------------
Cash Flows From Operating Activities:
  Net income (loss).....................................   $  (444,237)   $(1,013,125)
                                                           -----------    -----------
  Adjustments to reconcile net income (loss) to net
   cash used in operating activities:
        Depreciation .....................................      21,642         15,585
        Amortization of deferred finance costs and
         debt discount                                              --         62,972

        Amortization of capitalized software costs........     415,728        331,591
        Amortization of debt premium......................     (18,750)            --
        Settlement of employment contracts (non-cash).....          --        327,501
        Gain on sale of marketable securities.............          --             --
        Gain on sale of operations........................          --             --
        Gain on collection of note........................          --             --
  Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable........    (443,890)      (146,582)
        (Increase) decrease in interest receivable........     (80,529)       276,005
        Additions to capitalize software costs............    (401,171)    (1,320,553)
        (Increase) in prepaid expenses....................    (120,000)        (5,000)
        (Increase) in deferred finance costs..............          --       (108,000)
        Increase in other assets..........................          --             --
        (Decrease) increase in accounts payable...........    (224,222)        21,484
        Increase in state audit reserve...................     305,219             --
        Increase decrease in accrued expenses.............      33,969        (10,060)
        (Decrease) increase in income tax payable.........    (301,520)            --
        Changes in operating assets and liabilities of              --             --
         discontinued operations..........................
        (Decrease) in accrued termination costs...........     (49,305)      (543,419)
                                                           -----------    -----------
                Total adjustments.........................    (862,829)    (1,098,477)
                                                           -----------    -----------
        Net cash used in operating activities.............  (1,307,067)    (2,111,602)
                                                           -----------    -----------
  Cash Flows From Investing Activities:
        Cash proceeds from the sale of operation..........          --             --
        Cash proceeds from the sale of securities.........    (180,107)            --
        Capital expenditures..............................     (73,215)      (120,002)
        Collection on note receivable.....................          --             --
        Purchase of convertible preferred stock...........  (1,000,000)            --
        Increase in note receivable.......................    (250,000)      (500,000)
                                                           -----------    -----------
        Net cash (used in) provided by investing
         activities ......................................  (1,503,322)      (620,002)
                                                           -----------    -----------
  Cash Flows from financing activities:
        (Decrease) increase in notes payable .............          --        (79,585)
        Repayment/ (issuance) of related party loans .....     100,000        162,627
        Proceeds from debt financing .....................          --        161,855
        Borrowing of revolving credit line ...............          --             --
        Repayment of revolving credit line ...............          --             --
        Net proceeds from (repayment of) long-term debt ..          --        288,519
        Issuance of common stock, net of expenses ........     589,975        205,256
        Dividends paid on Series A preferred stock .......          --        (27,288)
        Redemption of Series A preferred stock ...........          --             --
        Net cash provided by (used in) financing
         activities ......................................     689,975        711,384
                                                           -----------    -----------
    Net Increase (decrease) in cash.......................  (2,120,414)    (2,020,220)
  Cash at beginning of period.............................   7,618,259      2,575,356
                                                           -----------    -----------
  Cash at end of period .................................. $ 5,497,845    $   555,136
                                                           ===========    ===========



                                                                           Year Ended June 30,
                                                            ----------------------------------------------
                                                                1999             1998             1997
                                                            -----------       ----------      ------------
Cash Flows From Operating Activities:
  Net income (loss).....................................    $ 1,013,412       $1,865,288      $(2,424,453)
                                                            -----------       ----------      ------------
  Adjustments to reconcile net income (loss) to net
   cash used in operating activities:
        Depreciation .....................................       23,279          244,443          652,860
        Amortization of deferred finance costs and
         debt discount                                          105,993           84,507               --

        Amortization of capitalized software costs........      312,966           82,674           20,489
        Amortization of debt premium......................           --               --               --
        Settlement of employment contracts (non-cash).....      327,501               --               --
        Gain on sale of marketable securities.............   (1,689,664)              --               --
        Gain on sale of operations........................           --       (5,140,885)              --
        Gain on collection of note........................   (3,300,000)              --               --
  Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable........      (34,200)         132,884         (144,434)
        (Increase) decrease in interest receivable........      250,484         (276,005)              --
        Additions to capitalize software costs............           --         (654,660)              --
        (Increase) in prepaid expenses....................      (30,000)              --               --
        (Increase) in deferred finance costs..............     (108,000)        (105,000)              --
        Increase in other assets..........................           --          (18,224)         (15,000)
        (Decrease) increase in accounts payable...........      (29,927)         325,244           84,593
        Increase in state audit reserve...................      700,000               --               --
        Increase decrease in accrued expenses.............      (25,425)          46,628          103,797
        (Decrease) increase in income tax payable.........      628,000               --               --
        Changes in operating assets and liabilities of               --        2,002,440       (2,221,612)
         discontinued operations..........................
        (Decrease) in accrued termination costs...........     (784,053)              --               --
                                                            -----------       ----------      -----------
                Total adjustments.........................   (3,653,046)      (3,275,954)      (1,519,307)
                                                            -----------       ----------      -----------
        Net cash used in operating activities.............   (2,639,634)      (1,410,666)      (3,943,760)
                                                            -----------       ----------      -----------
  Cash Flows From Investing Activities:
        Cash proceeds from the sale of operation..........           --        8,065,336               --
        Cash proceeds from the sale of securities.........    2,739,996               --               --
        Capital expenditures..............................     (718,425)        (730,148)        (420,749)
        Collection on note receivable.....................    9,300,000               --               --
        Purchase of convertible preferred stock...........   (1,000,000)              --               --
        Increase in note receivable.......................   (2,028,167)              --               --
                                                            -----------       ----------      -----------
        Net cash (used in) provided by investing
         activities ......................................    8,293,404        7,335,188         (420,749)
                                                            -----------       ----------      -----------
  Cash Flows from financing activities:
        (Decrease) increase in notes payable .............     (163,260)         488,149               --
        Repayment/ (issuance) of related party loans .....     (162,627)              --          (60,000)
        Proceeds from debt financing .....................      183,230          658,351               --
        Borrowing of revolving credit line ...............           --               --        4,365,410
        Repayment of revolving credit line ...............           --       (4,365,410)              --
        Net proceeds from (repayment of) long-term debt ..     (646,178)        (239,656)          96,927
        Issuance of common stock, net of expenses ........      205,256            2,005        1,403,499
        Dividends paid on Series A preferred stock .......      (27,288)        (186,150)        (211,780)
        Redemption of Series A preferred stock ...........           --         (610,517)        (416,551)
        Net cash provided by (used in) financing
         activities ......................................     (610,867)      (4,253,228)       5,177,505
                                                            -----------       ----------      -----------
    Net Increase (decrease) in cash.......................    5,042,903        1,671,294          812,996
  Cash at beginning of period.............................    2,575,356          904,062           91,066
                                                            -----------       ----------      -----------
  Cash at end of period ..................................  $ 7,618,259       $2,575,356      $   904,062
                                                            ===========       ==========      ===========

                 See notes to consolidated financial statements.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                      Consolidated Statement of Cash Flows




                                                        Nine months ended    Nine months ended
                                                          March 31, 2000      March 31, 1999
                                                           (unaudited)         (unaudited)
                                                        -----------------    ------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

      Cash paid for interest............................    $     --            $    --

      Cash paid for income taxes........................    $301,520            $    --
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:

      Convertible notes converted to common stock.......    $     --            $    --
      Redeemable series "A" preferred stock converted
        to common stock.................................    $     --            $    --

      Private offering of common stock..................    $     --            $    --
      Issuance of common stock in conjunction with
        termination of employment contracts.............    $     --            $    --
      Issuance of common stock in conjunction with
        exercise of stock option........................    $     --            $    --
      Issuance of common stock in conjunction with
        retirement of debt..............................    $     --            $    --
      Exchange of common stock with another company's ..
        common stock....................................    $     --            $    --
      Exchange of common stock with another company's
        common stock....................................    $     --            $    --





                                                                             Year ended June 30,
                                                            --------------------------------------------------
                                                               1999               1998                  1997
                                                            ---------           --------            ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

      Cash paid for interest............................    $   84,507          $550,201            $  623,804

      Cash paid for income taxes........................    $  476,269          $     --                    --
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:

      Convertible notes converted to common stock.......    $   20,000          $    --             $2,018,830
      Redeemable series "A" preferred stock converted
        to common stock.................................    $1,149,745          $    --             $       --

      Private offering of common stock..................    $  205,256          $    --             $       --
      Issuance of common stock in conjunction with
        termination of employment contracts.............    $  168,334          $    --             $       --
      Issuance of common stock in conjunction with
        exercise of stock option........................    $   84,167          $    --             $       --
      Issuance of common stock in conjunction with
        retirement of debt..............................    $   75,000          $    --             $       --
      Exchange of common stock with another company's ..
        common stock....................................    $2,000,000          $    --             $       --
      Exchange of common stock with another company's
        common stock....................................    $1,000,000          $    --             $       --



                 See notes to consolidated financial statements.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)

         TekInsight.Com, Inc. incorporated in Delaware on May 27, 1989 as Universal Self Care, Inc. and changed its name to Tadeo Holdings, Inc. on February 2, 1998. Tadeo changed its name to TekInsight.Com, Inc. in November 1999. Prior to TekInsight's acquisition of AstraTek and the creation of TekInsight Services, Inc. (formerly Tadeo-E Commerce Corp.), TekInsight supplied and distributed both prescription and non-prescription medications and durable medical equipment and supplies principally to persons suffering from diabetes. On October 27, 1998, TekInsight acquired AstraTek, Inc., a New York corporation, pursuant to a merger of a wholly-owned subsidiary of TekInsight into AstraTek, with AstraTek being the surviving corporation and becoming a wholly-owned subsidiary of TekInsight. The accompanying financial statements and footnotes are presented to reflect the acquisition under the pooling of interests method of accounting, which requires the restatement of prior years' financial statements as if the acquisition was consummated at the beginning of all periods presented.

         On May 25, 1999, TekInsight incorporated TekInsight Services in Delaware as a wholly-owned subsidiary of TekInsight to be active in the electronic commerce industry.

         TekInsight is the parent corporation for the following wholly-owned subsidiaries: Physicians Support Services, Inc., a California corporation; Clinishare Diabetes Centers, Inc., d/b/a SugarFree Centers, Inc., a California corporation; USC-Michigan, Inc., a Michigan corporation, and its wholly-owned subsidiary, PCS, Inc.-West, a Michigan Corporation. The above-named subsidiaries have discontinued operations.

1.       Summary of Significant Accounting Policies

         A. Principles of Consolidation - The financial statements include the accounts of TekInsight and its wholly-owned subsidiaries. All significant inter-company transactions have been eliminated.

         B. Revenue Recognition - TekInsight licenses software to end users under license agreements. TekInsight has recognized revenues in accordance with Statement of Position 97-2 entitled "Software Revenue Recognition" (SOP 97-2), issued by the American Institute of Certified Public Accountants.

         C. Property and Equipment - Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter.

         D. Income (loss) per Common Share - Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Convertible preferred stock has been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material.

         E. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         F. Cash and Cash Equivalents - TekInsight considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

         G. Stock Based Compensation - TekInsight accounts for employee stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees." TekInsight has

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)

adopted the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation."

         H. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

         I. Impairment of Long-Lived Assets - TekInsight reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1999 and at June 30, 1999, TekInsight believes that there has been no impairment of its long-lived assets.

         J. Capitalized Software Costs - TekInsight accounts for costs of developing computer software for sale in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", under which costs incurred prior to the establishment of a product's technological feasibility are expensed as research and development and costs incurred from the point of technological feasibility through the point that a product is ready for market are capitalized and amortized in the greater of the relations that revenues earned bear to total expected revenues over the life of the product or straight-line over the life of the product. Capitalized software costs are evaluated periodically and written down to net realizable value when necessary. Amortization of capitalized software costs for the periods ended June 30, 1999, 1998, and 1997 were $312,966, $82,674, and $20,489, respectively.

         K. Comprehensive Income - TekInsight has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130) "Reporting Comprehensive Income." Comprehensive income is comprised of net income (loss) and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distribution to stockholders.


         L. Interim Financial Statements. The consolidated financial statements as of March 31, 2000 and for the nine months ended March 31, 2000 and 1999 are presented as unaudited. In the opinion of management, these financial statements include all adjustments necessary to present fairly the information set forth therein. These adjustments consist solely of normal recurring accruals. The interim results of operations for the nine months ended March 31, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year or for any other interim period.


2.       Discontinued Operations

         On January 28, 1998, TekInsight sold its operating assets and the stock of its two principal operating subsidiaries, Diabetes Self Care, Inc. and USCI Healthcare Management Solutions, Inc., to Gainor Medical Management, LLC, a privately held Georgia company, for a gross purchase price of $34 million in cash, as reduced by $8,725,226 of specified liabilities of TekInsight, and $17 million by the delivery of a Gainor convertible subordinated promissory note . Out of the cash received at closing, TekInsight satisfied an aggregate of $4,451,136 in liabilities to permit the required transfer of assets to Gainor free and clear of encumbrances. The note bore interest at a simple rate of 7% per annum through December 31, 1998 and 8% thereafter until payment in full of the principal balance no later than January 28, 2003. Prior to its maturity, the note was convertible into equity securities of Gainor, at the election of TekInsight, upon the successful completion of a public offering of such equity securities by Gainor, subject to restrictions. TekInsight's stockholders approved the sale of its business at their annual meeting

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)

held on January 26, 1998 in Livonia, Michigan, at which time they also approved an amendment to TekInsight's certificate of incorporation, changing its name to TekInsight.

         In addition to offsets for customary indemnification under the asset purchase agreement among the parties, dated November 14, 1997, the principal amount of the note was subject to reduction in the event that (i) such principal amount did not equal at least 75% of Gainor's revenues from operation of Diabetes during calendar 1998, in which event the note would be reduced by the difference between 75% of such revenues and $17 million, (ii) Gainor would not able to collect at least $5.75 million from the accounts receivable sold to Gainor as part of the transaction during the one-year period succeeding the closing, in which event the note would be reduced by the difference between $5.75 million and the amount of receivables actually collected, and (iii) prior to July 28, 1998 fewer than 3,334 former customers of PCS, Inc. West will be customers of Gainor, in which event the note would be reduced by $600 for each former customer of PCS, Inc. West less than the minimum 3,334 who fails to transfer to Gainor, up to a maximum amount of $2 million.

         In September 1998, Gainor notified TekInsight that the assignment of benefits provision is currently at the maximum adjustment level of $2 million. Gainor made a $559,800 downward adjustment to the note principal, and granted an extension until November 21, 1998 of the time for a sufficient number of assignments of benefits to be received by Gainor in order to avoid further downward adjustment to the note principal. Gainor had previously reduced the note balance by approximately $145,000, for what were claimed to be unrecorded purchase date accruals, as an adjustment to the closing balance sheet under the asset purchase agreement. In addition, Gainor notified TekInsight that as of August 31, 1998, (i) its collection of receivables purchased from TekInsight pursuant to the asset purchase agreement were behind schedule that, an annualized basis, would result in collecting more than $5.75 million of such account, and (ii) its generation of revenues from operations of the purchased business was not as anticipated, either of which could result in additional downward adjustments to the note principal under the terms of the asset purchase agreement.

         As a result of the aforementioned, TekInsight reduced the carrying basis of the note to $6 million at June 30, 1998 based on what management believed would be the value of the note if it were to be sold to an unrelated third party in an arms-length transaction.

         Accordingly, TekInsight reduced the gain on the disposal of the discontinued business by $11 million.

         In April 1999, the note was prepaid by Gainor in the amount $9.3 million and TekInsight recognized a gain of $3.3 million on the collection of such Note.

         In connection with TekInsight's sale of Diabetes, the accompanying financial statements have been restated to present such businesses as discontinued operations.

         The revenue of the discontinued businesses was $19,136,465 and $34,001,626 for the fiscal years ended June 30, 1998 and 1997, respectively.

3.       Business Acquisition

         On October 27, 1998, TekInsight completed the acquisition of AstraTek pursuant to a merger. TekInsight acquired AstraTek pursuant to a merger of AstraTek Acquisition Corp., a wholly-owned subsidiary of TekInsight, with and into AstraTek, with AstraTek becoming the wholly-owned subsidiary of TekInsight. The merger was effected in accordance with an agreement and plan of merger, dated as of

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)


October 23, 1998, among TekInsight, AstraTek Acquisition Corp., AstraTek and the stockholders of AstraTek.

         AstraTek develops software tools and related products for Internet and intranet technology and provides consulting and professional services for several major companies. As per the merger agreement delivered to AstraTek stockholders, TekInsight issued 2,294,900 shares of TekInsight's common stock in exchange for cancellation of all the issued and outstanding shares of the capital stock of AstraTek prior to the merger and the issuance of 100 shares of AstraTek common stock to TekInsight post-merger. The acquisition is accounted for as a pooling of interests business combination. Accordingly, TekInsight's prior years' financial statements are restated as if the acquisition had been consummated at the beginning of all periods presented. The revenue and net income for TekInsight and AstraTek from July 1, 1998 through October 27, 1998, and the fiscal years ended June 30, 1998 and 1997 are as follows:

                                July 1, 1998 through            Year ended                  Year Ended
                                  October 27, 1998             June 30, 1998                   1997
                             ------------------------     -----------------------    -------------------------
                             TekInsight     AstraTek      TekInsight     AstraTek     TekInsight      AstraTek
                             ----------   -----------     ----------    ---------    -----------     ---------
Revenue                                   $  363,594                    $ 996,473                    $ 454,771
Net income (loss)            $ (461,879)  $ (211,116)     $2,394,351     (529,063)   $(2,653,231)      228,778


4.       Marketable Securities

         On September 24, 1998, TekInsight completed a stock purchase agreement between ViewCast.com Inc. (VCST) and TekInsight. VCST purchased $2 million worth of restricted TekInsight common stock valued at $2 million for $2 million worth of VCST common stock. TekInsight issued 1,240,310 shares of TekInsight common stock at the sale price of $1.6125 per share and received one million shares of VCST's common stock for the purchase price of $2.00 per share. In the case of each corporation, the number of shares issued was less than 20% of the outstanding common stock of the issuer on September 24, 1998. On April 23, 1999, TekInsight sold approximately 460,000 shares of VCST for $6.00 a share in a private transaction. TekInsight realized a net gain of approximately $1,690,000 after brokerage commissions from this sale.

         In June 1999, TekInsight exchanged $1 million market value of its common stock, $.0001 par value, for $1 million market value of shares of common stock, $.0001 par value, of a direct marketing company, StyleSite Marketing, Inc. (formerly Diplomat Direct marketing Inc.) under the terms of a securities purchase agreement. In addition, TekInsight purchased 10,000 shares of Style convertible preferred stock at $100.00 per share from the same direct marketing company.

         Pursuant to an agreement with Business Talk Radio.Net, Inc. (See note
10) TekInsight owns 564,056 shares of Business Talk Series C preferred stock, par value $.0001 per share, convertible into 5% of the current outstanding capital stock of Business Talk. Each share of Class C preferred stock has a liquidation preference of $.4432 until January 1, 2000, at which time the Class C preferred stock preference becomes $.2217. On January 3, 2000, TekInsight Services exercised an option, which, for a payment of $250,000, TekInsight acquired an additional 564,056 shares of Business Talk Series C preferred stock for $.4432 per share.


         Style announced on January 21, 2000 that it had filed a Chapter 11 Petition in the New York Southern District for itself and its subsidiaries. TekInsight has set up an allowance for doubtful accounts on its receivables from Style in the amount of $111,500 as of December 31, 1999. TekInsight is currently carrying on its balance sheet at March 31, 2000 under "Investments - marketable

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)


securities", 1,066,098 shares of common stock of Style at 99% below cost, or at $.01 per share. TekInsight also has 10,000 shares of Series G preferred stock of Style at $100.00 per share. TekInsight holds a personal guarantee from Robert Rubin, an affiliate of Style, on obligations with respect to the preferred stock, and the value has been kept at cost. Depending upon the results of a further analysis of this guarantee at year end, TekInsight may adjust the value of the preferred stock.

         On April 20, 2000, TekInsight filed an action against Style and its lender, First Source Financial, LLP, in the United State Bankruptcy Court, Southern District of New York (Bankruptcy Case No. 00-10099), to establish a constructive trust in its favor with respect to, and to request that the court order Style and First Source to deliver to TekInsight, the $1,000,000 purchase price paid for 10,000 shares of Style Series G preferred stock and the shares of TekInsight common stock having a then $1,000,000 market value delivered to Style in exchange for an equal market value of Style common stock under an agreement dated June 30, 1999.


         On September 1, 1999, AstraTek entered into a consulting and professional service agreement with 4th Peripheral Technologies, Inc., pursuant to which AstraTek is engaged to provide executive advisory consulting services, as requested, and on a fee schedule to be negotiated at the time an assignment is made, intended to increase 4th Peripheral's value and strategic position in connection with its business as a developer of cyber extension technology to provide remote access to data from handheld devices. In an effort to strengthen AstraTek's strategic relationships with 4th Peripheral, TekInsight purchased in private placement of securities 250,000 shares of 4th Peripheral common stock, par value $.0001 per share, for $250,000.


         The aforementioned marketable securities have been classified as available for sale securities at March 31, 2000 and June 30, 1999 and accordingly, the unrealized gain resulting from valuing such securities at market value is reflected as a component of stockholders' equity.


5.       Asset Purchase Agreement

         In August 1997, TekInsight executed an agreement with Bankers Trust, under which TekInsight acquired the rights to some of its software, which was under development by principals of TekInsight in their capacity as employees of Bankers Trust. In connection with the agreement, Bankers Trust is owed $100,000 and an approximate quarterly revenue share amount of $25,000 (which are included in June 30, 1999 year end accruals.) The quarterly accrual is related to asset purchase agreement, in which Bankers Trust will receive 10% of all revenues associated with the VisualAudit for Excel product until such time as Bankers Trust has received $250,000 and 5% of all revenues associated with the VisualAudit for Excel product until such time as Bankers Trust has received $500,000.

6.       Note Receivable

         TekInsight provided a cosmetic manufacturing and marketing company, Azurel Ltd, with $1,528,167 in loan financing through the issuance of one note bearing interest at 8% due in May 2001, and $500,000 through the issuance of a note bearing interest at 20.8% due in August 1999. The $500,000 note was later amended on August 12, 1999 to (i) extend the due date to June 2000, (ii) reduce the interest rate to 10%, and (iii) increase the principal of the note from $500,000 to $550,000 for accrued interest of $26,580 and a premium of $23,420 for extending the maturity date and lowering the interest rate. In addition, TekInsight received warrants to acquire 500,000 shares of common stock of such company at an exercise price of $1.50 per share.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)


         Repayment of amounts outstanding under the credit note was secured by a pledge of approximately 66.66% of the outstanding shares of Azurel operating subsidiaries under the terms of the pledge security agreement, but which pledge has since been released following a sale of those subsidiaries by Azurel and the restructure of the security arrangement with a pledge to TekInsight Services of a $1,800,000 subordinated promissory note being part of the purchase price therefor. In consideration for its pledge release, the exercise price on warrants to acquire 500,000 shares of Azurel common stock held by TekInsight and TekInsight Services was lowered to $.60 per share (the current market price of Azurel common stock) from $1.50 per share. The Azurel warrants were received from Azurel originally in further consideration for advances to Azurel under the credit note. The shares acquired upon exercise of such Azurel warrants are subject to registration rights provided under the terms of a registration rights agreement, as amended, dated June 1, 1999.

         Azurel is in default in its interest payments on the credit note and the note, and on lease payments under an equipment lease of computer hardware and software terminating in November 2001, and defaults have been declared. Due to the fact that TekInsight is currently negotiating to restructure all of such obligations with Azurel, it has not accelerated repayment of such obligations, attempted to foreclose on any available collateral, or sought to recover the leased equipment. As of March 31, 2000, income of $106,050 has been recognized for the three obligations mentioned above.


7.       Property and Equipment


                                                 March 31,              June 30,
                                                 --------         --------------------
                                                   2000            1999         1998
                                                 --------         -------      -------
Furniture and fixtures......................      $20,905         $20,906      $20,906
Computer software...........................        7,862           7,862        6,450
Computer equipment..........................      136,046          92,424       75,360
Machinery and equipment.....................        3,227              --        3,227
Leasehold Improvements......................        9,149
                                                 --------         -------      -------

                                                  177,189         121,192      105,943
Less: accumulated depreciation..............      (70,896)        (49,254)     (25,977)
                                                 --------         -------      -------
                                                 $106,293         $71,938      $79,966
                                                 ========         =======      =======


                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)

8.       Notes Payable


         Notes payable at March 30, 2000, June 30, 1999 and June 30, 1998, respectively, consist of the following:



                                                                        March 31               June 30
      Creditor           Maturity Date         Interest Rate              2000                  1999                  1998
-----------------     -----------------     ------------------          ---------             ---------             --------
Officer               (B)                   None                          $17,675               $17,675             $ 77,500
Former Owner          March 31, 1999(C)     10%                                                                      109,021
Trust(A)              June 1, 2000          Floating Prime                     --                    --              640,592
                                                                          -------               -------             --------
                                                                                                 17,675              827,113
                                            Less:  Short Term                                        --              163,260
                                                                          -------               -------             --------
                                            Long-Term Notes               $17,675               $17,675             $663,853
                                                                          =======               =======             ========


(A) Agreement dated June 1, 1997, subsequently assigned to a trust, the beneficiaries of which are relatives of an officer, stockholder and director, to provide maximum funding of $750,000, collateralized by substantially all of AstraTek, Inc.'s assets. The debt went into a default because of the non-payment of interest. On October 22, 1998, AstraTek, Inc. obtained a waiver from the holder to forebear any action through November 30, 1998. In exchange, TekInsight agreed to pay a fee of $10,000 and to convert $350,000 of the principal into 378,829 shares of common stock

(B) To be repaid out of future profits, if any, at a maximum aggregate amount of $2,000 per month.

(C)      Due to a former owner of a subsidiary, unsecured, payable monthly.


9.       Concentration of Credit Risk

         TekInsight maintains cash balances at a financial institution located in New York. Accounts at the institution are insured by Federal Deposit Insurance Corporation up to $100,000. TekInsight's cash balances exceeded such insured limits.

10.      Commitments, Contingencies, and Other Agreements

         TekInsight is obligated under two leases for base annual rent of approximately $114,000 (Michigan) and $126,000 (New York City) through September 2002 and November 2002, respectively. A portion of the Michigan location has been subleased for rent of $47,592 annually, plus an allocation of 42.5% of common area expenses under the master lease.

         Department of Health Services - One of TekInsight's discontinued wholly-owned subsidiaries underwent an audit by the California State Controller's Office, Division of Audits, for the purpose of determining compliance with guidelines of the California Department of Health Services ("Medi-Cal") and the California State Board of Equalization. The controller's office issued a report to the effect that the subsidiary owed, and issued a letter of demand for, $1.3 million, contending that for the period July 1, 1990 to June 30, 1993, the subsidiary practiced unfair pricing to its customers. Additionally, accrued interest on the amount demanded is also sought by the controller's office. The subsidiary has appealed the ruling, which has been upheld. The California Court of Appeals has also upheld the ruling. TekInsight has provided a reserve of $1,400,000, $700,000 of which was accrued in the year ended June 30, 1999. There is no other material litigation against TekInsight or its subsidiaries.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)


         On May 28, 1999, as amended by agreements dated as of June 1, 1999, TekInsight Services entered into a Web design and consulting agreement with Azurel, Ltd., a public company engaged in the business of manufacturing and distributing cosmetics and other related products. Under the terms of the Azurel Web agreement, based upon the fee schedule to be included in that agreement, TekInsight Services agreed to provide all necessary consulting and development services to design, maintain and enhance Azurel's electronic commerce Internet sites and other related electronic commerce marketing vehicles. TekInsight services paid Azurel $500,000 for Azurel's provision of content and marketing consulting services in connection with assistance provided to TekInsight Services' electronic commerce development activities for Azurel and other clients. At the same time, to enhance the strategic relationship between Azurel, TekInsight and TekInsight Services, TekInsight Services lent to Azurel an aggregate of $1,528,167 under the terms of a credit agreement, as amended, dated as of June 1, 1999 (with part of the aggregate principal reflecting the restructuring of a March 31, 1999 short-term $500,000 promissory note), with interest payable at the rate of 8% per annum, payable monthly, and with all principal and accrued interest due on May 28, 2001. Repayment of amounts outstanding under the credit agreement is secured by a pledge of a $1,800,000 subordinated promissory note made to the order of Azurel under the terms of a pledge security agreement, as amended, by and between Azurel, TekInsight and TekInsight Services. In further consideration for its advances to Azurel under the credit agreement, TekInsight Services received from Azurel warrants to acquire 500,000 shares of Azurel common stock, exercisable at $1.50 per share which was subsequently lowered to $.60 per share, with the shares acquired upon exercise of such warrants being subject to registration rights provided under the terms of registration rights agreement, as amended, dated as of June 1, 1999. On May 12, 1999, TekInsight extended a $500,000 loan to Azurel, due August 1999, bearing interest at 20.8%. The $500,000 note was later amended on August 12, 1999 to (i) extend the due date to June 2000, (ii) reduce the interest rate to 10%, and (iii) increase the principal of the note from $500,000 to $550,000 for accrued interest of $26,580 and a premium of $23,420 for extending the maturity date and lowering the interest rate.


         Under agreements dated as of June 30, 1999, TekInsight Services entered into both a Web design and consulting agreement and an online hosting agreement with Style, a public company engaged in the business of distributing women's and children's fashion apparel and related accessories through catalogue sales and over the Internet. Under the terms of the Style Web agreements, based upon the fee schedules provided in those agreements, TekInsight Services was to provide all necessary consulting and development services to design, maintain and enhance Style's electronic commerce Internet sites and other related electronic commerce marketing vehicles, as well as to host those sites on behalf of Style. TekInsight Services paid Style $500,000 for Style's provision of content and marketing consulting services in connection with assistance provided to TekInsight Services' electronic commerce development activities for Style and other clients. In addition to payments by Style for the services provided under the Style Web agreements, in further consideration for its services to Style under the Style Web agreements, TekInsight Services will receive royalties from Style based upon Style's ongoing electronic commerce businesses.

         The royalties are equal to 5% of Style's electronic commerce revenues, until $500,000 has been paid to TekInsight Services, and thereafter 20% of specified Style electronic commerce net income in perpetuity. Pursuant to Style's Chapter 11 filing in January 2000 it is uncertain as to whether TekInsight will be able to enforce Style's obligation to pay royalties under the Web agreement.

         TekInsight Services has entered into an agreement with Business Talk under which, for a payment of $250,000, TekInsight Services obtained an assignable credit for the purchase of advertising time on radio programs operated by Business Talk having a value of $1,200,000, and shares of Series C preferred stock convertible into 5% of the currently outstanding capital stock of Business Talk. As part of

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)

the transaction, TekInsight Services obtained an option to acquire an equivalent number of shares of Business Talk capital stock for an exercise price of $250,000 (which it exercised in February 2000), as well as the right to "stream" the content of Business Talk programming on its and its affiliates Web sites during the course of a three-year period without an additional payment to Business Talk. Business Talk creates and distributes the content of its business-oriented radio programming for broadcasting on third-party operated radio stations in a variety of markets throughout the United States.


         On November 5, 1999, TekInsight signed a web site design and development agreement with Med-Emerg International, a physician management company in Canada. Med-Emerg through its subsidiary HealthyConnect.com, Inc., an Internet information technology company, uses enabling technology to link patients, physicians and service providers. Pursuant to the agreement, TekInsight will receive, measured as of the date of the agreement, a total of $775,000, payable in three equal monthly payments of $50,000 and three equal monthly payments of $75,000 along with 320,000 shares of Med-Emerg common stock having a fair market value of $1.25 per share on the date of the agreement ($400,000). The Med-Emerg common stock became deliverable on June 5, 2000. In return, TekInsight will jointly develop with Med-Emerg a health portal.

         On May 15, 2000 TekInsight entered into a consulting agreement with its President who is also a director. The agreement expires in February 2002 and automatically renews for successive 90 day periods unless terminated by either party. The agreement provides for a monthly consulting fee of $23,000 and options to purchase 400,000 shares of TekInsight at $3.00 per share. Of the options granted, options for 200,000 shares vested and were exercisable as of February 1, 2000. The remaining 200,000 options vest and are exercisable, 100,000 each when the average closing price for one share of TekInsight common stock for the five trading days immediately prior to such date attains $6.00 and $8.00 per share, respectively. In addition, the President shall also receive options to purchase either 2% or 4% of the common stock of BugSolver.com, Inc., in the event the merger of BugSolver with a pre-determined entity and/or private placement of at least $4,000,000 of BugSolver equity securities.

         TekInsight also entered into a consulting agreement with The Exigo Group dated June 1, 2000 for the provision of sales and marketing consultant services to TekInsight and its affiliates by The Exigo Group. Subject to TekInsight's approval, The Exigo Group shall select a single employee to provide services at locations as directed by TekInsight. The consulting agreement terminates on September 30, 2000 and automatically renews for successive 90-day periods unless either party gives notice of termination. For its services, The Exigo Group shall receive (i) a consulting fee of $12,500 a month and (ii) options to purchase 120,000 shares of TekInsight at an exercise price of $3.00 per share. This option vests in allocations of 30,000 shares each when the five-day average closing price for one share of TekInsight common stock is $4.00, $5.00, $7.00 and $9.00, respectively.

         On May 24, 2000, TekInsight entered into a consulting agreement with Core Strategies, LLC for the provision of strategic marketing, planning and counseling services to TekInsight. The Executive Vice President - Marketing of TekInsight, is also the Chief Executive Officer of Core Strategies and shall directly manage the services to be provided to TekInsight. The agreement is effective as of March 1, 2000 and continues indefinitely unless either party gives 30 days written notice of termination. In exchange for its services, Core Strategies shall receive (i) a consulting fee of $12,000 a month and (ii) an option to purchase 100,000 shares of TekInsight at an exercise price of $3.00 per share. This option vests in allocations of 25,000 shares each unless the five day average closing price for one share of TekInsight common stock is $3.00, $5.00, $6.00 and $8.00, respectively. Core Strategies shall also receive a monthly communications fee equal to 2% percent of its consulting fees for expenses incurred for telephone calls, postage, delivery and similar charges.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)


         On May 18, 2000, TekInsight announced the formation of TekInsight e-Government Services, a joint marketing effort with Data Systems (see Note 17) intended to serve large and small municipalities and state and government agencies.


11.      Income Taxes

         TekInsight accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109.) SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

         The benefit for income taxes from continuing operations differs from the amount computed applying the statutory federal income tax rate to loss before income taxes as follows:

                                                                      Year Ended June 30,
                                                           1999              1998              1997
                                                        ---------         ---------         ---------
Income tax benefits computed at statutory rate          $(248,000)        $(392,000)        $(207,000)
Income tax benefit not recognized                         248,000           392,000           207,000
                                                        ---------         ---------         ---------
Income tax benefit                                      $      --         $      --         $      --
                                                        =========         =========         =========

         During the year ended June 30, 1999, TekInsight utilized approximately $3,100,000 of available net operating loss carryforwards. AstraTek has approximately $1,200,000 of net operating loss carryforwards subject to limitations on annual utilization because there was "equity structure shifts" or "owner shifts" involving 5% Shareholders (as these terms are defined in Section 382 of the Internal Revenue Code), which have resulted in a more than 50% change in ownership. The resulted deferred tax asset from such net operating loss carryforwards has been fully reserved for.


12.      Stockholders' Equity

         A. Preferred stock - The certificate of incorporation of TekInsight authorizes the issuance of a maximum of 10,000,000 shares of preferred stock. TekInsight's Board of Directors is vested with the authority to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of shares of any such series to the extent permitted by the laws of the State of Delaware and the Articles of Incorporation.

         B. Series A redeemable preferred stock - In April 1995, in connection with the acquisition of PCS, Inc. - West, TekInsight issued 580,000 shares of Series A redeemable preferred stock. The shares contained a liquidation preference of $5 per share and paid no dividends. They are mandatorily redeemable at $5 per share, over a five-year period in equal monthly installments beginning in October 1995. TekInsight recorded the present value of the required future payments as a liability utilizing a discount rate of 9%. The portion of the monthly redemption installments which are attributed to this discounting factor are accounted for as preferred stock dividends. At June 30, 1998, there were 229,950 shares outstanding. In August 1998, TekInsight amended the certificate of designation to allow for the conversion of the Series A preferred stock and the remaining balance was converted into 1,363,163 shares of common stock in September 1998.

         C. In April 1995, in connection with the acquisition of PCS, TekInsight issued 1,000,000 shares of Series B cumulative convertible preferred stock. Each share contains a liquidation preference of

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)

$1.00 per share. Each share was convertible into common stock at the rate of two shares for one common share and paid a cumulative dividend at the rate of $.02 per share annually, beginning in September 1996, increasing to $.12 per share through June 30, 2000. However, such dividend only become payable if, in the immediate preceding fiscal year, TekInsight had pre-tax income of at least $500,000. In August 1999, all Series B preferred stock was converted into 500,000 shares of common stock in accordance with the corporate charter and at the request of the holders.


         D. In connection with its December 1992 public offering, TekInsight has 1,143,800 Class A warrants outstanding to purchase common stock at $3.30 per share which expire in December 2000.


         13. Stock Option Plan

         A. TekInsight's 1992 employee stock option plan was approved by TekInsight's board of directors and stockholders in June 1992. On July 28, 1993, 210,000 stock options, exercisable at $1.50 per share, for a period of ten years, were issued under the 1992 plan. Options granted under the 1992 plan may include those qualified as incentive stock options under Section 422A of the Internal Revenue Code of 1986, as amended, as well as non-qualified options. Employees as well as other individuals, such as outside directors, who provide necessary services to TekInsight are eligible to participate in the 1992 plan. Non-employees and part-time employees may receive only non-qualified stock options. The maximum number of shares of common stock for which options may be granted under the 1992 plan is 500,000 shares.

         B. In November 1997, TekInsight established the 1997 stock option plan for non-employee directors, which authorizes the issuance of up to 300,000 options to purchase common stock at an exercise price of 100% of the common stock's market price. Subsequent to its adoption at the annual meeting in February 1998, 30,000 five-year options were granted under this plan at an exercise price of $1.81 per share. On each of July 1, 1999 and 1998, an additional 30,000 five-year options were granted at an exercise price of $3.78 and $.97 per share, respectively.

14.      Accounting for Stock Options

         TekInsight accounts for stock options issued to employees under APB Opinion No. 25, "Accounting for Stock Issued to Employees", under which no compensation expense is recognized if the exercise price equals the stock market value on the measurement date (generally the grant date.) TekInsight has adopted the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

         For disclosure purposes, the fair value of each option is measured at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions used for stock options granted during the years ended June 30, 1999, 1998 and 1997, respectively; annual dividends of $0.00 for all years; expected volatility of 50% for the year ended June 30, 1999, and 86.3% for the years ended June 30, 1998 and 1997; risk free interest rate of 5.7% for the year ended June 30, 1999, and 7.0% for the years ended June 30, 1998 and 1997, and expected life of five years for all years.

         If TekInsight had recognized compensation cost in accordance with SFAS No. 123, TekInsight's pro forma net loss and net loss per share would have been $3.1 million and $.30 for fiscal 1997. The effect for fiscal 1999 and 1998 would not be material.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)

         The following table summarizes the changes in options outstanding and the related price ranges:

                                                                        Weighted
                                                                        Average              Range of
                                                    Shares           Expected Price       Exercise Price
                                                   ---------         --------------       --------------
Outstanding at June 30, 1996.........              1,081,667            $ 1.33             $1.00 - $1.50
Granted..............................                275,999              1.72               .70 -  1.50
                                                   ---------         --------------       --------------
Balance June 30, 1997................              1,357,666              1.41              1.00 -  2.25
Granted..............................                 55,000              2.15              1.81 -  2.50
                                                   ---------         --------------       --------------
Balance June 30, 1998................              1,412,666              1.44              1.00 -  2.50
Granted..............................                306,167               .99                94 -  1.00
Exercised............................               (84,167)              1.00                      1.00
                                                   ---------         --------------       --------------
BALANCE JUNE 30, 1999................              1,634,666            $ 1.27              $ .93 - 2.50
                                                   =========         ==============       ==============


         The following table summarizes information about stock options outstanding at June 30, 1999:

                                                           Weighted Average
                              Range of Average           Remaining Contractual
Exercise Prices                  Outstanding                 Life in Years
---------------               ----------------           ---------------------
$.93 - $5.50                      1,634,666                      4.45


         Options exercisable at June 30, 1999 and 1998 were 1,490,666 and 1,412,666 respectively.

15.      Note Receivable - Officer

         On November 25, 1998, TekInsight advanced $70,000 to Brian Bookmeier, TekInsight's president, in exchange for a note receivable, which bore interest at the rate of 10% per annum. This note was paid in full during the fiscal year ended June 30, 1999.

         On November 22, 1999, TekInsight loaned Seven Sons, Inc., a golf and tennis equipment store, of which Brian Bookmeier, a director of TekInsight, is a principal, $100,000 for its operations. The $100,000 secured note bore interest at 10% (per annum) and its original December 30, 1999 maturity was extended to March 31, 2000 in consideration for an increase in interest rate to 11% per annum. The note was paid in full at maturity.

16.      Termination Agreements

         TekInsight entered into the following contracts subsequent to the disposal of its business:

         A. TekInsight agreed to make severance payments aggregating $708,000 to a former operating officer. An initial payment of $250,000 was paid and the remaining $458,000 was to be paid in sixty equal monthly installments of $7,633 commencing March 1998 and continuing through March 2003. TekInsight recorded the present value of this contract at $359,265. The balance which was $280,209 at June 30, 1999 is currently payable since the note due from Gainor was prepaid (See Note 2). Additionally, TekInsight will continue to pay quarterly premiums on the officer's existing $350,000 life insurance policy through December 31, 1999.

         B. TekInsight entered into agreements with three former officers in July 1998, for an aggregate consideration of $862,498, with $385,000 paid in August 1998, $225,000 settled through the issuance of notes payable due in January 2000, bearing interest at 7% per annum and the $252,490 balance settled by exchanging cash severance payments for the direct issuance of 168,334 shares of common stock (at $1.00 value per share) and the exercise price of concurrently granted options to acquire

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)

84,167 shares of common stock at $1.00 per share. TekInsight has retired these contracts as of June 30, 1999.


17.      Subsequent Events

         In November 1999 TekInsight formed BugSolver.Com, Inc. to provide technology and services for the resolution of computer hardware and software systems failures.


         On January 18, 2000 TekInsight, signed a letter of intent with Data Systems Network Corporation. Pursuant to the letter of intent, Data Systems agreed to enter into a proposed acquisition transaction calling for Data Systems to be merged into TekInsight Services, Inc., a wholly owned and principal operating subsidiary of TekInsight. In consideration for the merger, shareholders of Data Systems will receive a number of shares of a new class of TekInsight convertible preferred stock (convertible into TekInsight common stock) proposed to be listed on the Nasdaq SmallCap Market that will have a market value of between $12,500,000 and $18,000,000, with such value to be based upon the market price of TekInsight common stock at the time of closing. Although no assurances can be given, the parties intend to close the merger by June 30, 2000.


         On February 18, 2000, TekInsight and Data Systems entered into an agreement and plan of merger pursuant to which Data Systems will be merged into TekInsight Services, Inc., a wholly owned and operating subsidiary of TekInsight. In consideration for the merger, shareholders of Data Systems' will receive a varying purchase price which will equal $12,500,000 if the market price of TekInsight's common stock at the time of closing is less than $5.00 per share, $16,000,000 if the market price is between $5.00 and $7.00 per share, and $18,000,000 if the market price is over $7.00 per share. The merger price will be delivered to shareholders of Data Systems through a distribution of a number of shares of a new class of TekInsight convertible preferred stock proposed to be listed on the Nasdaq SmallCap Market. Completion of the merger is subject to a number of conditions, including receipt of TekInsight and Data Systems shareholder approval, acceptance by Nasdaq for the listing of the convertible preferred stock and other customary closing conditions. There can be no assurance the Nasdaq listing will be obtained for the newly issued convertible preferred stock, or that any of the closing conditions will be satisfied. By agreement dated June 28, 2000, among other things, the outside closing date for the merger was extended to September 15, 2000. Although no assurances can be given, the parties intend to close the merger no later than August 15, 2000.

                      TekInsight.Com, Inc. and Subsidiaries
                         (formerly Tadeo Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                   (unaudited with respect to the nine-months
                    ended March 31, 2000 and March 31, 1999)


         On April 4, 2000 TekInsight announced that it signed a letter of intent to acquire Big Technologies, Inc. for $1.2 million in market value of TekInsight common stock and an incentive plan which could earn an additional $650,000 in market value of TekInsight common stock. Big Technologies is an Internet-solutions firm specializing in the development of government sites with advanced transactional applications. On May 17, 2000, TekInsight closed this acquisition, with Big Technologies shareholders receiving $1.05 million of TekInsight common stock and $150,000 in cash, as well as $650,000 if Big Technologies achieves specified revenue targets during the first year after merger. Under terms of the merger agreement TekInsight may be required by December 2000 to repurchase up to $100,000 of the shares issued. In connection with the merger, the president and chief executive officer of Big Technologies signed a three year employment agreement providing for annual compensation in the amount of $130,000. The former stockholders of Big Technologies also received 3.5% of the common stock of Big Technologies post-merger. On June 30, 2000 Big Technologies changed it name to TekInsight e-Government Services, Inc. (Note 10).

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Data Systems Network Corporation

We have audited the consolidated balance sheets of Data Systems Network Corporation and Subsidiaries (a Michigan corporation) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Data Systems Network Corporation and Subsidiaries as of December 31, 1999 and December 31, 1998, and the results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has suffered recurring losses from operations and has a deficit in working capital. These matters, among others, as discussed in Note B to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP


/s/ Grant Thornton LLP

Southfield, Michigan
February 14, 2000

                           INDEPENDENT AUDITORS REPORT

To the Directors and Shareholders
Data Systems Network Corporation

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Data Systems Network Corporation for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Data Systems Network Corporation referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced significant recurring losses from operations, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Plante & Moran, LLP


/s/ Plante & Moran, LLP

Southfield, Michigan
August 20, 1998

                        Data Systems Network Corporation
                           Consolidated Balance Sheets

                                                                    Unaudited
                                                                     March 31,           December 31,
                                                                   ------------  ------------------------------
                                                                       2000            1999            1998
                                                                   ------------  ------------------------------
                                     Assets
Current Assets:
     Cash and cash equivalents                                     $  1,339,963    $  1,516,709    $  2,695,863
     Accounts receivable (net of allowance of $240,000, $290,000 and $561,600 at March 31, 2000, December 31, 1999 and
     December 31, 1998 respectively.)                                 8,908,977       9,132,585      11,339,484
     Notes receivable                                                   532,035          50,000          60,000
     Inventories                                                         50,000         907,207       1,296,145
     Other current assets                                             1,207,588       1,132,070         347,983
                                                                   ------------    ------------    ------------
         Total current assets                                        12,038,563      12,738,571      15,739,475

Property and Equipment, net                                           1,345,444       1,385,498       2,522,978

Goodwill, (net of amortization of $603,313, $557,938 and
$388,438 at March 31, 2000, December 31, 1999 and December 31,
1998 respectively.)                                                   2,789,695       2,832,070       3,001,570

Other assets                                                            303,985         351,956       1,402,298
                                                                   ------------    ------------    ------------

Total assets                                                       $ 16,477,687    $ 17,308,095    $ 22,666,321
                                                                   ============    ============    ============

              Liabilities and Shareholders' Equity
Current Liabilities:
     Bank line of credit                                              4,147,957       5,217,794       3,231,287
     Accounts payable                                                 7,403,715       6,356,961       9,640,159
     Accrued liabilities                                              1,484,205       1,742,977       2,590,906
     Shareholder Settlement Liability                                         0              --       1,768,000
     Deferred maintenance revenues                                    1,710,263       1,598,024       3,865,320
                                                                   ------------    ------------    ------------
         Total current liabilities                                   14,746,140      14,915,756      21,095,672
Commitments and Contingencies                                                --              --              --
Shareholders' Equity
     Preferred stock, authorized 1,000,000 shares, none
     outstanding Common stock ($.01 par value; authorized
     10,000,000 shares issued and outstanding 5,509,224 and
     4,859,224 at March 31, 2000, December 31, 1999 and
     December 31, 1998, respectively                                     55,092          55,092          48,592
     Additional paid-in capital                                      18,575,219      18,575,219      17,951,219
     Accumulated deficit                                            (16,898,764)    (16,237,972)    (16,429,162)
                                                                   ------------    ------------    ------------
         Total shareholders' equity                                   1,731,547       2,392,339       1,570,649
                                                                   ------------    ------------    ------------
Total liabilities and shareholders' equity                         $ 16,477,687    $ 17,308,095    $ 22,666,321
                                                                   ------------    -------------   ------------

   The accompanying notes are an integral part of these financial statements.

                        Data Systems Network Corporation
                      Consolidated Statements of Operations

                                           Three Months Ended March 31,                Year Ended December 31,
                                          -----------------------------         -----------------------------------
                                              2000            1999                1999         1998         1997
                                           (unaudited)    (unaudited)
                                            --------------------------------    -----------------------------------
  REVENUES:
      Product revenue                       $8,532,450    $ 9,078,105        $ 32,451,828  $63,530,818  $67,845,466
      Service revenue                        4,722,402      5,270,411          20,373,707   21,792,682   18,151,674
                                            ----------    -----------          ----------- ------------ ----------
          Total revenues                    13,254,852     14,348,516          52,825,535   85,323,500   85,997,140
  COST OF REVENUES:
      Cost of products                       7,139,768      6,770,807          26,608,898   52,213,508   59,227,854
      Cost of services                       4,107,468      4,331,416          16,216,325   19,024,585   14,287,978
                                            ----------    -----------        ------------ ------------ ----------
          Total cost of revenues            11,247,236     11,102,223          42,825,223   71,238,093   73,515,832
  GROSS PROFIT                               2,007,616      3,246,293          10,000,312   14,085,407   12,481,308
  OPERATING EXPENSES:
      Selling expenses                       1,582,609      1,769,477           6,105,959    9,896,255   10,334,103
      General and administrative expenses      965,340      1,186,295           4,681,415    5,468,613    5,814,607
                                            ----------    -----------        ------------  -----------  ---------
          Total operating expenses           2,547,949      2,955,772          10,787,374   15,364,868   16,148,710
  (LOSS )/INCOME FROM OPERATIONS              (540,333)       290,521            (787,062)  (1,279,461)  (3,667,402)
  OTHER INCOME (EXPENSE):
      Shareholder settlement                                       --           1,137,500   (1,768,000)          --
      Loss on sale of equipment                                    --            (385,419)          --           --
      Interest income                           24,660         43,843             109,957      109,592      371,716
      Interest expense                        (151,573)      (122,233)           (564,859)    (802,328)  (1,612,583)
      Other income                               6,454         18,174             681,073       41,615      491,638
                                            ----------         ------        ------------     --------    -------
                                              (120,459)       (60,216)            978,252   (2,419,121)    (749,229)
      Earnings (loss) before
            discontinued operations           (660,792)       230,305             191,190   (3,698,582)  (4,416,631)
  DISCONTINUED OPERATIONS
      Loss from operations of Unified
            Network Services                                       --                  --   (1,686,053)    (557,469)
      Gain on Disposal of Unified
            Network Services                        --             --                  --      705,742           --
                                                    --             --                  --     (980,311)    (557,469)
                                            ----------    -----------        ------------  -----------  -----------
  NET EARNINGS (LOSS)                       $ (660,792)   $   230,305        $    191,190  $(4,678,893) $(4,974,100)
                                            ----------    -----------        ------------  -----------  -----------
      Earnings (loss) per common share -
            basic and diluted
      Continuing operations                 $    (0.12)   $      0.05        $       0.04  $     (0.76) $     (1.02)
      Discontinued operations                       --             --                  --        (0.20)       (0.13)
                                            ---------     -----------        ------------  -----------  -----------
                                                                                       --
      Net loss per common share             $    (0.12)   $      0.05        $       0.04  $     (0.96) $     (1.15)
                                            ----------    -----------        ------------  -----------  -----------
      Weighted average shares outstanding    5,509,224      4,859,224           5,204,703    4,859,224    4,324,229
                                            ==========    ===========        ============  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                        Data Systems Network Corporation
                 Consolidated Statements of Shareholders' Equity

                                             COMMON        ADDITIONAL PAID-IN       ACCUMULATED
                                              STOCK              CAPITAL              DEFICIT               TOTAL
                                            -------        ------------------       ------------         -----------
Balance at December 31, 1996                $32,550            $ 9,139,153          $ (6,776,169)        $ 2,395,534
    Exercise of stock options and
       warrant redemptions                   16,030              8,806,453                    --           8,822,453
    Net loss                                     --                     --            (4,974,100)         (4,974,100)
                                            -------            -----------          ------------         -----------

Balance at December 31, 1997                 48,580             17,945,606           (11,750,269)          6,243,917
    Exercise of stock options                    12                  5,613                    --               5,625
    Net loss                                     --                     --            (4,678,893          (4,678,893)
                                            -------            -----------          ------------         -----------

Balance at December 31, 1998                 48,592             17,951,219           (16,429,162)          1,570,649
    Issuance of shares in connection
       with shareholder settlement            6,500                624,000                    --             630,500
    Net earnings                                 --                     --               191,190             191,190
                                            -------            -----------          ------------         -----------

Balance at December 31, 1999                $55,092            $18,575,219          $(16,237,972)        $ 2,392,339

Net loss                                         --                     --              (660,792)           (660,792)
                                            -------            -----------          ------------         -----------

Balance at March 31, 2000 (unaudited)       $55,092            $18,575,219          $(16,898,764)        $ 1,731,547
                                            -------            -----------          ------------         -----------

   The accompanying notes are an integral part of these financial statements.

                        Data Systems Network Corporation

                      Consolidated Statements of Cash Flows

                                                       Three Months Ended March 31,               Years Ended December 31,
                                                    ---------------------------------      -----------------------------------------
                                                          2000           1999                    1999          1998          1997
                                                       (unaudited)    (unaudited)
                                                      ---------------------------------    -----------------------------------------
 Cash Flows From Operating Activities:
     Net Earnings (loss)                              $  (660,792)     $   230,305         $   191,190    $(4,678,893) $ (4,974,100)
     Adjustments to reconcile net earnings (loss)
     to net cash used in operating activities:
         Depreciation and amortization                    206,028          289,125           1,041,812      1,145,088       883,084
         Loss on sale of equipment                                              --             385,419            --             --
         Gain on disposal of UNS                                                --                  --        866,335            --
         Changes in assets and liabilities that
             provided (used) cash net of effects
             of discontinued operations:
         Investments                                                            --                  --      6,203,361    (6,203,361)
         Accounts receivable                              223,608        1,129,276           2,206,899     15,004,496   (16,410,447)
         Notes receivable                                      --           60,000              10,000        137,133       (97,043)
         Inventories                                      375,172          796,403             388,938       (294,795)      244,812
         Other current assets                             (75,518)         115,389            (784,087)       189,797       223,524
         Other assets                                      47,971          (42,293)          1,050,342      3,349,668      (667,355)
         Accounts payable                               1,046,754       (2,022,373)         (3,283,198)    (6,514,071)    8,798,041
         Accrued liabilities                             (258,772)        (326,817)           (847,929)          (322)    1,346,598
         Shareholder Settlement                                                --           (1,137,500)     1,768,000            --
         Deferred maintenance revenues                    112,239       (1,166,810)         (2,267,296)     2,938,166       (13,473)
         Decrease in net liabilities of
         discontinued operations                               --               --                  --     (2,021,070)      (75,944)
                                                      -----------      -----------         -----------    -----------  ------------
         Net cash (used in) provided by operations      1,016,690         (937,795)         (3,045,410)    18,092,891   (16,945,664)
                                                      -----------      -----------         -----------    -----------  ------------
 Cash flows from investing activities:

     Acquisition of property and equipment, net          (123,599)          (4,290)           (120,251)    (1,104,305)   (1,627,789)
     Issuance of common stock and exercise
       of stock options                                        --               --                  --          5,625            --
                                                      -----------      -----------         -----------    -----------  ------------
         Net cash provided by (used in) investing
           activities                                    (123,599)          (4,290)           (120,251)    (1,098,680)   (1,627,789)
                                                      -----------      -----------         -----------    -----------  ------------
     Cash flows from financing activities:
     Net current borrowings (repayment) under bank
       line of credit                                  (1,069,837)          69,610           1,986,507    (14,065,272)    8,071,347
     Payment of principal on long-term debt                    --               --                  --             --       (75,000)
     Proceeds from issuance of common stock (net
       offering costs)                                         --               --                  --             --     8,822,483
     Net proceeds (repayment) from capital lease
       obligation financing                                    --               --                  --       (237,539)      237,539
                                                      -----------      -----------         -----------    -----------  ------------
         Net cash provided by (used in) financing
           activities                                  (1,069,837)          69,610           1,986,507    (14,302,811)   17,056,369
   Net Increase (decrease) in cash and cash
        equivalents                                      (176,746)        (872,475)         (1,179,154)     2,691,400    (1,517,084)
   Cash and cash equivalents at beginning of period     1,516,709        2,695,863           2,695,863          4,463     1,521,547
                                                      -----------      -----------         -----------    -----------  ------------
   Cash and cash equivalents at end of period         $ 1,339,963      $ 1,823,388         $ 1,516,709    $ 2,695,863  $      4,463
                                                      -----------      -----------         -----------    -----------  ------------
     Supplemental disclosure of cash flows
           Cash paid during the period for:
               Interest                               $   151,573      $   122,233            $565,000   $    802,000  $  1,612,000
                                                      -----------      -----------         -----------    -----------  ------------
               Income taxes                                    --               --                  --             --  $     60,000
                                                      -----------      -----------         -----------    -----------  ------------
               During the year, Data Systems settled
                  a shareholder lawsuit through the
                  issuance of 650,000 shares of
                  common stock.                                                            $   630,500
                                                                                           ===========

   The accompanying notes are an integral part of these financial statements.

                        Data Systems Network Corporation
                   Notes To Consolidated Financial Statements

Note A - Nature of Business and Significant Accounting Policies

         Data Systems Network Corporation (Data Systems), incorporated in Michigan in 1986, provides computer network services and products that allow companies to control their complex distributed computing environments, allowing companies to capitalize on their investments in technology and people. Data Systems wide range of services includes applications development, network services, enterprise management, help desk and security services. Data Systems also provides a wide range of network integration services including installation, consultation, technical support and training to governmental and corporate accounts.

Principles of Consolidation

         The consolidated financial statements include the accounts of Data Systems and its former subsidiary, Unified Network Service, Inc (UNS.) The operations of UNS were sold during 1998 and they are shown as discontinued operations (See Note C.)

Cash Equivalents

         For purposes of the statement of cash flows, Data Systems considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

         At March 31, 2000, cash of $1,319,000 was restricted in connection with maintenance agreements. It will become unrestricted as revenue is recognized according to the terms of the agreements.

Inventories

         Inventories are stated at the lower of cost or market as determined by the weighted average method. Inventories consist of goods for resale and service parts which represent equipment spares utilized for service contracts.

Property and Equipment

         Property and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method based upon estimated useful lives ranging from 5 to 7 years. Amortization of leasehold improvements is provided over the terms of the various leases.

Goodwill and Long-Lived Assets

         The cost in excess of net assets acquired (goodwill) is amortized using the straight-line method over twenty years which is the estimate of future periods to be benefited. Data Systems performs a review for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Undiscounted estimated future cash flows of an asset are compared with its carrying value, if the cash flows are less than the carrying value, an impairment loss is recognized.

Income Taxes

         Income taxes are accounted for by using an asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial basis and tax basis of assets and liabilities. Assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition

         Revenue recognition for consulting, network installation services, time and materials services, and training is recognized when the services are rendered. Revenue from the sale of merchandise is recognized when the customer receives the product. Revenue from the sales of after-installation service maintenance contracts is recognized on a straight-line basis over the lives of the respective contracts.

Product Returns and Service Adjustments

         Product returns and service adjustments are estimated based upon historical data. Data Systems' customers have no contractual rights to return products. Data Systems determines whether to accept product returns on a case-by-case basis and will generally accept product returns only upon payment of a restocking fee and/or if the products may be returned to the manufacturer. Data Systems offers no warranty separate from the product manufacturers' warranties.

Earnings or Loss Per Share

         In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (SFAS 128.) SFAS 128 specifies the computation and presentation and disclosure requirements for earnings per share
(EPS) of entities with publicly held common stock or potential common stock. SFAS 128 defines two EPS calculations, basic and diluted. The objective of basic EPS is to measure the performance of an entity over the reporting period by dividing income available to common stock by the weighted average of shares outstanding. The objective of diluted EPS is consistent with that of basic EPS while giving effect to all dilutive potential common shares that were outstanding. As of March 31, 2000 and for year ended December 31, 1999, there were no potentially dilutive common shares. For year ended December 31, 1998, all potential common shares were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.

Use of Estimates

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

         The carrying amounts of Data Systems' financial instruments consist primarily of cash and cash equivalents, bank lines of credit, accounts receivables, accounts payable and short-term and long-term debt, approximate their fair values.

Financial Statement Presentation

         Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation.

Note B - Going Concern

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the year ended December 31, 1999 reflected net earnings of approximately $191,000, however, Data Systems had a loss from operations of approximately $787,000. During the years ended December 31, 1998 and 1997, Data Systems incurred losses of $4,678,893 and $4,974,100, respectively. These losses have contributed to Data Systems' deficit in working capital of $2,177,185 at December 31, 1999. These factors, among others, could raise doubt about Data Systems' ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         Management's plans with respect to this matter include a continued focus on reducing operational and overhead costs and the implementation of a change in strategy to emphasize service sales rather than product sales, which is expected to increase margins. Management believes the consolidation of its business operations and the stabilization of strategic business relationships will enable Data Systems to meet its obligations and attain a level of operations that are profitable.

         In addition, upon completion of the merger with TekInsight (See Note
P), Data Systems believes that additional financial resources will be available and synergies relating to business opportunities will be realized to help return Data Systems to profitability.

Note C - Discontinued Operations - Sale of Unified Network Services Inc.

         During 1998, Data Systems decided to sell its 70% interest in its large account network management services operation, Unified Network Services Inc. Under the terms of the original purchase agreement, the minority shareholders of UNS elected to exercise a contract option to purchase the UNS subsidiary. The terms of the sale included $7,000 in cash and a note for $3,000,000, which is secured by the stock of UNS. The buyers also assumed the existing liabilities of UNS. The gain upon disposal of the discontinued operations is net of allowances of $3,000,000 due to the uncertainty of the buyer's ability to repay the note and $989,400 in advances made by Data Systems for working capital, and payment of assumed liabilities.

         The results of operations of the discontinued operations for the years ended December 31, 1998 and 1997 are summarized below:

            For the years ended December 31,              1998           1997
                                                       -----------   ----------
            Revenues                                   $   278,060   $2,013,309
            Loss from discontinued operations          $(1,686,054)  $ (557,469)

Note D - Property and Equipment

         Property and equipment are summarized as follows at March 31, 2000 and December 31:

                                                                         March 31,                 December 31,
                                                                        ----------       -----------------------------
                                                                           2000              1999              1998
                                                                        ----------       ------------      -----------
            Computer equipment and software                             $3,116,508        $ 2,992,909      $ 3,889,597
            Furniture and fixtures                                         650,821            650,824          856,720
            Leasehold improvements                                         257,831            257,831          257,831
                                                                        ----------        -----------      -----------
                                                                         4,025,160          3,901,564        5,004,148
            Less accumulated depreciation and amortization              (2,679,216)        (2,516,066)      (2,481,170)
                                                                        ----------        -----------      -----------
                                                                        (1,345,444)       $ 1,385,498      $ 2,522,978
                                                                        ----------        -----------      -----------

Depreciation and amortization expense was approximately $ 164,155 and $246,750 for three months ended March 31, 2000 and 1999 respectively and $874,000, $914,000 and $574,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Note E - Other Assets

         Other assets consist of the following at March 31, 2000 and December
31:

                                                 March 31,               December 31,
                                                 ---------         --------------------------
                                                   2000              1999             1998
                                                 --------          --------        ----------
              Prepaid expenses                   $303,985          $351,956        $  606,662
              Accounts receivable - other               0                 0           795,636
                                                 $303,985          $351,956        $1,402,298
                                                 --------          --------        ----------

Note F - Accrued Liabilities

         Accrued liabilities consist of the following at March 31, 2000 and December 31:

                                                                   March 31,                 December 31,
                                                                  ----------         ----------------------------
                                                                     2000                1999             1998
                                                                  ----------         ----------        ----------
              Compensation benefits and taxes                     $  785,394         $  889,334        $1,229,821
              Customer advances                                       42,106             42,106           140,181
              State sales and other taxes                              2,741             41,163            74,208
              Other                                                  653,964            770,374         1,146,696
                                                                  $1,484,205         $1,742,977        $2,590,906
                                                                  ----------         ----------        ----------

Note G - Lines of Credit

         On September 30, 1998 Data Systems and Foothill Capital Corporation entered into a credit facility. The Foothill Agreement provides for an revolving line of credit not to exceed $15 million. The available line of credit at

December 31,1999 was $644,003 and $438,471 at March 31, 2000. Data Systems may, at its option and subject to specified collateral requirements, increase the line to $20 million during the term of the Foothill Agreement. Borrowing limits under the Foothill Agreement are determined based on a collateral formula, which includes 85% of qualified trade receivables. Borrowings under the Foothill Agreement bear interest at 1% over Norwest Bank prime (9.5 % at December 31, 1999 and 10.0% at March 31, 2000) and have a term extending to September 30, 2001.

         Data Systems is required to maintain financial ratios. At December 31, 1999 and March 31, 2000, Data Systems was in compliance with all of the ratios required by Foothill Capital Corporation. In addition, there are restrictions with respect to dividend distribution.

         In connection with the Foothill agreement, Data Systems issued a warrant for 50,000 shares of common stock with an exercise price not greater than $2.20 per share. This warrant will expire September 30, 2003.

Note H - Lease Commitments

         Data Systems has entered into several non-cancelable operating leases for office space, computer equipment, and furniture and fixtures that expire at various dates through 2004. The approximate future minimum annual rentals under non-cancelable operating leases are as follows:

                  Years ended December 31,
                  ------------------------
                             2000                                 $824,987
                             2001                                  725,299
                             2002                                  499,651
                             2003                                  187,045
                             2004                                   42,530
                                                                ----------

Total minimum lease obligations                                 $2,279,512
                                                                ==========

                  Total rent expense at March 31, 2000 and 1999 was approximately $210,000 and 288,000, respectively, and at March 31, 2000 and 1999 was approximately $209,888 and $288,241, respectively and for the years ended December 31, 1999, 1998, and 1997 was approximately $1,028,000, $1,558,000 and
                  $1,130,000, respectively.

Note I - Income Taxes

         Deferred tax assets and liabilities at December 31, consist of the following:

                                                                   March 31,                 December 31,
                                                                 -----------        -----------------------------
                                                                     2000              1999               1998
                                                                 -----------        -----------       -----------
                                                                 (unaudited)
         Deferred tax assets:
              Net operating loss carry forwards                  $ 4,510,000        $ 4,285,000       $ 3,336,000
              Deferred maintenance revenue                            17,000             17,000            17,000
              Allowance for doubtful accounts                        383,000            383,000           273,000
              Shareholder lawsuit settlement                               -                  -           601,000
              Inventory                                                    -                  -                 -
              Depreciation                                                 -                  -                 -
              Accrued vacation                                        92,000             92,000           102,000
                                                                 -----------        -----------       -----------

                                                                   5,002,000          4,777,000         4,329,000
         Deferred tax liabilities
              Depreciation                                           (66,000)           (66,000)         (138,000)
              Amortization                                          (126,000)          (126,000)         (114,000)
              Other                                                        -                  -                 -
                                                                 -----------        -----------       -----------
                                                                    (192,000)          (192,000)         (252,000)
         Less valuation allowance                                 (4,810,000)        (4,585,000)       (4,077,000)
                                                                 ------------       -----------       -----------
                                                                 $         -        $         -       $         -
                                                                 ===========        ===========       ===========

The net operating loss carry forwards expire in 2007 - 2018.

         The income tax provision reconciled to the tax computed at the statutory federal rate for continuing operations was as follows:

                                                              March 31,                     Year ended December 31,
                                                     -------------------------     ----------------------------------------
                                                        2000            1999         1999           1998           1997
                                                     ---------        --------     ---------     -----------   -----------
                                                             (unaudited)
         Tax (benefit) at statutory rates applied
         to income before federal income tax from
         continuing operations                       $(225,000)       $ 78,000     $  65,000     $(1,260,000)  $(1,502,000)
         Effect of nondeductible items                       -               -        28,000           41,000        52,000
         Other                                               -               -                                     (144,000)
         Changes in treatment on income tax return           -               -      (601,000)         939,000             0
         Valuation allowance                           225,000         (78,000)      508,000          280,000     1,594,000
                                                      --------        --------     ---------      -----------     ---------

                                                     $       -        $      -     $       -      $ --      -   $         -
                                                     =========        ========     =========      ===========    ==========

Note J - Redemption of Warrants

         During February 1997, Data Systems called all of its outstanding redeemable common stock purchase warrants for redemption as of March 10, 1997 pursuant to the warrant agreement, dated October 28, 1994, setting forth the terms of the purchase warrants. Approximately 99% of the warrants were exercised on or prior to the date of redemption at a price of $6.25 per warrant, resulting in net proceeds to Data Systems of approximately $7,400,000. In connection with the receipt of consent to the redemption, Data Systems agreed to file a registration statement with the Securities and Exchange Commission with respect to 60,000 units, issued to the underwriters' representatives in Data Systems' initial public offering, consisting of two common shares and two warrants to purchase an additional two common shares which may be purchased upon exercise of a warrant. The exercise price of these warrants was reduced from $16.50 to $12.50 per unit and the exercise price of the purchase warrants was reduced from $10.3125 to $6.25 per unit. The registration was completed in July 1997 and during the third quarter of 1997, all related warrants were exercised, resulting in net proceeds to Data Systems of approximately $1,400,000.

Note K - Stock Option Plans

         In April 1994 Data Systems adopted the 1994 stock option plan. A total of 200,000 shares were reserved for issuance under the 1994 plan. The options vest over a two-year period at the rate of 50% per year, beginning on the first anniversary of the grant date. In April 1997, Data Systems amended the 1994 plan to increase the reserved shares to 600,000. The vesting period in Data Systems' form option grant agreement was also changed to 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date. Data Systems' Compensation Committee retains the ability to change the vesting schedule at any time.


         In 1999 Data Systems granted options for 50,000 shares to a director of Data Systems exercisable at a price of $.66 per share when the fair market value at the date of the grant was $1.03. Such options vest 50% on the second anniversary date, and the 25% vest each of the next two years. In 1998 and 1997, Data Systems granted options for 40,000 and 3,000, shares, respectively, exercisable at a price of $.88 and $9.83 per share, respectively, which was the fair market value at the date of grant, to Directors of Data Systems. Such options vest one year from the grant date.


         The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $1.03, $3.86 and $9.83 per share, respectively.

                                                                                      Average
                                                              Shares                 per Share
                                                           Under Options           Exercise Price
                                                           -------------           --------------

             Balance at December 31, 1996                     191,703                  $ 4.55

             Issued                                           215,350                  $ 9.82
             Forfeited                                        (9,062)                  $ 6.19
             Exercised                                       (21,768)                  $ 4.57
                                                             --------

             Balance at December 31, 1997                     376,223                  $ 7.54

             Issued                                           138,750                  $ 3.86
             Forfeited                                       (137,900)                 $10.10
             Exercised                                         (1,250)                 $ 3.88
                                                             --------

             Balance at December 31, 1998                     375,823                  $ 5.15

             Issued                                            50,000                  $  .66
             Forfeited                                        (73,212)                 $ 6.59
             Exercised                                             --                  $

             Balance at December 31, 1999                     352,611                  $ 4.21
                                                             --------                  ------

             Issued                                                --                      --
                                                             --------                  ------

             Balance at March 31, 2000 (unaudited)            352,611                  $ 4.21
                                                             --------                  ------

The range of exercise prices on outstanding options at March 31, 2000 as follows:

                                                                  Weighted                   Average
                                                                   Average                  Remaining
                     Price Range            Shares             Exercise Price                 Life
                    -------------           -------            --------------               ---------
                      .66 - 2.50            158,125                  $0.96                      8.7
                     2.51 - 5.00             90,186                   4.25                      5.7
                     5.01 - 7.50             55,400                   6.84                      7.8
                     7.51- 10.00             15,700                   8.90                      7.1
                    10.01 - 13.75            33,200                  12.98                      7.7
                                             ------
                                            352,611

         As of March 31, 2000 the number of options exercisable was 122,237. As of December 31, 1999, 1998 and 1997 the number of options exercisable was 169,512, 193,123 and 62,461, respectively and the weighted average exercise price of those options was $5.89, $5.29 and $4.53, respectively.

         The Financial Accounting Standard Board has issued Statement No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123.) The Statement established a fair value method of accounting for employee stock options and similar equity instruments such as warrants, and encourages all companies to adopt that method of accounting for all of their stock compensation plans. However, the statement allows companies to continue measuring compensation for such plans using accounting guidance in place prior to SFAS No. 123. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net earnings and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted.

         The fair value of each grant is estimated on the date of grant using the Black-Scholes option - pricing model with the following weighted average assumptions for grants in 1999: dividend yield of 0%, expected volatility of 136.820%, risk-free interest rate of 6.751% and expected life of ten years.

         Data Systems has not adopted the fair value accounting provisions of SFAS No. 123. Accordingly, SFAS No. 123 has no impact on Data Systems' financial position or results of operations.

         Data Systems accounts for the stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, Data Systems' net earnings (loss) and earnings (loss) per share would have been as follows (in thousands, except for per share data):

                                                                                       March 31,    March 31,
                                                                                       ---------    ---------
                                               1999          1998           1997         2000         1999
                                               -----         ----           ----         ----         ----
                                                                                      (unaudited)   (unaudited)
Net Earnings (Loss) as reported               $191         $(4,678)        $(4,974)      $ (660)         230
Pro Forma                                        7          (4,985)         (5,418)           -            -

Earnings (Loss) per share as reported         $.03         $  (.96)        $ (1.15)      $(0.18)       $0.05
                                              ----         -------         -------       ------        -----
Pro Forma                                        -           (1.03)          (1.25)           -            -

Note L - Employee Benefit Plans

         Data Systems maintains a defined contribution 401(k) plan that covers substantially all employees. Contributions to the Plan may be made by Data Systems (which are discretionary) or by plan participants through elective salary reductions. No contributions were made to the plan by Data Systems during the three months ended March 31, 2000 and the years ended December 31, 1999, 1998, and 1997.

Note M - Major Customers

         In 1998 and 1997, the State of Michigan accounted for approximately 29% of revenue in each year. Additionally, the State of New York represented 25% and 12% of total revenues for 1999 and 1998 respectively.

Note N -Commitments and Contingencies

         Data Systems is involved in routine legal proceedings which are incidental to its business. All of these proceedings arose in the ordinary course of Data Systems' business and, in the opinion of Data Systems, any potential liability of Data Systems with respect to these legal actions will not, in the aggregate, be material to Data Systems' financial condition or operations.

Note O - Settlement of Lawsuit

         On February 17, 1999, Data Systems announced that it had agreed to a stipulation of settlement of the consolidated complaint in the shareholder class action lawsuit captioned, In Re: Data Systems Securities Litigation, Case No. 98-70854. The stipulation of settlement has been filed in federal court in Detroit, Michigan and the court determined the settlement to be fair on May 24, 1999. Under the terms of the settlement, and subject to various conditions, Data Systems created a gross settlement fund. The fund benefits a settlement class of purchasers who bought Data Systems' stock during the period from May 16, 1996 through February 24, 1998. The fund was comprised of $900,000 provided by Data Systems insurer, and, 650,000 shares of Data Systems' common stock which were issued June 22, 1999. In agreeing to the settlement, Data Systems and individual defendants made no admission of any wrongdoing.

         As of December 31, 1998, Data Systems recorded a liability for this settlement in the amount of $1,768,000. The amount of the liability was calculated assuming that a proposed merger with Information Architects had taken place and that the shares to be issued were those of Information Architects.

         When the plan of merger with Information Architects did not take place as planned the shares issued in the settlement were those of Data Systems rather than Information Architects. As a result, the amount of the settlement of the lawsuit was less than anticipated at December 31, 1998 and Data Systems recognized $1,137,500 as income in 1999.

Note P - Subsequent Event

         On January 18, 2000, Data Systems signed a letter of intent with TekInsight. Pursuant to the letter of intent, Data Systems agreed to enter into a proposed acquisition transaction calling for Data Systems to be merged into TekInsight Services, Inc., a wholly owned and principal operating subsidiary of TekInsight. In consideration for the merger, shareholders of Data Systems will receive a number of shares of a new class of TekInsight convertible preferred stock (convertible into TekInsight common stock on a one to one basis) proposed to be listed on the Nasdaq SmallCap Market that will have a market value of between $12,500,000 and $18,000,000, with such value to be based upon the market price of TekInsight common stock at the time of closing.

         On February 18, 2000, Data Systems and TekInsight entered into an agreement and plan of merger pursuant to which Data Systems will be merged into TekInsight Services, Inc., a wholly owned and operating subsidiary of TekInsight. In consideration for the merger, shareholders of Data Systems' will receive a varying purchase price which will equal $12,500,000 if the market price of TekInsight's common stock at the time of closing is less than $5.00 per share, $16,000,000 if the market price is between $5.00 and $7.00 per share, and $18,000,000 if the market price is over $7.00 per share. The merger price will be delivered to shareholders of Data Systems through a distribution of a number of shares of a new class of TekInsight convertible preferred stock proposed to be listed on the Nasdaq SmallCap Market. Completion of the merger is subject to a number of conditions, including receipt of TekInsight and Data Systems shareholder approval, acceptance by Nasdaq for the listing of the convertible preferred stock and other customary closing conditions. There can be no assurance the Nasdaq listing will be obtained for the newly issued convertible preferred stock, or that any of the closing conditions will be satisfied. Although no assurances can be given, the parties intend to close the merger no later than August 15, 2000.

                                                                    APPENDIX A



                        MICHIGAN BUSINESS CORPORATION ACT
                               DISSENTERS' RIGHTS

450.1761 DEFINITIONS.

Sec. 761.  As used in sections 762 to 774:

         (a) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

         (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving corporation by merger of that issuer.

         (c) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 762 and who exercises that right when and in the manner required by sections 764 through 772.

         (d) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         (e) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

         (f) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         (g)  "Shareholder" means the record or beneficial shareholder.


450.1762  RIGHT OF SHAREHOLDER TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

Sec. 762. (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

         (a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 703a or 736(5) or the articles of incorporation and the shareholder is entitled to vote on the merger, or the corporation is a subsidiary that is merged with its parent under section 711.

         (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

         (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order.

         (d) An amendment of the articles of incorporation giving rise to a right to dissent pursuant to section 621.

         (e) A transaction giving rise to a right to dissent pursuant to section 754.

         (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (g) The approval of a control share acquisition giving rise to a right to dissent pursuant to section 799.

(2) Unless otherwise provided in the articles of incorporation, bylaws, or a resolution of the board, a shareholder may not dissent from any of the following:

         (a) Any corporate action set forth in subsection (1)(a) to (e) as to shares that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, on the record date fixed to vote on the corporate action or on the date the resolution of the parent corporation's board is adopted in the case of a merger under section 711 not requiring shareholder vote under section 713.

         (b) A transaction described in subsection (1)(a) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) on the effective date of the merger or any combination thereof.

         (c) A transaction described in subsection (1)(b) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) on the effective date of the share exchange or any combination thereof.

         (d) A transaction described in subsection (1)(c) that is conducted pursuant to a plan of dissolution providing for distribution of substantially all of the corporation's net assets to shareholders in accordance with their respective interests within 1 year after the date of closing of the transaction, where the transaction is for cash or shares that satisfy the requirements of subdivision (a) on the date of closing or any combination thereof.

(3) A shareholder entitled to dissent and obtain payment for his or her shares pursuant to subsection (1)(a) to (e) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(4) A shareholder who exercises his or her right to dissent and seek payment for his or her shares pursuant to subsection (1)(f) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.


450.1763 RIGHTS OF PARTIAL DISSENTER; ASSERTION OF DISSENTERS' RIGHTS BY BENEFICIAL SHAREHOLDER.

Sec. 763. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any 1 person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if all of the following apply:

         (a) He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.

         (b) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.


450.1764 CORPORATE ACTION CREATING DISSENTERS' RIGHTS; VOTE OF SHAREHOLDERS; NOTICE.

Sec. 764. (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this act and shall be accompanied by a copy of sections 761 to 774.

(2) If corporate action creating dissenters' rights under section 762 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 766. A shareholder who consents to the corporate action is not entitled to assert dissenters' rights.


450.1765  NOTICE OF INTENT TO DEMAND PAYMENT FOR SHARES.

Sec. 765. (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated and must not vote his or her shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment for his or her shares under this act.


450.1766  DISSENTERS' NOTICE; DELIVERY TO SHAREHOLDERS; CONTENTS.

Sec. 766.  (1) If proposed corporate action creating dissenters' rights under section 762 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 765.

(2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must provide all of the following:

         (a) State where the payment demand must be sent and where and when certificates for shares represented by certificates must be deposited.

         (b) Inform holders of shares without certificates to what extent transfer of the shares will be restricted after the payment demand is received.

         (c) Supply a form for the payment demand that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether he or she acquired beneficial ownership of the shares before the date.

         (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (1) notice is delivered.


450.1767 DUTIES OF SHAREHOLDER SENT DISSENTER'S NOTICE; RETENTION OF RIGHTS; FAILURE TO DEMAND PAYMENT OR DEPOSIT SHARE CERTIFICATES.

Sec. 767. (1) A shareholder sent a dissenter's notice described in section 766 must demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 766(2)(c), and deposit his or her certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits his or her share certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this act.


450.1768 RESTRICTION ON TRANSFER OF SHARES WITHOUT CERTIFICATES; RETENTION OF RIGHTS.

Sec. 768. (1) The corporation may restrict the transfer of shares without certificates from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 770.

(2) The person for whom dissenters' rights are asserted as to shares without certificates retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

450.1769  PAYMENT BY CORPORATION TO DISSENTER; ACCOMPANYING DOCUMENTS.

Sec. 769. (1) Except as provided in section 771, within 7 days after the proposed corporate action is taken or a payment demand is received, whichever occurs later, the corporation shall pay each dissenter who complied with section 767 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(2)  The payment must be accompanied by all of the following:

         (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available the latest interim financial statements.

         (b) A statement of the corporation's estimate of the fair value of the shares.

         (c) An explanation of how the interest was calculated.

         (d) A statement of the dissenter's right to demand payment under section 772.


450.1770 RETURN OF DEPOSITED CERTIFICATES AND RELEASE OF TRANSFER RESTRICTIONS; EFFECT OF CORPORATION TAKING PROPOSED ACTION.

Sec. 770. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on shares without certificates.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 766 and repeat the payment demand procedure.


450.1771 ELECTION TO WITHHOLD PAYMENT FROM DISSENTER; OFFER TO PAY ESTIMATED FAIR VALUE OF SHARES, PLUS ACCRUED INTEREST; STATEMENTS; EXPLANATION.

Sec. 771. (1) A corporation may elect to withhold payment required by section 769 from a dissenter unless he or she was the beneficial owner of the shares before the date set forth in the dissenters' notice pursuant to section 766(2)(c).

(2) To the extent the corporation elects to withhold payment under subsection
(1), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who shall agree to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under section 772.

450.1772 DEMAND FOR PAYMENT OF DISSENTER'S ESTIMATE OR REJECTION OF CORPORATION'S OFFER AND DEMAND FOR PAYMENT OF FAIR VALUE AND INTEREST DUE; WAIVER.

Sec. 772. (1) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under section 769, or reject the corporation's offer under section 771 and demand payment of the fair value of his or her shares and interest due, if any 1 of the following applies:

         (a) The dissenter believes that the amount paid under section 769 or offered under section 771 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

         (b) The corporation fails to make payment under section 769 within 60 days after the date set for demanding payment.

         (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on shares without certificates within 60 days after the date set for demanding payment.

(2) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his or her shares.

450.1773 PETITIONING COURT TO DETERMINE FAIR VALUE OF SHARES AND ACCRUED INTEREST; FAILURE OF CORPORATION TO COMMENCE PROCEEDING; VENUE; PARTIES; SERVICE; JURISDICTION; APPRAISERS; DISCOVERY RIGHTS; JUDGMENT.

Sec. 773. (1) If a demand for payment under section 772 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the circuit court of the county in which the corporation's principal place of business or registered office is located. If the corporation is a foreign corporation without a registered office or principal place of business in this state, it shall commence the proceeding in the county in this state where the principal place of business or registered office of the domestic corporation whose shares are to be valued was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or for the fair value, plus accrued interest, of his or her after-acquired shares for which the corporation elected to withhold payment under section 771.

450.1773a REFEREE; APPOINTMENT; POWERS; COMPENSATION; DUTIES; OBJECTIONS TO REPORT; APPLICATION TO COURT FOR ACTION; ADOPTION, MODIFICATION, OR RECOMMITMENT OF REPORT; FURTHER EVIDENCE; JUDGMENT; REVIEW.

Sec. 773a. (1) In a proceeding brought pursuant to section 773, the court may, pursuant to the agreement of the parties, appoint a referee selected by the parties and subject to the approval of the court. The referee may conduct proceedings within the state, or outside the state by stipulation of the parties with the referee's consent, and pursuant to the Michigan court rules. The referee shall have powers that include, but are not limited to, the following:

         (a) To hear all pretrial motions and submit proposed orders to the court. In ruling on the pretrial motion and proposed orders, the court shall consider only those documents, pleadings, and arguments that were presented to the referee.

         (b) To require the production of evidence, including the production of all books, papers, documents, and writings applicable to the proceeding, and to permit entry upon designated land or other property in the possession or control of the corporation.

         (c) To rule upon the admissibility of evidence pursuant to the Michigan rules of evidence.

         (d)  To place witnesses under oath and to examine witnesses.

         (e)  To provide for the taking of testimony by deposition.

         (f)  To regulate the course of the proceeding.

         (g) To issue subpoenas, when a written request is made by any of the parties, requiring the attendance and testimony of any witness and the production of evidence including books, records, correspondence, and documents in the possession of the witness or under his or her control, at a hearing before the referee or at a deposition convened pursuant to subdivision (e). In case of a refusal to comply with a subpoena, the party on whose behalf the subpoena was issued may file a petition in the court for an order requiring compliance.

(2) The amount and manner of payment of the referee's compensation shall be determined by agreement between the referee and the parties, subject to the court's allocation of compensation between the parties at the end of the proceeding pursuant to equitable principles, notwithstanding section 774.

(3)  The referee shall do all of the following:

         (a)  Make a record and reporter's transcript of the proceeding.

         (b) Prepare a report, including proposed findings of fact and conclusions of law, and a recommended judgment.

         (c) File the report with the court, together with all original exhibits and the reporter's transcript of the proceeding.

(4) Unless the court provides for a longer period, not more than 45 days after being served with notice of the filing of the report described in subsection

(3), any party may serve written objections to the report upon the other party. Application to the court for action upon the report and objections to the report shall be made by motion upon notice. The court, after hearing, may adopt the report, may receive further evidence, may modify the report, or may recommit the report to the referee with instructions. Upon adoption of the report, judgment shall be entered in the same manner as if the action had been tried by the court and shall be subject to review in the same manner as any other judgment of the court.

450.1774  COSTS OF APPRAISAL PROCEEDING.

Sec. 774. (1) The court in an appraisal proceeding commenced under section 773 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 772.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable in the following manner:

         (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 764 through 772.

         (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this act.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees paid out of the amounts awarded the dissenters who were benefited.

                                                                      APPENDIX B


                                                              February 8, 2000

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331

Gentlemen:

You have asked us to render an opinion (the "Opinion") regarding the fairness, from a financial point of view, of consideration to be paid to shareholders of Data Systems Network Corporation ("DSNC" or the "Company"), a Michigan corporation, in connection with the merger of the Company with and into Astratek, Inc. ("Merger Sub"), a wholly-owed subsidiary of TekInsight.Com, Inc., a Delaware corporation ("Tek"). We understand the structure of the proposed merger (the "Merger") to be as follows:

1. At the Effective Time, as defined below, and subject to and upon the terms and conditions of the Agreement and Plan of Merger among Tek, Astratek, and DSNC (the "Agreement") dated January ____, 2000, and subject to the applicable provisions of the New York Business Corporation Law ("New York Law") and the Michigan Business Corporation Act ("Michigan Law"), DSNC shall be merged with and into Merger Sub, the separate corporate existence of DSNC shall cease and Merger Sub shall continue as the surviving corporation. Merger Sub, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "Surviving Corporation." It is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

2. Subject to the revisions of the Agreement, the parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of New York in accordance with the relevant provisions of New York Law ("Certificate of Merger") and the filing of a Certificate of Merger with the Michigan Department of Consumer and Industry Services - Corporation; Securities and Land Development Bureau in accordance with the relevant provisions of Michigan Law ("Effective Time") as soon as practical on or after the Closing (as herein defined). The closing of the Merger (the "Closing") shall take place at the offices of Nixon Peabody LLP, 437 Madison Avenue, New York, New York 10022, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI of the Agreement, or at such other time, date, and location as the parties agree in writing.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 2

3. At the Effective Time, all the property, rights, privileges, powers, and franchises of DSNC and Merger Sub shall vest in the Surviving Corporation, and all the debts, liabilities and duties of DSNC and Merger Sub shall become the debts, liabilities, and duties of the Surviving Corporation. At the Effective Time, the separate existence of DSNC will cease and DSNC will be merged with and into Merger Sub.

4. Except as otherwise provided in the Agreement, each share of common stock, $.01 par value per share, of DSNC issued and outstanding three (3) days prior to the Effective Time (the "Outstanding DSNC Common Stock"), will be cancelled and extinguished and automatically converted into the number of shares (the "Exchange Ratio") of Series A Convertible Preferred Stock, $.0001 par value, of Tek (the "Tek Preferred Stock") equal to the quotient obtained by dividing $12,500,000 (the "Purchase Price") by the market value of Tek common stock, $.0001 par value (the "Tek Common Stock"). Notwithstanding the above, in the event that the market value of Tek Common Stock is equal to a price that is $5.00 or more but less than $7.00, the Purchase Price shall be adjusted to equal $16,000,000 with the result of such increase in the market value being an adjustment in the number of Tek Preferred Stock shares issuable to DSNC shareholders. In the event that the market value of Tek Common Stock is equal to $7.00 or more the Purchase Price shall be adjusted to equal $18,000,000 with the result of such increase in the market value being an adjustment in the number of Tek Preferred Stock shares issuable to DSNC shareholders. In the event that the market value of Tek Common Stock is less than $2.00 per share the Agreement can be terminated by either Tek or DSNC. The Merger is also subject to termination upon the mutual written consent by the Board of Directors of Tek and DSNC.

5. Holders of Tek Preferred Stock shall be entitled, as detailed in the Certificate of Designations, Preferences and Relative, Participating, Optional, or Other Special Rights of Series A Convertible Preferred Stock and Qualifications, Limitations, and Restrictions Thereof of TekInsight.Com, Inc. ("Preferred Agreement"), to receive dividends in the same amount per share as dividends paid to the holders of Tek Common Stock. As long as any shares of Tek Preferred Stock are outstanding, no dividends shall be declared or paid or set apart for payment of Tek Common Stock for any period unless dividends in the same amount per share are paid to the holders of Tek Preferred Stock. If Tek or Merger Sub shall commence the winding up, dissolution, or liquidation of its affairs, no distributions shall be made to the holders of any shares of capital stock of Tek unless holders of Tek Preferred Stock shall have received the Liquidation Preference, as defined in the Preferred Agreement. As defined in the Preferred Agreement, Tek Preferred Stock will commence being convertible into Tek Common Stock on the first (1st) anniversary of the Closing. Any shares of Tek Preferred Stock that have not been converted to Tek Common Stock prior to the fifth (5th) anniversary of the Closing will be mandatorily converted to Tek Common Stock, or redeemed for a cash payment equal to the market value per share.

6. The market value will equal the average closing sale price for one share of Tek Common Stock, as reported by the NASDAQ Smallcap Market, for the ten (10) consecutive trading days ending on the trading day that immediately precedes

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 3

   the Closing; provided, that between the date of execution of the Agreement and the Closing, all outstanding options and warrants to acquire DSNC Common Stock that are exercisable prior to the Closing and which are not required to be assumed by Tek as a result of the Merger, will either be exercised or will be terminated on the Closing. To the extent that any such options or warrants are exercised no less than three (3) days prior to the Closing, for purposes of calculating the number of shares of Tek Preferred Stock to be issued to DSNC stockholders, the aggregate exercise price will be added to the Purchase Price (the "Adjusted Purchase Price") which now will be used in the Exchange Ratio quotient. The Exchange Ratio of DSNC Common Stock to Tek Preferred Stock will be adjusted by including the number of shares of DSNC Common Stock acquired upon such exercise in the outstanding DSNC Common Stock.

7. Each share of DSNC Common Stock held by DSNC or owned by Merger Sub, Tek, or any direct or indirect wholly owned subsidiary of DSNC or of Tek immediately prior to the Effective Time shall be canceled and extinguished without any conversion. No fraction of a share of Tek Preferred Stock will be issued by virtue of the Merger, but in lieu each holder of shares of DSNC Common Stock who would otherwise be entitled to a fraction of a share of Tek Preferred Stock shall receive from Tek an amount of cash equal to the product of (i) such fraction, multiplied by (ii) the market value.

8. At the Effective Time, each outstanding stock option under the Option Plan, as defined in the Agreement, shall be assumed by Tek. Each outstanding DSNC option shall be converted into an option, which shall be deemed to be vested as of the Effective Time, to purchase the same number of shares of Tek Preferred Stock. The exercise price for each such converted outstanding DSNC option shall be the quotient obtained by dividing the number of shares of DSNC Common Stock that are issued and outstanding three (3) days prior to the Closing which are converted at the Effective Time into one share of Tek Preferred Stock in accordance with the Exchange Ratio. Shares issued pursuant to options to purchase DSNC Common Stock under the Option Plan that are exercised prior to the date that is three business days prior to the Closing shall be converted into shares of Tek Preferred Stock in accordance to the Exchange Ratio.

We were provided with copies of certain financial information, merger documents, and other agreements by the managements or representatives of the Company, Tek, and Merger Sub. We relied upon and assumed without independent verification, the accuracy and completeness of financial and other information provided to us. We have further assumed that all information furnished to us by the Company, Tek, and Merger Sub, and their representatives represented good faith efforts to describe the current and prospective status of the Company, Tek, and Merger Sub from an operational and financial point of view. A non-exhaustive list of these documents includes:

1. the Agreement and Plan of Merger by and among TekInsight.Com, Inc., Astratek, Inc., and Data Systems Network Corporation dated January ____, 2000;

2. the Certificate of Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series A Convertible Preferred Stock and

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 4

    Qualifications, Limitations, and Restrictions Thereof of TekInsight.Com,
    Inc.;

3.  the amended and restated DSNC bylaws;

4. the Company's restated articles of incorporation filed April 2, 1986, second restated articles of incorporation filed February 5, 1990, third restated articles of incorporation filed November 4, 1993, and fourth amended and restated articles of incorporation filed May 17, 1994;

5. minutes of the Board of Directors of the Company from April 4, 1989 to December 16, 1999;

6. the Company's Form 10-K SEC filings for the periods December 31, 1996 through December 31, 1998, Form 8-K SEC filing dated January 18, 2000, Form 8-K SEC filing dated September 15, 1999, Form S-1 SEC filing dated December 16, 1996, Form 10-Q SEC filing for the period ended September 30, 1999, Form 10-Q SEC filing for the period ended June 30, 1999, and Form 10-Q SEC filing for the period ended March 31, 1999;

7. Tek's Form 10-K SEC filing for the period ended June 30, 1999, Form 10-Q SEC filing for the period ended September 30, 1999, and Form 8-K filing dated January 26, 2000;

8. Loan Security Agreement by and between Data Systems Network Corporation and Foothill Capital Corporation dated September 30, 1998;

9.  DSNC year 2000 operating and capital budget;

10. State of Michigan, Oakland County Circuit Court complaint between Data Systems Network Corporation (plaintiff) and Unified Network Services, Inc.;

11. United States District Court for the Eastern District of Michigan, Southern Division stipulation of settlement between Data Systems Network Corporation and Charles Altman, Dolores E. Andersen, Sezgey Bzyhhosnevsky, Joren Carlson, Debra Carlson, James M. Cerretani, Tony DiFatta, Jeffrey P. Emrich, David A. Goldberg, P.C., F.P. Krumenacher, C. Krumenacher, J. Krumenacher, Radha K. Kuchirhotla, Michael Mao, William J. Nelson, R. Pritzker, S. Pritzker, Sreenivasulu Raja, David L. Ronick, Michael Steele, and Elaine Weismann; and

12. DSNC Employee Inventions, Nondisclosure, and Nonsolicitation Agreement for Garrett L. Denniston, Joel C. Koch, Deborah Hartman, Michael Jansen, James Losinski, Ron Ben-Yishay, John Hawes, George D. Enete, James O. Reynolds, and John O. Lychos, Jr.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 5

During the course of our investigation, which included site visit to DSNC in Farmington Hills, Michigan, we conducted interviews with management and other personnel of the Company and Merger Sub and with representatives from Foothill Capital Corporation, Bodman, Longley & Dahling LLP, Dykema Gossett LLP, AmTech Associates, and Nixon Peabody LLP. With the exception of access to Tek's board minutes, we were given access to all materials and personnel requested for our work, and no limitations were imposed by the Company, Tek, or Merger Sub in the scope of our investigation.

In connection with this Opinion, we have made such reviews, studies, and analyses as we deemed necessary and pertinent under the circumstances. We have, among other things:

1. reviewed the information and documents listed above;

2. reviewed the historical financial performance of the Company and Tek;

3. reviewed management-provided forecasts for the Company;

4. analyzed the condition of the capital and securities markets;

5. participated in discussions with the managements of the Company and Tek concerning the operations, business strategy, financial performance, and prospects for the Company, Tek, and Merger Sub;

6. discussed with the managements of the Company and Tek their views of the strategic rationale for the Merger;

7. analyzed the factors included in Revenue Ruling 59-60, including:

   (a) the nature of the businesses and the history of the enterprises from inception;

   (b) the economic outlook in general and the condition of and outlook for the specific industry;

   (c) the book values of the stocks and the financial condition of the businesses;

   (d) the earning capacity of the Company and Tek;

   (e) the dividend-paying capacity of the Company and Tek;

   (f) whether or not the enterprises have goodwill or other intangible value;

   (g) prior sales of ownership interests or offers to purchase the Company or Tek; and

   (h) the market prices of stocks of corporations engaged in the same or a similar line of business and having their stocks actively traded in a free and open market.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 6

8. compared the financial ratios of the Company and Tek with those of a portfolio of publicly traded guideline companies operating within similar lines of business as the Company and Tek;

9. reviewed public filings and other information to gain insight into the outlook for the industry and for the companies which operate within the industry;

10. reviewed historical trading prices and volume levels for DSNC and Tek common stock;

11. reviewed premiums paid over the public stock prices of companies acquired in the computer networking and information technology industries since 1995;

12. reviewed the marketing process undertaken by the Company and its broker and analyzed previous offers to purchase the Company;

13. analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity; and

14. conducted other financial studies, analysis, and investigations as we deemed appropriate for the purpose of this Opinion.

In preparing its opinion, Valuation Counselors performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Valuation Counselors' opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Valuation Counselors believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Valuation Counselors made numerous assumptions with respect to DSNC, Tek, industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the control of DSNC and Tek. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Valuation Counselors' opinion and analyses were only one of the many factors considered by the Board of Directors of DSNC in its evaluation of the Merger and should not be

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 7

viewed as determinative of the views of the Board of Directors or management of DSNC with respect to the Exchange Ratio or the proposed Merger.

Contribution Analysis:

Valuation Counselors analyzed the respective current contributions of DSNC and Tek to the estimated revenue, EBITDA, and net income of the combined company. This analysis indicated that (i) in fiscal 1999, DSNC would contribute approximately 94.0% of revenue, 170.0% of EBDIT, and 50.4% of net income, and
(ii) Tek would contribute approximately 6.0% of revenue, -70.0% of EBDIT, and 49.6% of net income of the combined company.

Pro Forma Merger Analysis:

Valuation Counselors analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on Tek's projected earnings per share ("EPS") for fiscal years 2000 through 2004 based, in the case of DSNC, on internal estimates of the management of DSNC for fiscal year 2000 and extrapolated for subsequent years based on management's growth rate estimates and, in the case of Tek, on estimates of selected investment banking firms for fiscal years 2000 through 2004 and extrapolated for subsequent fiscal years based on analysts' growth estimates for Tek. The results of the pro forma merger analysis suggested that the Merger could be accretive to Tek's EPS in each of the fiscal years analyzed. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Discounted Cash Flow Analysis:

Valuation Counselors performed a discounted cash flow analysis of the projected debt-free net cash flow of DSNC for the fiscal years ending September 30, 2000 through 2004, partially based on internal estimates of the Company's management. The indicated enterprise value was determined by adding the present value of the projected debt-free net cash flows over the fiscal years 2000 through 2004 and the present value of DSNC's estimated terminal value in 2004. The projected cash flows and terminal value were discounted to present value using a discount rate of 19%. This analysis yielded an enterprise value below the Purchase Price.

Publicly Traded Guideline Company Analysis:

Using publicly available information, Valuation Counselors analyzed the market values and trading multiples of the following publicly traded guideline companies: Tier Technologies, Inc., Microstrategy, Inc., Peregrine Systems, Inc., Eltrax Systems, Inc., Socrates Technologies Corporation, Micros to Mainframes, Inc., Osage Systems Group, Inc., and Government Technology Services, Inc. As shown below, the indicated multiples based on the Purchase Price offered for DSNC fall within the ranges of the guideline companies' market multiples but below the median levels. Such a placement is warranted due to DSNC's smaller

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 8

size, higher leverage, and inferior historical and projected growth rates in comparison to the guideline companies.

-----------------------------------------------------------------------------------------------------------
                              Guideline Companies            DSNC Calculated Multiples by Purchase Price
                     --------------------------------------------------------------------------------------
Market Multiple:         High         Low        Median      $12,500,000    $16,000,000      $18,000,000
-----------------------------------------------------------------------------------------------------------
MVIC(1)/Revenue          84.49        0.12         1.74          0.35           0.41             0.45

MVIC/EBDIT(2)           577.79       11.31        76.64         17.61          20.99            22.93

(1)  MVIC: Market Value of Invested Capital
(2)  EBDIT: Earnings Before Depreciation, Interest, and Taxes
-----------------------------------------------------------------------------------------------------------

Merger and Acquisition Transaction Analysis:

Valuation Counselors, using publicly available information, reviewed the purchase prices and implied transaction multiples paid or proposed to be paid for 69 companies engaged in the computer networking and information technology industries. As detailed below, DSNC's multiples derived from the Purchase Price fall within the range of the transacted companies' market multiples.

-----------------------------------------------------------------------------------------------------------
                         Market Transaction Companies        DSNC Calculated Multiples by Purchase Price
-----------------------------------------------------------------------------------------------------------
Market Multiple:         High         Low        Median      $12,500,000    $16,000,000      $18,000,000
-----------------------------------------------------------------------------------------------------------
MVIC(1)/Revenue         19.33         0.02        0.90           0.35           0.41             0.45

MVIC/EBDIT(2)           38.96         0.02        9.86          17.61          20.99            22.93

(1)  MVIC: Market Value of Invested Capital
(2)  EBDIT: Earnings Before Depreciation, Interest, and Taxes
-----------------------------------------------------------------------------------------------------------

Other Factors and Analysis:

In rendering the Opinion, Valuation Counselors also considered other factors relevant to a valuation of DSNC. These factors included (i) the premiums paid in acquisitions of companies in the computer networking and information technology industries and (ii) other offers to purchase the Company's securities. The Purchase Price equates to a 113.5% to 207.5% premium over the Company's pre January 20, 2000 common stock share price. By comparison, between 1995 and 1999, the premium paid for transacted companies within the computer networking and information technology industries ranged between 13.0% and 81.4% with a median of 57.0%. Given this as well as the Company's market presence the premium to DSNC stockholders appears fair. Competing offers of expressions of interest were received from Micros to Mainframes, Inc., Dyn Corporation, American United Global, Inc., and Alydaar Software Corporation. With the exception of the

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 9

Alydaar Software Corporation offer, all the competing offers were relayed verbally to the Company's business broker. The Micros to Mainframes, Inc. offer indicated to the Company's representative a value between $12 million and $13 million. The offer was declined due to business logistics and the fact that Micros to Mainframes, Inc. was undergoing an assimilation of a recent acquisition. The Dyn Corporation offer, also presented verbally, had a value between $12 million to $13 million and was declined due to the use of privately held stock as a portion of the purchase price. American United Global, Inc. offered $12 million for the Company but the offer was declined since American United Global, Inc. would have had to liquidate a subsidiary in order to finance the acquisition. These offers compare to the Purchase Price range between $12,500,000 and $18,000,000.

In formulating our conclusions from the above valuation approaches, we have assumed:

1. continued operation of the Company, Tek, and Merger Sub at their present facilities unless identified to us for disposal;

2. the properties will be competently managed and maintained by financially sound owners over the period of projected cash flows; and

3. no additional financings, distributions, or acquisitions, other than those specifically addressed in the Opinion, will occur during the projection period.

Based upon our study and subject to the assumptions and limitations included herein and in our engagement letter dated January 12, 2000, it is our opinion, as of the date of this letter, that the Exchange Ratio as outlined above is fair, from a financial point of view, to the shareholders of Data Systems Network Corporation.

The Opinion, as set forth herein, relates to the relative values of DSNC and Merger Sub. Valuation Counselors did not express any opinion as to what the value of Tek Common Stock actually will be when issued to DSNC stockholders pursuant to the Merger or the price at which the Tek Common Stock will trade subsequent to the Merger. Although Valuation Counselors evaluated the Exchange Ratio from a financial point of view, Valuation Counselors was not asked to and did not recommend the specific consideration payable in the Merger, which was determined through negotiation between DSNC and Tek.

The Opinion is for the confidential use of the Board of Directors of Data Systems Network Corporation and is applicable only for the purpose stated herein; any use or reliance for any other purpose, by you or third parties, is invalid. We hereby consent to: (1) the filing and disclosure of the Opinion with the Securities and Exchange Commission and any state securities commission or blue sky authority, if such filing or disclosure is required pursuant to the rules and regulations thereof, or required by applicable law in the opinion of Data Systems Network Corporation counsel; and disclosure of the Opinion upon the demand, order or request of any court, administrative or governmental agency or regulatory body or as may be required or appropriate in response to any summons, subpoena, or discovery requests. No other use or reference to the Opinion may be made without the prior written consent of Valuation Counselors, which consent shall not be unreasonably withheld.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 10

All the terms and conditions as contained in our engagement letter dated January 12, 2000, are incorporated and apply herein.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 11

Valuation Counselors is principally and continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, divestitures, leveraged buyouts, private placements, and other situations. Prior to this engagement, Valuation Counselors has had no relationship with either Data Systems Network Corporation or TekInsight.Com, Inc.

                                                   Respectfully Submitted,

                                                   VALUATION COUNSELORS

                                                   /s/ Beth A. Smoots
                                                   -------------------
                                                   Beth A. Smoots
                                                   Managing Director

89-6234/dj

                                                                      APPENDIX C


February 18, 2000


Board of Directors
TekInsight.com, Inc.
5 Hanover Square - 24th  Floor
New York, NY  10004

Attention:  Mr. Damon Testaverde

Dear Sirs:

         We understand that TekInsight.Com, Inc. (the "Company" or "TEKS"), Astratek, Inc. ("Merger Co.") and Data Systems Network Corporation ("DSNC") have entered into an Agreement and Plan of Merger, (the "Agreement"), whereby, among other things, TEKS will acquire 100% of the capital stock of DSNC by the merger of DSNC with Merger Co., a wholly-owned subsidiary of TEKS incorporated under New York law. It is contemplated that DSNC will merge with MergerCo in a statutory merger under New York law (the "Merger"), with MergerCo as the surviving corporation of the Merger.

         The Merger will become effective at the date and time of the filing by the parties to the Agreement filing a Certificate of Merger with the Secretary of State of the State of New York and the filing of a Certificate of Merger with the Michigan Department of Consumer and Industry Services - Corporation; Securities and Land Development Bureau (the "Effective Time"). At the Effective Time and subject to the terms and conditions of the Agreement and the applicable provisions of New York Law and Michigan Law, DSNC shall be merged with and into Merger Co., the separate corporate existence of DSNC shall cease and MergerCo shall continue as the surviving corporation. As consideration for the Merger (the "Merger Consideration"), subject to the provisions contained in the Agreement, all outstanding shares of DSNC capital stock will be exchanged for that number of shares of a newly-created series of TEKS preferred stock (the "Series A Preferred Stock") that is equal to that number of shares of TEKS common stock having a market value at Merger closing of $12,500,000 (the "Purchase Price"). The market value of TEKS common stock at Merger closing will be equal to the average closing price for TEKS common stock, as reported by the Nasdaq Smallcap Market, for the ten (10) consecutive trading days ending on the trading day that immediately precedes the closing date of the Merger (the "Average Price"). In the event that the Average Price is equal to a price that is $5.00 or more but less than $7.00, the Purchase Price shall be adjusted to equal $16,000,000 (the "First Increased Purchase Price"); and in the event that the Average Price is equal to $7.00 or more, the Purchase Price shall be adjusted to equal $18,000,000 (the "Second Increased Price"). As a result of any such increase in the Average Price, the number of Series A Preferred Stock shares issuable to DSNC shareholders shall be proportionately increased per the terms of the Agreement.

         You have requested our opinion, as financial advisors, as to the fairness of the Merger Consideration, from a financial point of view, to the Company.

         In conducting our analysis of DSNC and arriving at our opinion as expressed herein, we have reviewed and analyzed certain financial and other information of DSNC that was publicly available, including filings made with the Securities and Exchange Commission (the "SEC"). The documents reviewed by Valuemetrics include, but are not limited to:

(i) Audited financial statements (filed with the U.S. Securities and Exchange Commission) for the fiscal years ended December 31, 1996 through December 31, 1998;

(ii) Unaudited financial statements (filed with the U.S. Securities and Exchange Commission) for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

(iii) Unaudited management prepared forecasted income statements for the fiscal years ending December 31, 1999 and 2000;

(iv) Unaudited management prepared forecasted balance sheet for the year ending December 31, 2000;

(v)    Management prepared schedule of Net Operating Losses;

(vi) List of the ten largest customers of Data Systems Network for each fiscal year 1998 and 1999;

(vii) List of the ten largest vendors of Data Systems Network for each fiscal year 1998 and 1999;

(viii) Schedule of share ownership prepared by American Stock Transfer & Trust Company as of 12/31/1999;

(ix) Schedule of options ownership prepared by management dated January 24, 2000;

(x) The stock price trading history of the Company's shares as traded in the over-the-counter market currently under the OTC Bulletin Board under the symbol DSYS;

(xi) Letter to the Audit Committee and Board of Directors of Data Systems Network Corporation from the Company's Auditor, Plante & Moran, LLP dated May 21, 1998;

(xii) Letter to the Board of Directors of Data Systems Network Corporation from the Company's Auditor, Grant Thornton, LLP dated September 14, 1999;

(xiii) Draft Agreement and Plan of Merger dated February 18, 2000 by and among TekInsight.Com, Inc., Astratek, Inc. and Data Systems Network Corporation; and

(xiv) Letter of Intent of the merger between Data Systems Network Corporation and TekInsight.Com, Inc, dated January 18, 2000.

         In addition, Valuemetrics has reviewed available industry and market research and publicly available financial and stock performance data of companies that we deemed comparable to DSNC.

         In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed certain financial and other information of the Company. The documents reviewed by Valuemetrics include, but are not limited to:

(i) Audited financial statements (filed with the U.S. Securities and Exchange Commission) for the fiscal years ended June 30, 1997 through June 30, 1999;

(ii) Unaudited financial statements (filed with the U.S. Securities and Exchange Commission) for the quarters ended September 30, 1999;

(iii) Unaudited internally prepared financial statements for the quarter ending December 31, 1999;

(iv) Detailed breakdown of marketable securities holdings as of fiscal year ended June 30, 1999 and fiscal quarter ended September 30, 1999;

(v) Detailed breakdown of accounts of the audited income statement for the fiscal year ending June 30, 1999;

(vi) Detailed breakdown of accounts of the unaudited income statement for the fiscal quarters ending September 30, 1999 and December 31, 1999;

(vii) Unaudited management prepared forecasted income statements for the calendar years ending December 31, 2000, 2001 and 2002; and

(viii) U.S. Securities and Exchange Commission Form 8-K filing dated July 30, 1999.

         In addition, we have reviewed available industry and market research pertaining to TEKS' operations and various assets.

         In rendering our opinion, we have conducted on site due diligence and held discussions with certain officers, employees and representatives (including counsel) of the Company and DSNC, respectively, concerning the business and operations, assets, present condition and future prospects of the Company and DSNC and undertook such other studies, analyses and investigations as we have deemed appropriate.

         In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by us in arriving at our opinion and have not attempted independently to verify such information. We have not assumed any responsibility for the independent verification of any such information or projections provided to us and we have further relied upon the assurance of the management of the Company and DSNC that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the Company's or DSNC's assets or liabilities. We have also assumed that the transactions described in the Agreement, and related Letter Agreement, would be consummated on the terms set forth therein, without waiver of any such terms.

         We have assumed, with the consent of the Company and DSNC, that the Merger will comply with applicable federal and state laws, including, without limitation laws relating to bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect affecting creditors' rights generally.

         As part of our professional services, we are regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, leveraged buyouts, sales of unlisted securities, and valuations for estate, corporate and other purposes. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Subsequent developments may affect this opinion, and we disclaim any obligation to update, revise or reaffirm this opinion.

         This letter and our opinion as expressed herein are for the benefit and use of the Board of Directors of the Company in its consideration of the Merger. The Board of Directors of the Company may rely upon this opinion with respect to the Merger. This letter does not constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company and does not address the underlying business decision of the Board of Directors of the Company to proceed with or effect the Merger. In addition, in rendering this opinion, we do not express any view as to the prices at which the Company's securities may trade prior to or following the Merger. This letter does not constitute a recommendation by our firm to any particular member of the Board of Directors or to any stockholder as to how such member or stockholder should vote in connection with the Merger. We understand that this Opinion will be filed with the SEC and distributed to DSNC stockholders as part of a Proxy Statement relating to the Merger. We hereby consent to the foregoing use of this letter. Otherwise, this letter and the contents hereof may not be published, disseminated, referred to, summarized, described or otherwise used, nor shall any public reference to Valuemetrics, Inc. be made, without our prior written consent (except in documents or communications filed with the SEC and NASDAQ, including any proxy statements). As you are aware, we will receive a fee for our services to the Board of Directors in connection with rendering this opinion, and the Company has indemnified Valuemetrics for certain liabilities arising out of this engagement including those which result, under certain circumstances, from the rendering of this opinion.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid under the terms of the Agreement and in connection with the Merger is fair, from a financial point of view, to the Company.



                                         Very truly yours,

                                         /s/ Valuemetrics, Inc.
                                         ----------------------
                                         VALUEMETRICS, INC.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         ARTICLE SEVENTH of the certificate of incorporation of the registrant eliminates the personal liability of directors to the registrant or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such elimination of the personal liability of a director of the registrant does not apply to (i) any breach of the director's duty of loyalty to the registrant or its shareholders, including, but not limited to, any appropriation, in violation of his duties, of any business opportunity of the registrant, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) actions prohibited under Section 174 of the Delaware General Corporation Law (i.e., liabilities imposed upon directors who vote for or assent to the unlawful payment of dividends, unlawful repurchases or redemption of stock, unlawful distribution of assets of the registrant to the Shareholders without the prior payment or discharge of the registrant's debts or obligations, or unlawful making or guaranteeing of loans to directors), or (iv) any transaction from which the director derived an improper personal benefit. In addition, Article Ninth of the registrant's certificate of incorporation, as amended, provides that the registrant shall indemnify its corporate personnel, directors and officers to the fullest extent permitted by the Delaware General Corporation Law, as amended.

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         Section 145 further provides that a corporation may indemnify a person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         The following is a list of all exhibits filed as part of this registration statement:


   Exhibit Number      Exhibit Description
   --------------      -------------------
   2.1                 Agreement and Plan of Merger, as amended, dated February 18, 2000 between TekInsight.com,
                       TekInsight Services, Inc. and Data Systems Network Corporation*

   2.2                 Second Amendment to the Agreement and Plan of Merger dated as of June 28, 2000 between
                       TekInsight.com, Inc. TekInsight Services, Inc. and Data Systems Network Corporation

   3.2                 Amended and restated bylaws of TekInsight*

   4.1                 Form of certificate of designations for Series A preferred stock

   5.1                 Opinion of Nixon Peabody LLP regarding legality of shares issued (including consent)*

   8.1                 Form of joint opinion of Nixon Peabody LLP and Bodman, Longley & Dahling LLP regarding tax matters (including consent)*

   9                   Voting agreement between shareholders of Data Systems, TekInsight Services and TekInsight
                       dated as of February 18, 2000*

   10.1                Form of indemnity agreement between TekInsight and its officers and directors*

   10.2                Affiliate agreement dated as of February 18, 2000 between Michael W. Grieves and Gregory
                       Cocke, as principal shareholders, and Data Systems, TekInsight Services and TekInsight, as
                       parties to the merger*

   10.3                Consulting Agreement between Steven J. Ross and BugSolver.Com, Inc. dated as of December
                       10, 1999*

   10.4                Consulting Agreement between Steven J. Ross, TekInsight.com, Inc. and BugSolver.Com, Inc.,
                       dated as of May 15, 2000

   10.5                Letter Agreement between Core Strategies, LLC and TekInsight.com, Inc., dated May 24, 2000

   10.6                Form of consulting Agreement between The Exigo Group and TekInsight.com, Inc., dated June
                       1, 2000

   21                  TekInsight subsidiaries

   23.1                Consent of Nixon Peabody LLP (contained in Exhibit 5.1 and Exhibit 8.1)*

   23.2                Consent of Bodman, Longley & Dahling LLP (contained in Exhibit 8.1)*

   23.3                Consent of Feldman Sherb & Co., P.C.

   23.4                Consent of Grant Thornton LLP

   23.5                Consent of Plante & Moran, LLP

   23.6                Consent of Valuemetrics, Inc.*

   23.7                Consent of Valuation Counselors Group, Inc.*


   24                  Power of Attorney (included on signature page)*

   99                  Form of Series A convertible preferred stock certificate of TekInsight.com, Inc.

   99.1                Consent of Steven J. Ross to being named a director*

   99.2                Consent of Michael W. Grieves to being named a director*

   99.3                Consent of Walter J. Aspatore to being named a director*

   99.4                Form of amendment to 1992 employee stock option plan*

   99.5                Opinion of Financial Advisor, Valuation Counselors Group, Inc.*

   99.6                Opinion of Financial Advisor, Valuemetrics, Inc.*

* This exhibit has been previously filed on the Form S-4 registration statement dated May 1, 2000 with the Securities & Exchange Commission.



ITEM 22. UNDERTAKINGS

         (a)  The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by ss. 210.3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or ss.210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or
             Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference on Form F-3.

        (b) The undersigned registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)  The undersigned registrant hereby undertakes:

             (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, New York on July 13, 2000.


                                   TekInsight.Com, Inc.


                                   By: /s/ Arion Kalpaxis
                                       -----------------------------------------
                                       Arion Kalpaxis, Chief Operating Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steven J. Ross and Arion Kalpaxis and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendment to this registration statement, and to file same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                 TITLE                                   DATE
---------                                 -----                                   ----

                                          President and Chief Executive Officer
/s/ Steven J. Ross                        and Director                            July 13, 2000
-----------------------------------
Steven J. Ross
                                          Chairman of the Board and Chief
/s/ Alexander Kalpaxis                    Technology Officer                      July 13, 2000
-----------------------------------
Alexander Kalpaxis

                                          Chief Operating Officer, Acting Chief
                                          Financial Officer and Principal
/s/ Arion Kalpaxis                        Accounting Officer                      July 13, 2000
-----------------------------------
Arion Kalpaxis


/s/ Brian D. Bookmeier                    Director                                July 13, 2000
-----------------------------------
Brian D. Bookmeier


/s/ Damon Testaverde                      Director                                July 13, 2000
-----------------------------------
Damon Testaverde


/s/ James Linesch                         Director                                July 13, 2000
-----------------------------------
James Linesch


                                INDEX TO EXHIBITS



   Exhibit Number      Exhibit Description
   --------------      -------------------

   2.2                 Second Amendment to the Agreement and Plan of Merger dated as of June 28, 2000 between
                       TekInsight.com, Inc. TekInsight Services, Inc. and Data Systems Network Corporation

   4.1                 Form of certificate of designations for Series A preferred stock

   10.4                Consulting Agreement between Steven J. Ross, TekInsight.com, Inc., and BugSolver.Com, Inc.
                       dated as of May 15, 2000

   10.5                Letter Agreement between Core Strategies, LLC and TekInsight.com, Inc. dated May 24, 2000

   10.6                Form of Consulting Agreement between The Exigo Group and TekInsight.com, Inc., dated
                       June 1, 2000

   21                  TekInsight.com, Inc. subsidiaries

   23.3                Consent of Feldman Sherb & Co., P.C.

   23.4                Consent of Grant Thornton LLP

   23.5                Consent of Plante & Moran, LLP

   99                  Form of Series A convertible preferred stock certificate of TekInsight.com, Inc.

